

GARMIN®

2023 ANNUAL REPORT



FORERUNNER® 965
PREMIUM RUNNING AND TRIATHLON SMARTWATCHES

LETTER FROM THE CEO

Dear Shareholders:

2023 was another record-breaking year. We entered the year cautiously optimistic, but as it progressed, we experienced better than expected momentum in multiple segments, which resulted in solid annual performance. We delivered record consolidated revenue of $5.23 billion, increasing 8% over the previous year with operating income increasing 6% to nearly $1.1 billion. Our success was driven by record revenue in three of our five segments and strong customer demand across our robust product lines.

During the year, component lead times and availability continued to normalize while shipping bottlenecks eased. These factors, combined with healthy demand for our products, reduced inventory levels and boosted free cash flow to nearly $1.2 billion. We believe our supply chain has normalized and look forward to 2024.

Our results and outlook for the year give our Board of Directors the confidence to propose an annual dividend of $3.00 per share, a 3% or 8¢ increase over the prior dividend amount, which is one of several items we are asking shareholders to approve at our 2024 annual meeting.

Throughout the year, we launched many new products and received numerous awards and industry recognition. Forbes ranked Garmin No. 2 on its list of America's Best Large Employers. We are honored to be recognized for creating a best-in-class workplace. Our teams received multiple accolades, including being ranked No. 1 in customer support for the 20th consecutive year by both Professional Pilot and Aviation International News, and we were recognized as "Best of the Best" Supplier by Embraer. We were also named 2023 Manufacturer of the Year by the National Marine Electronics Association, received a 2023 IBEX Innovation Award, and were recognized as the 2023 Most Innovative Marine Company by Soundings Trade Only, a leading trade publication for the recreational boating industry. These awards, and many more, are a testament to our associates' passion and commitment to serving our customers and each other.

I am proud of our accomplishments in 2023, and I am confident we are well-positioned for long-term success.

I want to thank you, our shareholders, for your interest in Garmin, and we look forward to a successful future together.



CLIFF PEMBLE | PRESIDENT AND CEO

GARMIN.

FINANCIAL HIGHLIGHTS

The selected financial data below and elsewhere in this Annual Report should be read in conjunction with the Consolidated Financial Statements and notes thereto included in our Annual Report on Form 10-K, which is included with this Annual Report.

CONSOLIDATED FINANCIAL HIGHLIGHTS [1]



NET SALES GROSS PROFIT OPERATING INCOME

(IN MILLIONS)

GAAP DILUTED EARNINGS PER SHARE [1]



DIVIDENDS DECLARED PER SHARE [1,2]



CASH FLOW [1,3]



OPERATING CASH FLOW FREE CASH FLOW

(IN MILLIONS)

[1] Our fiscal year-end is the last Saturday of the calendar year and does not always fall on Dec. 31. Fiscal year 2022 contains 53 weeks, while all other years presented contain 52 weeks.
[2] Dividends declared per share refers to the cash dividend per share that has been approved by shareholders in the given fiscal year. See Note 8 - Stockholders' Equity for additional detail.
[3] Operating Cash Flow is equal to net cash provided by operating activities. Free Cash Flow is defined as net cash provided by operating activities, as presented above, less purchases of property and equipment of $118 million, $185 million, $307 million, $244 million and $193 million in 2019, 2020, 2021, 2022 and 2023, respectively.

REVENUE AND OPERATING INCOME

BY SEGMENT

2023 REVENUE
PERCENT OF TOTAL



2023 OPERATING INCOME
PERCENT OF TOTAL



○ FITNESS
○ OUTDOOR
○ AVIATION
○ MARINE
● AUTO OEM

FITNESS



$1,534
$359
$1,109
$105
$1,345
$232

2021   2022   2023

OUTDOOR



$1,607
$524
$1,770
$573
$1,697
$515

2021   2022   2023

AVIATION



$712
$193
$793
$213
$846
$226

2021   2022   2023

MARINE



$875
$250
$904
$215
$917
$179

2021   2022   2023

AUTO OEM



$255
($108)
$284
($79)
$423
($61)

2021   2022   2023

■ REVENUE   ▨ OPERATING INCOME (LOSS)*

(IN MILLIONS)

*2021 AND 2022 REVENUE AND OPERATING INCOME HAVE BEEN RECAST
TO CONFORM TO THE ORGANIZATION REALIGNMENT THAT OCCURRED
IN JANUARY 2023, WHICH COMBINED THE CONSUMER AUTO OPERATING
SEGMENT WITH THE OUTDOOR OPERATING SEGMENT.*

GARMIN.



GARMIN.

VENU® 3 SERIES
HEALTH AND FITNESS GPS SMARTWATCHES


GARMIN
FĒNIX® 7 PRO
ULTIMATE MULTISPORT GPS SMARTWATCHES



GDL® 60 DATALINK WITH PLANESYNC™ TECHNOLOGY
CONNECTED AIRCRAFT SOLUTION



GARMIN.

FORCE® KRAKEN TROLLING MOTOR
THE INDUSTRY'S MOST POWERFUL TROLLING MOTOR*

*In compliance with ISO standard 13342.





DISPLAY FOR MINI COOPER SE
POWERED BY GARMIN DOMAIN CONTROLLER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[☒] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2023

or

[☐] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-41118

GARMIN LTD.
(Exact name of registrant as specified in its charter)



Switzerland	**98-0229227**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Mühlentalstrasse 2	
8200 Schaffhausen	N/A
Switzerland	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code: **+41 52 630 1600**

Securities registered pursuant to Section 12(b) of the Act:

Registered Shares, $0.10 Per Share Par Value	**GRMN**	**New York Stock Exchange**
(Title of each class)	(Trading Symbol)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES [☑] NO [☐]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES [☐] NO [☑]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [☑] NO [☐]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulations S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES [☑] NO [☐]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	[☑]	Accelerated Filer	[☐]
Non-accelerated Filer	[☐]	Smaller reporting company	[☐]
Emerging growth company	[☐]		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES [☐] NO [☑]

Aggregate market value of the common shares held by non-affiliates of the registrant as of July 1, 2023 (based on the closing price of the registrant's common shares on the New York Stock Exchange for June 30, 2023) was approximately $15,973,000,000.

Number of shares outstanding of the registrant's common shares as of February 16, 2024:

Registered Shares, $0.10 par value – 191,777,417 (excluding treasury shares)

Documents incorporated by reference:

Portions of the following document are incorporated herein by reference into Part III of the Form 10-K as indicated:

Document	**Part of Form 10-K into which Incorporated**
Company's Definitive Proxy Statement for the 2023 Annual Meeting of Shareholders which will be filed no later than 120 days after December 30, 2023.	Part III

Garmin Ltd.

2023 Form 10-K Annual Report

Table of Contents

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

The discussions set forth in this Annual Report on Form 10-K contain statements concerning potential future events. Such forward-looking statements are based upon assumptions by the Company's management, as of the date of this Annual Report, including assumptions about risks and uncertainties faced by the Company. In addition, management may make forward-looking statements orally or in other writings, including, but not limited to, in press releases, in the annual report to shareholders and in the Company's other filings with the Securities and Exchange Commission. Readers can identify these forward-looking statements by their use of such verbs as "expects," "anticipates," "believes" or similar verbs or conjugations of such verbs. Forward-looking statements include any discussion of the trends and other factors that drive our business and future results in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their date. If any of management's assumptions prove incorrect or should unanticipated circumstances arise, the Company's actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those factors identified under Item 1A "Risk Factors." Readers are strongly encouraged to consider those factors when evaluating any forward-looking statements concerning the Company. Except as may be required by law, the Company does not undertake to update any forward-looking statements in this Annual Report to reflect future events or developments.

Item 1.   Business

Company Overview

For more than 30 years, Garmin Ltd. and its subsidiaries (collectively, we, our, us, the Company or Garmin) have pioneered new products, many of which feature location technology such as Global Positioning System (GPS), and applications that are designed for people who live an active lifestyle. Garmin serves five primary markets: fitness, outdoor, aviation, marine, and auto OEM. We design, develop, manufacture, market, and distribute a diverse family of GPS-enabled products and other navigation, communications, sensor-based and information products for these markets, as well as products installed by original equipment manufacturers (OEMs) and for aftermarket applications. Since the inception of its business, Garmin has delivered over 282 million products, which included more than 16 million products delivered during fiscal 2023.

Available Information

Garmin's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and Forms 3, 4 and 5 filed by Garmin's directors and executive officers and all amendments to those reports will be made available free of charge through the Investor Relations section of Garmin's website (www.garmin.com) as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (the SEC). The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The reference to Garmin's website address does not constitute incorporation by reference of the information contained on this website, and such information should not be considered part of this report on Form 10-K or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

This discussion of Garmin should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Item 7 herein and the information set forth in response to Item 101 of Regulation S-K in such Item 7 is incorporated herein by reference in partial response to this Item 1.

Products

Garmin offers a broad range of solutions across its reportable segments as outlined below. In general, Garmin believes that its products are known for their value, high performance, ease of use, innovation, and appealing design.

Many of the Company's products utilize GPS and other global navigation satellite systems (GNSS) receivers to support product features such as navigation, global positioning, and tracking. GPS is a United States owned satellite network constellation that supports global positioning, timing, and navigation, providing precise geographic location and related data to both commercial and government GPS receivers. Access to and use of the GPS systems commercial signal bands is provided free of charge.

In addition to GPS, Garmin products utilize other global navigation satellite systems (GNSS) including the Russian Global Navigation Satellite System (GLONASS), the European Union Galileo system (Galileo), and the Chinese BeiDou Navigation Satellite System (BDS). Garmin products also use satellite-based augmentation systems (SBAS) including the U.S. Wide Area Augmentation System (WAAS), the Japanese MTSAT-based Satellite Augmentation System (MSAS), and the European Geostationary Navigation Overlay Service (EGNOS) aviation Safety of Life (SoL) service. Garmin also uses localized satellite-based systems including the Quasi-Zenith Satellite System (QZSS) and the Indian Regional Navigation Satellite System (IRNSS), with an operational name of NavIC (Navigation with Indian Constellation).

On a subscription basis, certain Garmin products offer access to private satellite networks such as the Iridium satellite network, a synchronized constellation of 66 low Earth orbit (LEO) satellites offering global data communication coverage. Iridium's satellite constellation offers global coverage to enable reliable satellite-based communication.

Fitness

Garmin offers a broad range of products designed for use in health, wellness, and fitness activities. Garmin currently offers the following product categories within the Fitness segment to consumers around the world:

- *Running and Multi-sport Watches:* Garmin running and multi-sport watches are offered under the Forerunner® product series. The Forerunner series offers GPS-enabled watches with features unique to each model. Depending on the model, features include wrist-based heart rate monitoring, wrist-based pulse oximeter, AMOLED displays, music storage capabilities, mapping capabilities, LTE Connectivity, solar charging, and Garmin Pay™ contactless payment.

- *Cycling Products:* Garmin cycling products include cycling computers (with solar charging on the latest models), power meters, bike radars, cameras, smart lights, and speed and cadence sensors. Additionally, Garmin offers Tacx® indoor training equipment including smart and basic trainers, and a smart bike.

- *Smartwatch Devices:* Garmin offers a wide range of smartwatch devices. The Garmin product offerings include GPS-enabled smartwatches, fashion-forward hybrid smartwatches with analog style displays, and activity tracking fitness bands. The activity devices offered by Garmin are the Venu® series, vívoactive® series, vívomove® series, Lily® series, vívosmart® series, and Bounce™ series. Each series of smartwatch devices offered has unique features, all to enhance and promote healthy and active lifestyles. Features of the smartwatch devices, depending on the series and model, include wrist-based heart rate monitoring, AMOLED displays, ECG app, Garmin Pay, music storage capabilities, and 24/7 health monitoring.

- *Scales and Monitors:* Garmin offers a range of fitness accessories including chest strap heart rate monitors, smart scales, and blood pressure monitors.

- *Garmin Connect and Garmin Connect Mobile:* Garmin Connect™ and Garmin Connect™ Mobile are web and mobile platforms where users can track and analyze their fitness, activities and workouts, and wellness data. In addition, users can share their accomplishments, create training groups and group challenges, and get feedback and encouragement from the Connect community.

- *Connect IQ:* The Connect IQ™ application development platform enables third parties to create a variety of applications that run on a wide assortment of Garmin devices. Connect IQ provides developers with an easy-to-use software development kit (SDK) to facilitate development efforts in creating watch faces, applications, widgets, and data fields. These third-party applications are available for download by Garmin users via their mobile phone or computer and run on their compatible Garmin wearable, bike computer, golf device, or outdoor handheld.

Outdoor

Garmin offers a broad range of products designed for use in outdoor activities. Garmin currently offers the following product categories within the Outdoor segment to consumers around the world:

- *Adventure Watches:* Garmin adventure watches offer a wide range of features, including wrist-based biometrics, sports apps, solar charging, music storage capabilities, preloaded full-color purpose-built adventure mapping of topography, ski resorts, and golf courses, built-in LED flashlights, and Garmin Pay™, depending on the model. The fēnix® and Epix™ series is for active lifestyle users seeking a premium smartwatch experience. The Instinct® series offers features for users seeking a rugged and reliable outdoor GPS smartwatch. The tactix® series is for users looking for tactical-inspired features, such as night vision compatibility and stealth mode. The Descent™ series is for users wanting additional diving functionality, including integrated air pressure monitoring, support for up to six gasses, and multiple dive modes. The Enduro™ series is for extreme endurance athletes who want additional battery and solar charging enhancements to extend battery life, along with advanced training features and competition modes. The MARQ® series collection of watches is for users seeking a luxury smart tool watch with premium materials.

- *InReach® and Garmin Response:* Garmin offers several product lines that feature Garmin's InReach capabilities. These devices include Iridium's global satellite communication technology which, when combined with an active service plan, offers 2-way text messaging, weather forecasts, and S.O.S. capabilities while anywhere in the world. These S.O.S. capabilities are supported 24/7 by Garmin's professionally trained associates at Garmin Response, our global emergency response coordination center.

- *Outdoor Handhelds and Satellite Communicators:* Garmin offers devices under the Montana®, eTrex®, GPSMAP®, and inReach product lines. Devices range from basic waypoints navigators to advanced color touchscreen devices offering barometric altimeter, 3-axis compass, camera, preloaded maps, wi-fi and smartphone connectivity, two-way satellite communication, using InReach technology, solar charging, and other features.

- *Golf Devices:* Garmin golf devices are offered under the Approach® product line. The Approach series includes watches, laser range finders, launch monitors, club sensors, and handhelds. Garmin maintains a comprehensive collection of over 43,000 golf course maps to provide useful information during real or simulated rounds. Wearable and handheld golf devices provide yardage distances to the front, back, and middle of the green. In addition to course maps, the Approach R10 portable launch monitor provides swing metrics including estimated carry and roll, club head speed, ball speed, smash factor, and swing tempo, as well as the ability to play a simulated round of any of our 43,000 worldwide mapped courses when paired with the Garmin Golf™ mobile app. The mobile app also offers scoring, shot tracking, and performance tracking features, in addition to the Home Tee Hero virtual round simulator for subscribers.

- *Consumer Automotive:* Garmin is a leading manufacturer of personal navigation devices (PNDs), integrated and standalone dash cams, and auto accessories that include specialized features dedicated to a wide variety of vehicle and driver needs. Both the Drive series of full-featured traditional PNDs and the Garmin Dash Cam™ series of GPS-enabled dash cams serve a wide range of consumers. The dēzl™ ecosystem offers a broad range of products for professional truck drivers including headsets, electronic logging devices, and PNDs with over-the-road trucking features. The zūmo® series of PNDs is for users seeking motorcycle-specific features. The RV series of PNDs offers features specific to the RV enthusiast. Tread® is a line of rugged, all-terrain navigators with mapping specific for off-road guidance for overlanding, off-roading, and Baja racing, as well as live team tracking through integrated inReach technology in certain models. The Garmin Catalyst™ is an industry-first racing coach and driving performance optimizer.

- *Dog Devices*: Garmin offers a variety of dog tracking and training devices, including those under the Alpha®, PRO, BarkLimiter™, and Delta® product lines.

Aviation

Garmin designs, manufactures, and markets a wide range of innovative aircraft avionics solutions to the broad and diverse aviation sector. Avionics are sold directly into aircraft OEM applications as well as through Garmin's worldwide dealer network for retrofit installations on existing aircraft.

Garmin has developed growth-minded products and technologies serving general aviation, business aviation, rotorcraft, and experimental/light sport markets. Our solutions are available for all aircraft categories and classes; from small piston and electric-powered general aviation aircraft to large business jet aircraft, as well as a wide-ranging variety of helicopters, including those serving critical public service and oil and gas missions.

Garmin also provides innovative products and software-as-a-service solutions to other growth markets such as commercial air-carrier, military and defense, electric aircraft, and the rapidly evolving Advanced Air Mobility / eVTOL space. By offering products such as Commercial Off-The-Shelf (COTS) and mission-optimized solutions to military and defense contractors/customers, and products tested and optimized for high duty cycle commercial aviation operations, Garmin is emerging as a strong competitor in these business arenas.

Garmin currently offers the following products, systems, and services to the global aviation market:

- *Integrated Flight Decks:* Known for defining the integrated flight deck (IFD) space in general aviation and light business aviation applications, Garmin offers OEM and retrofit IFD systems scaled for any size aircraft and rotorcraft, featuring communication and navigation, weather information, terrain and traffic awareness and avoidance, aircraft performance, and automated safety solutions.

- *Electronic Flight Displays and Instrumentation:* Garmin flight display and instrument solutions can serve as primary or back-up systems, which also provide a wealth of valuable information in the cockpit, dramatically increasing situational awareness and capability.

- *Navigation and Communication Products:* Garmin offers a wide range of integrated and stand-alone GPS navigation and very high frequency (VHF) radio communication products, with a variety of capabilities, available for all market segments.

- *Automatic Flight Control Systems and Safety-Enhancing Technologies:* Garmin offers scalable flight control systems with unique integrated safety features for aircraft and rotorcraft. Our Autopilots, and Autonomí™ safety-enhancing solutions cover a wide spectrum of aircraft, from large-cabin business jets and helicopters to light general aviation aircraft. Garmin's award-winning Autoland system will autonomously land the aircraft in the event the pilot is not able to do so, and Smart Glide™ will assist a pilot to get to the nearest airport in the event of the loss of engine power. We also offer an innovative Smart Rudder Bias system that can help the pilot maintain control of a twin-engine aircraft in the event of an engine failure.

- *Audio Control Systems:* Garmin produces a broad array of cutting-edge audio systems, including panel-mount and remote-mounted units, incorporating features such as Bluetooth connectivity, voice command technology, and integrated intercoms.

- *Engine Indication Systems:* Garmin offers a variety of advanced engine indication systems for piston and turbine-powered aircraft with comprehensive data-logging capabilities as well as wireless data offloading, cloud storage and analysis capability through our flyGarmin.com online services portal.

- *Traffic Awareness and Avoidance Solutions:* Garmin offers an array of traffic advisory and collision avoidance systems, including TAS and TCAS / ACAS solutions, with applications in all types of aircraft.

- *ADS-B and Transponders:* Garmin offers a full lineup of ADS-B and transponder solutions, including ADS-B "Out" compliant solutions as well as ADS-B "In" and Bluetooth capable units that allow pilots to connect to their mobile device to display ADS-B traffic and weather.

- *Weather Information and Avoidance Solutions:* Garmin offers multiple weather solutions, including onboard Doppler digital radar products, along with satellite-based SiriusXM, ground-based ADS-B, as well as Garmin Connext® global satellite weather options.

- *Datalink and Connectivity:* Garmin datalink and connectivity solutions allow pilots to download global weather data, communication via text/voice, as well as select mobile apps to transfer flight plans, manage database subscriptions, perform automatic database updates, monitor aircraft systems in real time 24/7, and stream weather and traffic data from installed avionics solutions.

- *Services:* Garmin offers a variety of services products to the aviation market. Web and mobile app-based products offered via FltPlan.com and our Garmin Pilot™ electronic flight bag application, help pilots plan, file, fly, and log flights and offer a wealth of information across all phases of flight. Business and commercial aviation customers also benefit from our FltPlan® safety management system, and our AeroData solutions consisting of runway analysis and performance data, weight and balance, obstacle clearance, load planning, and navigation database products. Garmin continues to provide industry-leading product support, and offers a wide selection of databases, training products, extended warranties, and subscription services for all aviation segments.

Marine

Garmin is a leading manufacturer of recreational marine electronics and offers a broad range of products. Garmin currently offers the following product categories within the Marine segment to consumers around the world:

- *Chartplotters and Multi-Function Displays (MFDs):* Garmin offers numerous chartplotters/MFDs under the GPSMAP® and ECHOMAP™ product lines. The offerings range from 4-inch portable and fix-mounted products to 27-inch fully integrated Glass Helm offerings with 4k resolution displays and include wireless connectivity to the ActiveCaptain® mobile app.

- *Cartography*: Garmin is a premier supplier of cartography for the recreational marine market. Including the Garmin-owned Navionics® branded charting products, Garmin is a leading supplier of recreational marine content for most major chartplotters and MFDs on the market. Garmin's cartography features the patented Auto Guidance+™ routing technology.

- *Fishfinders:* Garmin offers an advanced line of fishfinders, the Striker™ series, which incorporates GPS technology enabling Garmin Quickdraw™ Contours, and wireless features through the ActiveCaptain and StrikerCast mobile apps.

- *SONAR:* Garmin offers the LiveScope™ sonar system producing high resolution, live sonar views showing the true action under water. LiveScope provides real-time, high-resolution images that can be seen in downward, perspective, and forward-looking views for locating the fish and seeing what is coming before you get there. The Panoptix™ line also offers detailed 3D underwater views of fish and structure under your boat. Garmin's CHIRP "black-box" sounders and "smart transducers" interface with Garmin MFDs to enhance their utility by providing the deep-water sounders and fishfinder functions in a remote mounted package.

- *Autopilot Systems:* Garmin offers full-featured marine autopilot systems designed for sailboats and powerboats. The systems incorporate such features as remote steering, speed control, and Garmin's patented Shadow Drive™ technology, which automatically disengages the autopilot if the helm is turned. Garmin has also introduced steer-by-wire autopilot capabilities for various types of steering systems.

- *RADAR:* Garmin offers high-tech solid state Fantom™ radar with MotionScope™ Doppler technology, lowering system power consumption and increasing reliability, while greatly improving situational awareness of the captain. Fantom radars are available in both radome and open array radar products with compatibility to any network-compatible Garmin chartplotter. Garmin also offers a full line of magnetron radars up to 25kW of transmit power.

- *Instruments*: Garmin offers NMEA 2000 and NMEA 0183 compliant instrument displays and sensors that show data from multiple remote sources on one screen.

- *VHF Communication Radios:* Garmin offers a full line-up of marine VHF radios and Automatic Identification System (AIS) transceivers with the latest feature sets including integrated GPS receivers for the communication needs of all types of mariners. Garmin radios are NMEA 2000 compatible and offer multi-station support, and monitor all AIS channels.

- *Handhelds and Wearable Devices:* Garmin offers the quatix® series wearable, GPS-enabled smartwatches designed for mariners, which include marine features for navigation, sailing, stereo control, autopilot functions, tidal information, a built-in LED flashlight, and solar charging, depending on model. Garmin also offers floating marine GPS handhelds with wireless data transfer between compatible units and preloaded cartography. Some handhelds contain built-in InReach® satellite communication and support Connect IQ™ applications.

- *Sailing:* Garmin has integrated many basic and advanced sailing features into our MFD and instrument systems. These Garmin SailAssist™ features include enhanced wind rose with true and apparent wind data, POLAR tables, pre-race guidance, synchronized race timer, virtual starting line, time to burn and lay line data fields.

- *Audio:* Garmin's audio brands, Fusion® and JL Audio®, offer premium audio products and accessories, including head units, speakers, amplifiers, subwoofers, and other audio components. These products are designed specifically for the marine, powersports, aftermarket automotive, home, or RV environments, offering premium sound quality and supporting many connectivity options for integrating with MFDs, smartphones, and Garmin wearables.

- *Digital Switching:* Garmin offers digital switching products under the EmpirBus™ product line. The Garmin EmpirBus products provide power distribution and control solutions for marine and RV applications which enable advanced logic controls and smart electrical systems to enhance features in a boat or RV. The system features fully customizable graphics and user interface that can be controlled through Garmin's marine multi-function displays and RV OEM products.

- *Trolling Motors:* Garmin offers the Force® Trolling Motor series, powerful, efficient trolling motors with built-in CHIRP and Ultra High-Definition ClearVü™ and SideVü™ sonar. The product line includes the Force Kraken with up to a 90" shaft length and a smaller mounting footprint. The Force product line also connects wirelessly to Garmin chartplotters/MFDs to provide navigation, autopilot, and anchor lock integration.

Auto OEM

Garmin has cultivated key relationships with leading automobile manufacturers to be the provider of a variety of hardware and software solutions for their vehicles. Garmin currently offers the following product categories to the global auto market:

- *Domain Controllers:* Garmin is a tier-one supplier of domain controllers, offering remote computing modules that control various systems throughout a vehicle including infotainment, instrumentation, key advanced driver-assistance systems (ADAS) functionality, and rear seat entertainment.

- *Infotainment Units:* Garmin is a tier-one supplier of infotainment solutions, with offerings including centralized control and integrated multi-display platforms for premium audio and multimedia, navigation, cameras, smartphone links, customized voice recognition and personal assistants, and rear-seat entertainment instrument clusters.

- *Other:* Garmin offers a collection of software, map database, camera, wearable, and other automotive solutions.

Sales and Marketing

Garmin's distribution strategy is to support a broad and diverse network of sales channels for our products while maintaining high quality standards to ensure end-user satisfaction. Our products are sold through a variety of indirect distribution channels, including a large worldwide network of independent retailers, dealers, distributors, installation and repair shops, and OEMs. We also sell our products and services directly through our online webshop (garmin.com), subscriptions for connected services, and our own retail stores. During 2023, the Company's net sales through its direct distribution channels accounted for greater than 10% of total net sales. Marketing support is provided geographically from Garmin's offices around the world.

Competition

We operate in highly competitive markets, though competitive conditions vary among our diverse target markets and geographies. Garmin believes the principal competitive factors impacting the market for its products are design, functionality, quality and reliability, customer service, brand, price, time-to-market and availability. Garmin believes that it generally competes favorably in each of these areas and as such, is generally a significant competitor in each of our major markets.

Garmin believes that its principal competitors for fitness products are Apple, Bryton, Coros, Elite, Fitbit (Google), Huawei, Polar, Samsung, SRAM, Suunto, Wahoo Fitness, Whoop, Xiaomi, Zepp Health, and Zwift. Garmin believes that its principal competitors for outdoor product lines are Casio, Coros, Dogtra, Globalstar, Rand McNally, Shearwater Research, SportDOG, Suunto, TAG Heuer, Tissot, TomTom, Trackman, Vista Outdoor, and Zoleo. Garmin considers its principal avionics competitors to be Aspen Avionics, Avidyne, Dynon Avionics, ForeFlight, Genesys Aerosystems, Honeywell Aerospace & Defense, Innovative Solutions and Support Inc., Jeppesen (Boeing), L-3 Avionics Systems, Collins Aerospace (Raytheon), Safran, Thales, and Universal Avionics Systems Corporation. For marine products, Garmin believes that its principal competitors are Furuno, Johnson Outdoors, Navico (Brunswick), and Raymarine (Teledyne). Garmin believes that its principal competitors for auto OEM infotainment solutions are Alpine Electronics, Aptiv, Bosch, Continental, Harman (Samsung), Panasonic, and Visteon.

Research and Development

Garmin's product innovations are driven by its strong emphasis on research and development and the close partnership between Garmin's engineering and manufacturing teams. Garmin's products are created by its engineering and development staff. Garmin's manufacturing staff includes manufacturing process engineers who work closely with Garmin's design engineers to ensure manufacturability and manufacturing cost control for its products. Garmin's development staff includes industrial designers, as well as software engineers, electrical engineers, mechanical engineers, and cartographic engineers.

Manufacturing and Operations

Garmin believes one of its core technology competencies is its vertically integrated manufacturing capabilities at its Taiwan facilities in Xizhi, Jhongli, LinKou, and Xinshi, its China facility in Yangzhou, its Netherlands facility in Oegstgeest, its Poland facility in Wroclaw, and at its U.S. facilities in Olathe, Kansas, Salem, Oregon, and Miramar, Florida. Garmin believes that operation of its own manufacturing facilities and distribution networks provides significant capability and flexibility to address the breadth and depth of resources necessary to serve its diverse products and markets.

Specifically, Garmin believes that the vertical integration of its manufacturing capabilities provides advantages to product cost, quality, and time to market.

Cost: Garmin's manufacturing resources rapidly and iteratively prototype designs, concepts, products and processes, achieving higher efficiency and resulting in lower cost. Garmin's vertical integration approach enables leveraging of manufacturing resources across high, mid, and low volume products. Sharing of these resources across product lines favorably affects Garmin's costs to produce its range of products, with lower volume products realizing the economies of scale of higher volume products. The ownership and integration of its resources allows Garmin to optimize the design for manufacturing of its products, yielding improved cost.

Quality: Garmin's automation and advanced production processes provide in-service robustness and consistent reliability standards that enable Garmin to maintain strict process and quality control of the products manufactured, thereby improving the overall quality of our products. Additionally, the immediate feedback throughout the manufacturing processes is shared with the development teams, providing integrated continuous improvement throughout design and supply chain.

Garmin's design, manufacturing, distribution, and service functions in its U.S., Taiwan, China, and U.K. facilities are certified to ISO 9001, an international quality standard developed by the International Organization for Standardization (ISO). Garmin's automotive operations in Taiwan, China, Poland, and Olathe have achieved IATF 16949 certification, a quality standard for automotive suppliers. Garmin's Olathe, Kansas and Salem, Oregon aviation operations in the U.S. have achieved certification to AS9100, a quality standard for the aviation industry. Garmin has also implemented multiple health and safety management systems and achieved certification to the ISO 45001 standard for Health and Safety Management at facilities in the U.S., Taiwan, Poland, and China.

Time to Market: Garmin uses multi-disciplinary teams of design engineers, process engineers, and supply chain specialists to develop products, allowing them to quickly move from concept to manufacturing. This integrated ownership provides inherent flexibility to enable faster time to market.

Materials

Garmin purchases components from a large number of qualified suppliers. Although many components essential to Garmin's business are generally available from multiple sources, certain key components are currently obtained by the Company from single or limited sources, which subjects Garmin to supply and pricing risks. For these components, we have limited near-term flexibility to use other suppliers if a current vendor becomes unavailable or is unable to meet our requirements. While extended disruptions at these suppliers could impact our ability to meet customer demand due to component shortages or increased lead times, or cause us to incur higher product costs, we believe these potential disruptions would not disproportionately disadvantage us relative to our competitors.

Seasonality

Our net sales are subject to seasonal fluctuation. Sales of our consumer products are generally higher in the fourth quarter due to increased demand during the holiday buying season, and, to a lesser extent, the second quarter due to increased demand during the spring and summer season. Sales of our consumer products are also influenced by the timing of the release of new products. Our aviation and auto OEM products do not experience much seasonal variation, but are more influenced by the timing of aircraft certifications, regulatory mandates, auto program manufacturing, and the release of new products when the initial demand is typically the strongest.

Intellectual Property

Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. In addition, Garmin often relies on licenses of intellectual property for use in its business.

As of January 5, 2024, Garmin has been issued over 1,900 patents throughout the world and holds more than 1,160 trademark registrations. The duration of patents varies in accordance with the provisions of applicable local law. We believe that our continued success depends on the intellectual skills of our employees and their ability to continue to innovate. Garmin will continue to file and prosecute patent applications when appropriate to attempt to protect Garmin's rights in its proprietary technologies.

There is no assurance that our current patents, or patents that we may later acquire, may successfully withstand any challenge, in whole or in part. It is also possible that any patent issued to us may not provide us with any competitive advantages, or that the patents of others will preclude us from manufacturing and marketing certain products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity.

Environmental Matters

Garmin's operations are subject to various environmental laws, including laws addressing air and water pollution and management of hazardous substances and wastes. Substantial noncompliance with applicable environmental laws could have a material adverse effect on our business. Capital expenditures for environmental controls are included in our normal capital budget. Historically, capital expenditures associated with environmental controls have not been material and compliance with environmental laws has not had a material impact on the Company's competitive position.

Many of Garmin's products are subject to laws relating to the chemical and material composition of our products and their energy efficiency. Garmin is also subject to extended producer responsibility laws and regulations requiring manufacturers to be responsible for collection, recovery, and recycling of wastes from certain electronic products. Historically, compliance with environmental laws has not had a material impact on our profitability. We have processes to monitor environmental law changes and to evaluate the potential impact of such laws to our business, but the impact of future enactment of environmental laws cannot yet be fully determined and could be substantial.

Garmin has a global environmental policy and is committed to protecting the environment throughout various aspects of our business. Garmin has implemented multiple environmental management systems and achieved certification to the ISO 14001 standard for Environmental Management at facilities in the U.S., U.K., Taiwan, Poland, and China.

Garmin strives to reduce our environmental impact by increasing our environmental sustainability efforts. Garmin is committed to reducing greenhouse gas emissions through direct carbon emissions reduction and elimination strategies. Garmin utilizes renewable electricity where it is available to us under reasonable terms and conditions, including at our facilities in Olathe, Kansas. Garmin also continuously works to reduce waste and increase recycling and composting.

Human Capital

Successful execution of our strategy is dependent on attracting, developing, and retaining key employees and members of our management team. To facilitate talent attraction and retention, we provide opportunities for our employees to grow and develop in their careers, supported by generous compensation and benefits, and through programs that build connections between our employees and their communities.

As of December 30, 2023, the Company had approximately 19,900 full and part-time employees worldwide, of whom approximately 7,300 were in the Americas region, 9,900 were in APAC (Asia Pacific and Australian Continent), and 2,700 were in EMEA (Europe, the Middle East, and Africa). Garmin's vertical integration model enables us to provide a variety of opportunities across many different professions including engineering, human resources, information technology, marketing, sales, and operations. The Company's products are created by its engineering and development staff, which numbered approximately 5,500 people worldwide as of December 30, 2023. Garmin's manufacturing staff, which numbered approximately 8,900 people worldwide as of December 30, 2023, includes manufacturing process engineers who work closely with Garmin's design engineers to ensure manufacturability and manufacturing cost control for its products.

Garmin respects the right of all employees to form and join an association to represent their interests as employees, to organize, and to bargain collectively or individually. We also respect any employee's choice to refrain from joining a union. Except for some of Garmin's employees in Sweden, none of Garmin's employees are represented by a labor union and none of Garmin's North American or Taiwan employees are covered by a collective bargaining agreement. We believe our efforts in managing our workforce have been effective, as evidenced by a strong company culture and positive relations between the Company and our employees.

We offer a range of generous benefits to our employees that enable us to attract and retain leading talent. In addition to salaries, these programs (which vary by country/region) include stock compensation, savings plans, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, family leave, and an Employee Stock Purchase Plan, which provides employees an opportunity to acquire company ownership for a discounted price. We also invest significant resources in our talent development programs to provide employees with the training and education they need to help achieve their career goals, build relevant skills, and lead their organizations. Business Resource Groups provide opportunities for employees to connect, network, and become involved in community engagement initiatives.

We support local community engagement initiatives where we have a business presence, and we provide opportunities for employees to give back to those communities. One such initiative is through active engagement in Science, Technology, Engineering, and Math ("STEM") community outreach programs. Our strategic aim in these educational programs is to educate and encourage local students to pursue careers in the engineering field, especially students in underrepresented groups, which we believe benefits not only our company but the overall industry.

Item 1A.   Risk Factors

The risks described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or operating results could be materially adversely affected.

Risks Related to the Company

If we are not successful in the continued development, timely manufacture, and introduction of new products or product categories, overall demand for our products could decrease to the extent that lost sales and profits are not entirely offset.

We expect that a significant portion of our future revenue will continue to be derived from sales of newly introduced products. The market for our products is characterized by rapidly changing technology, evolving industry standards and regulations and changes in customer needs. If we fail to introduce new products, or to modify or improve our existing products, in response to changes in technology, industry standards, regulatory requirements or customer needs, our products could rapidly become less competitive or obsolete. We must continue to make significant investments in research and development in order to continue to develop new products, enhance existing products and achieve market acceptance for such products. However, there can be no assurance that development stage products will be successfully completed or, if developed, will achieve significant customer acceptance.

If we are unable to successfully develop and introduce competitive new products, and enhance our existing products, our future results of operations would be materially adversely affected. Our pursuit of necessary technology may require substantial time and expense. We may need to license new technologies to respond to technological change. These licenses may not be available to us on terms that we can accept or may materially change the gross profits that we are able to obtain on our products. We may not succeed in adapting our products to new technologies as they emerge. Development and manufacturing schedules for technology products are difficult to predict, and there can be no assurance that we will achieve timely initial customer shipments of new products. The timely availability of these products in volume and their acceptance by customers are important to our future success. Any future challenges related to new products, whether due to product development delays, manufacturing delays, supply chain constraints, lack of market acceptance, delays in regulatory approval, or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to compete effectively with existing or new competitors, the associated loss of competitive position could result in price reductions, fewer customer orders, reduced margins and loss of market share.

The markets for many of our products and services are highly competitive, and we expect competition to increase in the future. Some of our competitors have significantly greater financial, technical and marketing resources than we do. These competitors have been able to replicate certain features offered by some of our products and services or respond more rapidly to emerging technologies or changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products or secure better product positioning with retailers. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business, financial condition and results of operations.

Maturation or contraction of the market for wearable devices or categories of these devices could adversely affect our revenue and profits.

We have experienced periods of annual growth in sales and profits in our outdoor and fitness segments, which have benefited from increased sales of wearable devices. However, we have also experienced periods of declines in sales and profits in these segments. If the overall wearable device market declines, or categories of devices within the wearable device market decline significantly, our business, financial condition or operating results could be materially adversely affected.

We may experience unique economic and political risks associated with companies that operate in Taiwan.

Our principal manufacturing facilities for consumer products are located in Taiwan. The People's Republic of China, also referred to as the PRC, asserts sovereignty over all of China, including Taiwan, certain other islands, and all of mainland China. The PRC government does not recognize the legitimacy of the Taiwan government. Although significant economic and cultural relations exist between Taiwan and the PRC, the PRC government has indicated that it may use military force to gain control over Taiwan in certain circumstances, such as the declaration of independence by Taiwan. There is also a risk that the PRC government may unilaterally seek to occupy Taiwan, by force if necessary, without a clear triggering event. In this scenario, Garmin's manufacturing facilities and suppliers based in Taiwan could be subject to disruptions that could have a material negative impact to our operations. The United States' relations with Taiwan are governed by the 1979 Taiwan Relations Act, which signifies when the U.S. switched diplomatic recognition from Taiwan to the PRC, referred to as the "one-China" policy. Deviations from the "one-China" policy or other conflicts or disputes could lead to adverse changes in China-U.S. and China-Taiwan relations and could materially adversely affect our manufacturing operations and suppliers based in Taiwan, which could materially adversely affect our business, financial condition and results of operations and the market price and the liquidity of our shares.

We have made and expect to continue making significant investments in the auto OEM operating segment, which will continue to negatively impact total Company profits and may negatively impact shareholder value if the operating segment fails to become profitable.

We have been awarded several tier-one and tier-two auto OEM supplier contracts. To fulfill the associated program commitments, we have invested significantly in facilities, research and development, and other operating expenses and expect to continue doing so. Operating margins associated with these auto OEM programs will negatively impact consolidated operating margin as auto OEM revenue increases as a percentage of consolidated revenue. If we are not successful in winning additional contracts and substantially leveraging our past and future investments, operating losses in the auto OEM segment will continue to negatively impact total Company profits and may negatively impact shareholder value. We may incur substantial restructuring costs if we are unable to generate profits from auto OEM contracts.

Our results of operations and financial condition are subject to fluctuations in foreign currency translation.

The movement of foreign currencies relative to the U.S. Dollar affects the U.S. Dollar value of our foreign currency-denominated sales. The weakening of foreign currencies relative to the U.S. Dollar has had and may in the future have a significant adverse effect on our revenue, gross margin, and profitability, or may cause us to raise international pricing, which has reduced and may continue to reduce demand for certain of our products in certain countries. Conversely, a strengthening of certain foreign currencies relative to the U.S. Dollar would increase product costs and operating expenses denominated in those currencies, which could materially adversely affect profitability. We have not historically used financial instruments to hedge our foreign currency exchange rate risks.

We have experienced significant foreign currency gains and losses due to the strengthening and weakening of the U.S. Dollar relative to certain other currencies. The majority of our consolidated foreign currency gain or loss is typically driven by exchange rate impacts on the significant cash, receivables, and payables held in a currency other than the functional currency at a given legal entity. Such gain or loss will create variations in our earnings per share. However, because there is minimal cash impact caused by such exchange rate variations, management expects to continue to focus on our operating performance before the impact of foreign currency gains and losses.

Public health emergencies, including epidemics or pandemics, could have significant impacts on our business.

Widespread public health emergencies, including epidemics or pandemics, such as the COVID-19 pandemic, have significantly affected, and may in the future significantly affect, our business due to their impact on the economy and the demand for our products and services, disruptions to our operations, supply chain and sales and distribution channels, and government-imposed restrictions.

Additional risks, including gross margin fluctuation, foreign currency fluctuations, product development challenges, impacts to our key personnel, and dependencies on third party suppliers, may be heightened as a result of a widespread public health emergency. If we were unable to manage these risks effectively, our business, financial condition, and results of operations could be materially adversely affected.

We depend on third party suppliers and licensors, some of which are sole source, for technology and components used in our products. Our production and business would be seriously harmed if these suppliers or licensors are not able to meet our demand and alternative sources are not available, or if the costs of components rise.

We are dependent on third party suppliers for various components used in our current products. Some of the components that we procure from third party suppliers include semiconductors, liquid crystal displays, memory chips, batteries and microprocessors. The availability of high-quality components at reasonable cost is essential to the successful production and sale of our products. Some components we use are from sole source suppliers.

We have experienced and may in the future experience shortages of certain components as well as delays in procuring certain components. In addition, a shortage in supply of components may result in an increase of the costs of procuring these components. If suppliers are unable to meet our demand for components on a timely basis or if we are unable to obtain components from an alternative source, or if the price of alternative components is prohibitive, our ability to maintain timely and cost-effective production of our products would be seriously harmed.

Our products are also dependent on certain licensed technology and content. If we are unable to continue sourcing such technology and content from our licensors and are unable to obtain an alternative source, or if our relationships with our licensors change detrimentally, our ability to provide certain features in our products would be seriously harmed.

Our business and reputation have been and are expected to continue to be impacted by information technology system failures and network disruptions.

The Company and its global supply chain have experienced and are expected to continue to be exposed to information technology system failures and network disruptions including those caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, and ransomware or other cybersecurity incidents.

We have technology and processes in place designed to detect and respond to such failures and disruptions. However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems, and the nature of other potential incidents change frequently and may be difficult to detect for long periods of time, our detection and response measures may be ineffective or inadequate. Furthermore, even with appropriate training conducted in support of such measures, human errors and omissions may still occur resulting in system failures and/or disruptions to our information technology infrastructure. Therefore, the Company's business continuity and disaster recovery planning, or those of others in our global supply chain, may not be able to sufficiently mitigate all threats.

Such failures or disruptions can materially adversely affect our business, reputation, results of operations, and financial condition through, among other things, a disruption of internal operations, including order processing, invoicing, and manufacturing and distribution of products, and a loss of functionality of critical systems and online services. Actual or anticipated attacks and risks have caused, and are expected to continue to cause, us to incur increasing costs, including costs to deploy additional personnel and protection technologies, to conduct additional employee training, and to engage third party security experts and consultants. Although we maintain cyber insurance coverage that, subject to policy terms and conditions and significant self-insured retentions, is designed to address certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise.

Losses or unauthorized access to or releases of proprietary or confidential information, including personal information, could result in significant reputational, financial, legal, and operational consequences.

We have experienced, and are expected to continue to experience, malicious attacks and other attempts to gain unauthorized access to our systems that seek to compromise the confidentiality, integrity or availability of proprietary and confidential information. A breach of our security systems and procedures or those of others in our global supply chain could result in significant data losses or theft of our intellectual property, confidential and proprietary information, or that of our business partners, as well as our users' or employees' personal information, which could compromise our competitive position, reputation, operating results, and financial condition. Also, if we fail to reasonably maintain the security of our intellectual property, confidential and proprietary information, or that of our business partners, or the personal information of our users or employees, we may be subject to private litigation, government investigations, regulatory proceedings, enforcement actions, and cause us to incur potentially significant liability, damages, or remediation costs. Although we maintain cyber insurance coverage that, subject to policy terms and conditions and significant self-insured retentions, is designed to address certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise.

Our business would suffer if we are not able to hire and retain sufficient qualified personnel or if we lose our key personnel.

Our future success depends significantly on the continued contribution of our key executive, engineering, sales, marketing, manufacturing, and administrative personnel. Recruiting and retaining the skilled personnel we require to maintain and grow our market position has been and is expected to continue to be difficult. The overall shortage in qualified workforce personnel combined with the increased willingness of companies to hire such personnel in fully remote positions has increased and in the future may continue to increase our compensation costs in order for us to retain such personnel. If we fail to hire and retain qualified employees, our business and growth prospects will be harmed.

We currently do not have employment agreements with any of our key executive officers. Swiss law prohibits us from paying certain severance payments to our senior executive officers, which may impair our ability to recruit for these positions. We do not have key person life insurance on any of our key executive officers and do not currently intend to obtain such insurance. The loss of the services of any of our senior level management, or other key employees, could harm our business.

Changes in applicable tax laws or resolutions of tax disputes could result in adverse tax consequences to the Company.

Our tax positions could be adversely impacted by changes to tax laws, tax treaties, or tax regulations or the interpretation or enforcement thereof by any tax authority in which we file income tax returns, particularly in the U.S., Switzerland, Taiwan, and United Kingdom (U.K.). We cannot predict the outcome of any specific legislative proposals.

Global taxing standards have evolved as a result of the Organization for Economic Co-Operation and Development (OECD) recommendations aimed at preventing perceived base erosion and profit shifting (BEPS) by multinational corporations. The OECD issued a statement regarding a two-pillar solution which includes within "Pillar Two" a global minimum tax. Numerous countries have signed onto the OECD statement including Switzerland, the U.S., and the U.K. In 2023, Switzerland's Federal Council passed legislation that would implement a minimum tax in Switzerland of 15% in 2024, and the Swiss canton of Schaffhausen has also passed legislation that would increase the cantonal corporate tax rate beginning in 2024, resulting in a combined federal and cantonal statutory tax rate of approximately 15% in Switzerland. Additionally, many other countries have proposed or enacted Pillar Two legislation in jurisdictions in which Garmin operates.

Partially to respond to changes to global tax standards, we initiated an intercompany transaction in 2020 which migrates ownership of certain intellectual property from Switzerland to the United States, which is the company's primary location for research, development and executive management. At the end of this migration, a higher percentage of income will be recognized in the U.S. Due to the subjectivity inherent in transfer pricing associated with this intercompany transaction, we are pursuing an advanced pricing agreement with relevant jurisdictions to provide certainty regarding the pricing. The ultimate outcome and effects of the final advanced pricing agreement are not yet known.

The implementation of certain tax legislation described above, the negotiations and final outcome of the advanced pricing agreement, or both, could have a material adverse impact on the Company's future income tax provision, effective tax rate, and financial statements.

Additionally, significant judgment is required in determining our global provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain, most notably in the area of transfer pricing. We are regularly under audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our income tax provision, net income, or cash flows in the period or periods for which that determination is made.

If we do not correctly anticipate demand for our products, we may not be able to secure sufficient quantities or cost-effective production of our products or we could have costly excess production or inventories.

The demand for our products depends on many factors and may be difficult to forecast due to our increasingly diverse product portfolio, intensifying competition in the markets for our products, and the maturing of markets for some of our products. Significant unanticipated fluctuations in demand have caused and could in the future cause the following challenges to our operations:

- If demand increases beyond what we forecast, we may not be able to adequately increase production to meet demand. We would depend on suppliers to provide additional volumes of components and those suppliers might not be able to increase production rapidly enough, due to supply chain issues or other constraints, to meet unexpected demand.
- Additionally, rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components, higher freight costs associated with urgent distribution of the products, and other expenses. These higher costs could lower our profit margins. Further, if production is increased rapidly, manufacturing quality could decline, which may also lower our margins and reduce customer satisfaction.
- If forecasted demand does not develop, we could have excess inventories of finished products and components, which would use cash and could lead to write-offs of some or all of the excess inventories. Lower than forecasted demand could also result in excess manufacturing capacity or reduced manufacturing efficiencies at our facilities, which could result in lower margins.

Changes to trade regulations, including trade restrictions, sanctions, tariffs, or duties, could significantly harm our results of operations.

Trade and other international disputes can result in tariffs, duties, sanctions, and other measures that restrict international trade and can adversely affect our business. For example, tensions between the U.S. and the PRC have led to a series of tariffs being imposed by the U.S. on imports from the PRC. Many other countries have considered or imposed similar measures. Certain of our products are subject to tariffs and duties imposed by customs authorities of the countries in which they are imported. Those duties and tariffs are based on the classifications of those products, which are routinely subject to review by the customs authorities. We are unable to predict whether those authorities will change the determination of the classifications of our products. Any such changes could result in additional duties, tariffs or other restrictions on the importation of our products. The imposition of additional governmental controls or regulations that create new or enhanced restrictions on free trade, trade sanctions, tariffs, or duties could have a substantial adverse effect on our business, results of operations, and financial condition.

Economic, regulatory, and political conditions and uncertainty could adversely affect our revenue and profits.

Our revenue and profits depend significantly on general economic conditions and the demand for products in the markets in which we compete. We have operations outside the United States that make up a significant portion of our total revenue, which can present challenges depending on economic and geopolitical conditions on both a global and regional scale. Economic weakness or constrained consumer and business spending has resulted in periods of decreased revenue in the past, and could in the future result in decreased revenue and problems with our ability to manage inventory levels and collect customer receivables. In addition, financial difficulties experienced by our retailers and OEM customers have resulted, and could result in the future, in significant bad debt write-offs and additions to reserves in our receivables and could have an adverse effect on our results of operations.

Gross margins for our products may fluctuate or erode.

Gross margins in some of our segments are volatile and could decline in the future due to competitive price reductions that are not fully offset by material cost reductions. In addition, our overall gross margin may fluctuate from period to period due to a number of other factors, including product mix, foreign exchange rates, freight and component costs, manufacturing facility utilization, and unit volumes. In particular, the average selling prices of a specific product tend to decrease over that product's life. To offset such decreases, we intend to rely primarily on component cost reduction, obtaining yield improvements and corresponding cost reductions in the manufacturing of existing products and on introducing new products that incorporate advanced features and therefore can be sold at higher average selling prices. However, there can be no assurance that we will be able to obtain any such yield improvements or cost reductions or introduce any such new products in the future. To the extent that such cost reductions and new product introductions do not occur in a timely manner or our products do not achieve market acceptance, our business, financial condition and results of operations could be materially adversely affected.

Our intellectual property rights are important to our operations, and we could suffer loss if they infringe upon others' rights or are infringed upon by others.

We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. To this end, we hold rights to a number of patents and registered trademarks and regularly file applications to attempt to protect our rights in new technology and trademarks. However, there is no guarantee that our patent applications will become issued patents, or that our trademark applications will become registered trademarks. In addition, effective copyright, patent and trade secret protection may be unavailable, limited or not applied for in certain countries. Moreover, even if approved, our patents or trademarks may thereafter be successfully challenged by others or otherwise become invalidated for a variety of reasons. Thus, any patents or trademarks we currently have or may later acquire may not provide us a significant competitive advantage.

The value of our products relies substantially on our technical innovation in fields in which there are many patent filings. Third parties have claimed and may in the future claim that we or our customers (some of whom are indemnified by us) are infringing their intellectual property rights. For example, individuals and groups have purchased and may in future purchase intellectual property assets for the purpose of asserting claims of infringement and attempting to extract settlements from us or our customers. The number of these claims has increased in recent years and may continue to increase in the future. Such claims could have a material adverse effect on our business, financial condition, and results of operations. From time to time, we receive communications alleging infringement of patents, trademarks or other intellectual property rights and we have been, and currently are, a defendant in lawsuits alleging patent infringement. Litigation concerning patents or other intellectual property is costly and time consuming and at the present time cost-effective insurance is not available. We may seek licenses from such parties, but they could refuse to grant us a license or demand commercially unreasonable terms. Such infringement claims could also cause us to incur substantial liabilities and to suspend or permanently cease the use of critical technologies or processes or the production or sale of major products.

Our products and services may be affected by design and manufacturing defects that could materially adversely affect our business, financial condition, and results of operations.

Our products and services, or those of our OEM customers in which our products are installed, could be affected by design and manufacturing defects. There can be no assurance we will be able to detect and fix all issues and defects in our products and services, and may have limited ability to respond to those impacting our OEM customers. Failure to do so can result in recalls, product replacements or modifications, reputational harm, and significant warranty and other expenses, which could have a material adverse impact on our business, financial condition and results of operations.

If our products malfunction or contain errors or defects, we could also be subject to significant liability for personal injury and property damage and, under certain circumstances, could be subject to a judgment for punitive damages. We maintain insurance against accident-related risks involving our products. However, there can be no assurance that such insurance would be sufficient to cover the cost of litigation or damages to others or that such insurance will continue to be available at commercially reasonable rates. In addition, insurance coverage may not cover awards of punitive damages and may not cover the cost of associated legal fees and defense costs, which could result in lower margins. If we are unable to maintain sufficient insurance to cover product liability costs or if our insurance coverage does not cover the award, this could have a material adverse impact on our business, financial condition and results of operations.

We have claims and lawsuits against us that may result in adverse outcomes.

We are subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. Litigation and other claims are subject to inherent uncertainties and the outcomes can be difficult to predict. Management may not adequately reserve for a contingent liability, or we may suffer unforeseen liabilities, which could then impact the results of a financial period. A material adverse impact on our consolidated financial statements could occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable or in which we otherwise incur a loss in excess of our reserves and could harm our business, financial condition and results of operations.

Our products may contain undetected security vulnerabilities, which could result in damage to our reputation, lost revenue, diverted development resources, increased warranty claims, and litigation.

Undiscovered vulnerabilities in our products could expose them to hackers or other unscrupulous third parties who develop and deploy viruses and other malicious software programs that could attack our products. Actual or perceived security vulnerabilities in our products could harm our reputation and lead some customers to return products, to reduce or delay future purchases, or use competing products.

As a business that operates worldwide, we are subject to complex and changing global laws and regulations, which exposes the Company to potential liabilities, increased costs and other adverse effects on our business.

Our global operations are subject to complex and changing laws and regulations, including those in the following areas: telecommunications; environmental, health and safety; labor and employment; antitrust; data privacy and security; consumer protection; product liability; anticorruption; import, export and trade; foreign exchange controls; anti–money laundering; and tax.

Compliance with these laws and regulations is onerous and expensive, increasing the cost of conducting our global operations. We have implemented policies and procedures designed to ensure compliance with applicable global laws and regulations, but there can be no assurance that at all times we will be in compliance with all global regulations given their multitude, complexity and ever-changing nature. Our failure to comply with such laws and regulations could materially adversely affect our reputation, business, financial condition and results of operations.

Our business is subject to a variety of United States and international laws, regulations and other legal obligations regarding data protection.

We collect, store, process, and use personal information and other user data. Our users' personal information may include, among other information, names, addresses, phone numbers, email addresses, payment account information, height, weight, age, gender, heart rates, sleeping patterns, GPS-based location, and activity patterns.

Regulatory authorities and legislative bodies around the world, including in the United States, have enacted or are considering enacting a number of legislative and regulatory proposals concerning data protection. These laws continue to develop and may be inconsistent from jurisdiction to jurisdiction. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Noncompliance could result in significant penalties, governmental investigations and regulatory proceedings, litigation, harm to our brand, and a decrease in the use of our products and services. Many of these laws provide for significant penalties. Under the General Data Protection Regulation in the European Union, for example, potential penalties can be as high as 4% of a company's total global revenue.

Natural disasters, catastrophic events, or climate change and associated requirements and pressures could affect our financial results.

Natural disasters and extreme weather events, such as tsunamis, typhoons, floods, wildfires, or earthquakes, could occur in a region where we have a manufacturing or warehousing facility which could cause disruptions in our business operations, loss of inventory, or affect the sale of our products. Global climate change could also result in certain types of these natural disasters occurring more frequently or with more intense effects. For descriptions and locations of our principal properties, see Item 2, "Properties". These events could also have an impact on our suppliers and affect our supply chain or our customers and affect the demand for our products. If our backup and recovery plans are not sufficient to minimize business disruption or if our insurance is not sufficient to recover the costs associated with these types of events, our financial results could be adversely affected.

Climate change can also pose a risk to our business due to related regulatory and legislative measures, requirements of our OEM customers or other strategic partners, and evolving societal pressures, including pressures to reduce the carbon footprint of the aviation and marine industries, which could negatively impact the market for our products. The U.S. Environmental Protection Agency regulates greenhouse gas emissions under the authority granted to it under the Clean Air Act. U.S. Congress, in addition to other regulatory authorities and legislative bodies around the world, could pass further legislation to mandate greenhouse gas emission reduction, implement cap-and-trade programs, or promote renewable energy and energy efficiency. Such measures could influence mobility and transportation trends, which could decrease the demand for certain of our products.

If climate change has impacts on natural disasters, the regulatory environment, or societal pressures as discussed above, it could result in a change in demand for certain products in markets that we serve, including auto, aviation, and marine. If we fail to adjust our product and service offerings to respond to new opportunities driven by changes in regulation and/or consumer preferences, it could have an adverse effect on our financial results.

Because it is uncertain what laws and regulations will be enacted, we cannot predict the potential impact of such laws and regulations on our future consolidated financial condition, results of operations or cash flows.

Some of our products are subject to governmental regulation or certification. Failure to obtain required certifications of our products on a timely basis, either due to government shutdown or other delays in the certification process, could harm our business.

Federal Aviation Administration (FAA) certification is required for all of our aviation products that are intended for installation in type-certificated aircraft. To the extent required, certification is an expensive and time-consuming process that requires significant focus and resources. An inability to obtain, or excessive delay in obtaining, such certifications could have an adverse effect on our ability to introduce new products and, for certain aviation OEM products, our customers' ability to sell airplanes. Delays in our obtaining certification for our aviation products have resulted and may in the future result in our being required to pay compensation to our customers. Additionally, failure of the United States Congress to appropriate funds for FAA operations that results in a shutdown of FAA operations or furloughing of FAA employees, due to partial or complete government shutdowns or otherwise, could result in delays in the required FAA certification of our avionics products and in the production, sale and registration of aircraft that use our avionics products. Therefore, such inabilities or delays could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure that our certified products will not be decertified. Any such decertification could have an adverse effect on our business, financial condition and results of operations.

In addition, in accordance with FCC rules and regulations, wireless transceiver products are required to be certified by the FCC in the United States and comparable authorities in foreign countries where they are sold. Garmin's products sold in Europe are required to comply with relevant directives of the European Commission. A delay in receiving required certifications for new products, or enhancements to Garmin's products, or losing certification for Garmin's existing products could adversely affect our business, financial condition and results of operations.

Changes in our United States federal income tax classification, or that of our subsidiaries, could result in adverse tax consequences to our 10% or greater U.S. shareholders.

The United States Tax Cuts and Jobs Act (the "2017 Act") signed on December 22, 2017 may have changed the consequences to U.S. shareholders that own, or are considered to own, as a result of the attribution rules, ten percent or more of the voting power or value of the stock of a non-U.S. corporation (a 10% U.S. shareholder) under the U.S. federal income tax law applicable to owners of U.S. controlled foreign corporations ("CFCs").

The 2017 Act repealed Internal Revenue Code Section 958(b)(4), which, unless clarified in future regulations or other guidance, may result in classification of certain of the Company's foreign subsidiaries as CFCs with respect to any single 10% U.S. shareholder. This may be the result without regard to whether 10% U.S. shareholders together own, directly or indirectly, more than fifty percent of the voting power or value of the Company as was the case under prior rules.

Additional tax consequences to 10% U.S. shareholders of a CFC may result from other provisions of the 2017 Act. For example, the 2017 Act added Section 951A to the Internal Revenue Code, which requires a 10% U.S. shareholder of a CFC to include in income its pro-rata share of the global intangible low-taxed income (GILTI) of the CFC. The 2017 Act also eliminated the requirement in Section 951(a) necessitating that a foreign corporation be considered a CFC for an uninterrupted period of at least 30 days in order for a 10% U.S. shareholder to have a current income inclusion.

From time to time, the Company may elect to employ antidilutive measures such as a share buyback program. These measures could inadvertently create additional 10% U.S. shareholders and thus trigger adverse tax consequences for those shareholders as described above. We urge shareholders to consult their individual tax advisers for advice regarding the 2017 Act revisions to the U.S. federal income tax law applicable to owners of CFCs given the current uncertainty regarding their scope of applicability.

Our quarterly operating results are subject to fluctuations and seasonality.

Our operating results are difficult to predict. Our future quarterly operating results may fluctuate significantly. If such operating results decline, the price of our shares could decline. As we have expanded our operations, our operating expenses, particularly our research and development and information technology costs, have increased as a percentage of our sales in some periods. If revenues decrease and we continue to increase operating expenses, our operating results would be negatively affected.

Historically, our revenues have been lower in the first quarter of each fiscal year as many of our devices are highly consumer-oriented, and consumer buying is traditionally lower in this quarter. However, this can fluctuate based on the timing of new product launches. Sales of certain of our fitness, outdoor, marine, and auto products tend to be higher in our second fiscal quarter due to increased consumer spending for such products in the spring season. Sales of many of our consumer products also have been higher in our fourth fiscal quarter due to increased consumer spending patterns on electronic devices during the holiday season.

We rely on independent dealers and distributors to sell our products, and disruption to these channels would harm our business.

Because we sell many of our products to independent dealers and distributors, we are subject to many risks, including risks related to their inventory levels and support for our products. If dealers and distributors attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted.

Many of our dealers and distributors also sell products offered by our competitors. If our competitors offer our dealers and distributors more favorable terms, those dealers and distributors may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. If we are unable to maintain successful relationships with dealers and distributors or to expand our distribution channels, our business will suffer.

Our large customers may also seek to leverage their position to improve their profitability through increased promotional programs or other measures, which could have a negative impact on our gross margin. Additionally, the loss of any large customer could adversely affect our sales and profits. See Note 1 in the Notes to the Consolidated Financial Statements for more information on concentration of credit risk.

We may pursue strategic acquisitions, investments, strategic partnerships or other ventures, and our business could be materially harmed if we fail to successfully identify, evaluate, complete, and integrate such transactions.

We continually evaluate acquisition opportunities and opportunities to make investments in complementary businesses, technologies, services or products, or to enter into strategic partnerships with parties who can provide access to those assets, additional product or services offerings, additional distribution or marketing synergies or additional industry expertise. We may not be able to identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates in the future, we may not be able to complete those transactions on commercially favorable terms, or at all.

Any past or future acquisition could also result in difficulties assimilating acquired employees, operations, and products and diversion of capital and management's attention away from other business issues and opportunities. Integration of acquired companies may result in problems related to integration of technology and inexperienced management teams. Due diligence performed prior to closing acquisitions may not uncover certain risks or liabilities that could materially impact our business and financial results. In addition, the key personnel of the acquired company may decide not to work for us. We may not successfully integrate business, operational, and financial activities such as internal controls, Sarbanes-Oxley Act of 2002 compliance, cyber security measures, the GDPR and other corporate governance and regulatory matters, operations, personnel or products related to acquisitions we may make in the future. If we fail to successfully integrate such transactions, our business could be materially harmed.

Our business is subject to disruptions and uncertainties caused by geopolitical instability, war or terrorism.

Geopolitical instability, acts of war or acts of terrorism could have a material adverse impact on our business, financial condition and results of operations. Specifically, the threat of terrorism and war and heightened security and military response to this threat, or any future acts of terrorism, may cause a redeployment of the satellites used in GPS or interruptions of the system. To the extent that such interruptions have an effect on sales of our products, this could have a material adverse effect on our business, financial condition and results of operations.

A shut down of airspace or imposition of restrictions on general aviation would harm our business. The shutdown of airspace could cause reduced sales of our general aviation products and delays in the shipment of our products manufactured in our Taiwan manufacturing facilities to our global distribution facilities, thereby adversely affecting our ability to supply new and existing products to our dealers and distributors.

Many of our products rely on the Global Positioning System and other Global Satellite Navigation Systems (GNSS).

The Global Positioning System (GPS) is a satellite-based navigation and positioning system consisting of a constellation of orbiting satellites. The satellites and their ground control and monitoring stations are maintained and operated by the United States Department of Defense. The Department of Defense does not currently charge users for access to the satellite signals. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. GPS satellites have a limited lifespan and are subject to damage by the hostile space environment in which they operate. The U.S. Space Force and Missile Systems Center continue to launch new satellites to replace retired and aged satellites.

Despite ongoing efforts to repair, maintain and replace non-operational satellites, if a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites may impair the current utility of GPS and the growth of current and additional market opportunities. Furthermore, as GPS satellites and ground control segment facilities are being modernized, software updates can cause problems. We depend on public access to open technical specifications in advance of GPS updates.

GPS is operated by the U.S. Government, which is committed to maintenance and improvement of GPS; however, if the policy were to change, and commercial access to GPS was no longer supported by the U.S. Government, or if user fees or other restrictions were imposed, it could have a material adverse effect on our business, financial condition and results of operations.

Some of our products also use signals from Satellite Based Augmentation Systems (SBAS) that augment GPS, such as the U.S. Wide Area Augmentation System (WAAS), Japanese MTSAT-based Satellite Augmentation System (MSAS) and European Geostationary Navigation Overlay Service (EGNOS). Some products also use regional satellite systems like the Indian Regional Navigation Satellite System (IRNSS), operating as NavIC (Navigation with Indian Constellation) and Quasi-Zenith Satellite System (QZSS). Any curtailment of SBAS operating capability could result in decreased user capability for many of our aviation products, thereby impacting our markets.

Some of our products also use satellite signals from Russia's GLONASS, the European Union Galileo system, and the Chinese BDS. National or European authorities may provide preferential access to signals to companies associated with their markets, including our competitors, which could harm our competitive position. Use of non-U.S. GNSS signals may also be subject to FCC waiver requirements and to restrictions based upon international trade or geopolitical considerations. If we are unable to develop timely and competitive commercial products using these systems, or obtain timely and equal access to service signals, it could result in lost revenue.

We are dependent on the availability and unimpaired use of allocated bands within the radio frequency spectrum; our products may be subject to harmful interference from new or modified spectrum uses.

Our Global Positioning System technology is dependent on the use of the Standard Positioning Service (SPS) provided by the U.S. Government's GPS satellites. GPS operates in radio frequency bands that are globally allocated for radio navigation satellite services. International allocations of radio frequency are made by the International Telecommunications Union (ITU), a specialized technical agency of the United Nations. These allocations are further governed by radio regulations that have treaty status and which may be subject to modification every two to three years by the World Radio Communication Conference. Each country also has regulatory authority on how each band is used. In the United States, the FCC and the National Telecommunications and Information Administration (NTIA) share responsibility for radio frequency allocations and spectrum usage regulations.

Our radar altimeter products for aircraft operate in a radio frequency band just above the C-band that has been allocated for 5G mobile wireless systems. There is a risk that 5G telecommunication systems operating in the vicinity of airports could cause harmful interference to radar altimeters resulting in inaccurate altimeter readings or complete altimeter failure.

This or any other ITU or national reallocation of radio frequency spectrum, including frequency band segmentation or sharing of spectrum, or other modifications of the permitted uses of relevant frequency bands, may materially and adversely affect the utility and reliability of our products and could have significant negative impacts on our business and our customers.

Risks Relating to Our Shares

The volatility of our share price could adversely affect investment in our common shares.

The market price of our shares has been, and may continue to be, highly volatile. During 2023, the closing price of our shares ranged from a low of $93.57 to a high of $128.91. A variety of factors could cause the price of our shares to fluctuate, perhaps substantially, including but not limited to:

- new products or product enhancements by us or our competitors;
- general conditions in the worldwide economy, including fluctuations in inflation, interest rates and global currency exchange rates;
- announcements of technological innovations;
- product obsolescence and our ability to manage product transitions;
- developments in our relationships with our customers and suppliers;
- the availability, pricing and timeliness of delivery of components, such as flash memory and liquid crystal displays, used in our products;
- quarterly fluctuations in our actual or anticipated operating results;
- changes in applicable tax laws and tax rates;
- developments in patents or other intellectual property rights and litigation;

- announcements and rumors of developments related to our business, our competitors, our suppliers or the markets in which we compete;
- research reports or opinions issued by securities analysts or brokerage houses related to Garmin, our competitors, our suppliers or our customers;
- any significant acts of terrorism against the United States, Taiwan or significant markets where we sell our products; and
- other factors as discussed in the previously listed risks.

In addition, in recent years the stock market in general and the markets for shares of technology companies in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Any such fluctuations in the future could adversely affect the market price of our common shares.

Our officers and directors exert substantial influence over us.

As of January 23, 2024, members of our Board of Directors and our executive officers, together with their respective immediate family members and entities that may be deemed affiliates of or related to such persons or entities, beneficially owned approximately 20% of our outstanding shares. Accordingly, these shareholders may be able to determine the outcome of corporate actions requiring shareholder approval, such as mergers and acquisitions and shareholder proposals. This level of ownership may have a significant effect in delaying, deferring, or preventing a change in control of Garmin and may adversely affect the voting and other rights of other holders of our common shares.

The rights of our shareholders are governed by Swiss law.

The rights of our shareholders are governed by Swiss law and Garmin Ltd.'s articles of association. The rights of shareholders under Swiss law differ from the rights of shareholders of companies incorporated in other jurisdictions. For example, our articles of association authorize the Board of Directors for a maximum period of one year to increase the stated share capital to a maximum of 120% and/or reduce it to a minimum of 90% of the existing stated share capital of the Company. This authorization must be renewed at a shareholders' meeting every year for it to continue to be available. Additionally, subject to specified exceptions, including the exceptions described in our articles of association, Swiss law grants preemptive rights to existing shareholders to subscribe for new issuances of shares and other securities. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. Swiss law also reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, Swiss law provides that dividends and other distributions must be approved by shareholders at the general meeting of shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.

We have limited capital reserves from which to make distributions without subjecting our shareholders to Switzerland withholding tax.

As of December 30, 2023, we had CHF 4,100 million of unappropriated capital contribution reserves available from which the Company may make dividend payments. At the time this reserve balance has been returned to shareholders, a Swiss federal withholding tax of 35% will generally be applicable to dividends paid.

When the capital contribution reserves are fully utilized, the Swiss federal withholding tax must be withheld from the gross dividend distribution and paid to the Swiss federal Tax Administration. A holder that qualifies for benefits under a double tax treaty may be able to recover partial withholding tax. For example, a U.S holder that qualifies for benefits under the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders with at least 10% participation in our voting shares, or for a full refund in case of qualified pension funds). However, there can be no assurance that our shareholders will approve a dividend out of capital contribution reserves, or that Swiss withholding rules will not be changed in the future or that a change in Swiss law will not adversely affect us or our shareholders, in particular as a result of distributions out of capital contribution reserves becoming subject to additional corporate law or other restrictions. If we are unable to pay a dividend out of capital contribution reserves, we will not be able to make distributions without subjecting our shareholders to Swiss withholding taxes.

There is uncertainty as to our shareholders' ability to enforce certain foreign civil liabilities in Switzerland and Taiwan.

We are a Swiss company and a substantial portion of our assets are located outside the United States, particularly in Taiwan. As a result, it may be difficult to effect service of process within the United States upon us. In addition, there is uncertainty as to whether the courts of Switzerland or Taiwan would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Switzerland or Taiwan against us predicated upon the securities laws of the United States or any state thereof.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risk Management and Strategy

Garmin has a cybersecurity risk management program, generally aligned with the tenets and methodologies of industry standards and best practices such as the National Institute of Standards and Technology (NIST) Cybersecurity Framework, designed to protect the confidentiality, integrity, and availability of the Company's information systems through assessing, identifying, and managing material risks from cybersecurity threats. The management of our information system platforms and the related cybersecurity is tightly integrated with Garmin's product development and technology management teams. Cybersecurity risks are identified, reported, and managed by the Company's in-house cybersecurity experts as well as third-party providers of penetration test reporting, cyber-threat intelligence, and incident forensics services.

Material Risk Identification

The Company identifies risks from cybersecurity threats through a variety of methods including, but not limited to, internal and external assessments, security incidents, evaluations of changes to the business environment, systems, or technology, and reporting by associates, vendors, customers, and security researchers. These processes occur during the procurement, development, integration, modification, operation, and maintenance of the Company's information systems and the integration with or introduction, purchase, acquisition, or renewal of any third-party information systems and services. Notable changes to the Company's operating environment are scrutinized to ensure the confidentiality, integrity, and availability of the Company's information systems.

Material Risk Assessment

The Company evaluates material risks from cybersecurity threats in terms of the potential impact on technology, information, data, and business operations, taking into account applicable laws and regulations, and with a focus on protecting the confidentiality, integrity, and availability of information, data and systems. Associated risk assessments are performed by the Company's risk analysts, subject matter experts, and information technology associates to identify, analyze, and quantify the risks and relevant objectives, and to determine the appropriate management action and priorities for managing the risks and implementing mitigating controls. Additional assessments to evaluate residual risk are performed when there are changes to controls that have the potential to create a material risk. Risk assessments also include appropriate considerations for regulatory and contractual requirements, and involve the Company's legal, data privacy, finance, and risk assurance functions as applicable.

Material Risk Management

The Company continually analyzes and responds to material risks from cybersecurity threats in order to manage them to acceptable levels. The results of related risk assessments are used to prioritize the risks based on their potential impact to the Company and to inform the necessary actions and the appropriate functions to be involved in responding to those risks. Garmin's cybersecurity risk management processes are integrated into the Company's overall risk management processes. Material risks from cybersecurity threats are communicated to the Company's management and Board of Directors and are evaluated and considered alongside operational, legal, and other risks faced by the Company in determining mitigating actions and the allocation of resources.

Risks Related to Third-party Service Providers

Garmin operates a third-party risk management program, which is aligned to NIST principles, to oversee and identify material risks from cybersecurity threats, undertake appropriate remediation, and establish and maintain compensating controls when appropriate. We conduct cybersecurity assessments of third-party service providers that will process personal, confidential, or proprietary information. Before proceeding with any such third-party service provider, we require them to remediate or mitigate any material findings from our cybersecurity assessment and to agree contractually to maintain acceptable cybersecurity practices throughout the duration of their service to Garmin and after for so long as they retain any personal, confidential, or proprietary information, and to promptly notify Garmin of any cybersecurity incidents that impact Garmin.

Risks from Cybersecurity Threats

While the Company has technology and processes in place designed to detect and respond to cybersecurity threats, we are continually at risk from the evolving cybersecurity threat landscape. Management does not believe our business strategy, results of operations, or financial condition have been materially affected by risks from cybersecurity threats, but we cannot provide assurance that they will not be materially affected in the future by such risks. For additional information about risks from cybersecurity threats, see Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K.

Governance

Board of Directors Oversight

Garmin's entire Board of Directors performs the risk oversight role, including with respect to risks from cybersecurity threats. Garmin's Chief Executive Officer is a member of the Board, and Garmin's Chief Financial Officer and its General Counsel regularly attend Board meetings, which helps facilitate discussions regarding risk between the Board and Garmin's senior management. In addition, on an annual basis Garmin's head of cybersecurity provides a comprehensive update of the Company's cybersecurity practices, risks and risk mitigation strategies to the Board of Directors. Each member of the Board of Directors actively participates in those discussions and has an opportunity to ask questions or provide direction. Garmin's Chief Executive Officer and head of cybersecurity also have discussions with members of the Board of Directors on an ad hoc basis as appropriate if and when a specific cybersecurity risk arises.

Management's Role Managing Risk and Monitoring Incidents

Garmin's head of cybersecurity, who has over 30 years of relevant cybersecurity experience, oversees the Company's cybersecurity risk management program and is responsible for assessing and managing the Company's material risks from cybersecurity threats. Garmin's head of cybersecurity regularly meets with the Company's senior management, including the Chief Executive Officer, to discuss the Company's cybersecurity practices, risks, risk mitigation strategies, and whether further investments in internal or external cybersecurity resources are warranted.

If the cybersecurity team detects a potentially significant cybersecurity incident it is escalated promptly to the Company's head of cybersecurity, who then activates the Company's incident response plan and convenes the incident response team, which includes leaders of the Company's Legal, Finance, Operations, Communications, Risk Assurance, and other departments and executive leadership as appropriate. The Chief Executive Officer will inform the Company's Board of Directors of any material cybersecurity incidents.

Item 2. Properties

Garmin and its subsidiaries own a majority of their principal properties and lease certain other properties. Depending on location, the properties could be used for manufacturing, warehousing, research and development, office space, or a combination of activities. Garmin's principal properties are described below:

Garmin International, Inc. owns and occupies facilities of approximately 1,990,000 square feet on approximately 107 acres at 1200 East 151st Street, Olathe, Kansas, U.S. where the majority of product design and development work is conducted, the majority of aviation panel-mount products are manufactured, and products are warehoused and supported for North, Central and South America. The 1,990,000 square feet includes a 775,000 square foot manufacturing and distribution center. In connection with the bond financings for the facility in Olathe and the expansions of that facility, the City of Olathe holds the legal title to the Olathe facilities, which are leased to Garmin's subsidiaries by the City. Upon the payment in full of the outstanding bonds, the City of Olathe is obligated to transfer title to Garmin's subsidiaries for a nominal sum. Garmin International, Inc. has purchased all the outstanding bonds and expects to continue to hold the bonds until maturity in order to benefit from property tax abatement.

Garmin International, Inc. leases 148,000 square feet of land at New Century Airport at 1 New Century Pkwy, Gardner, Kansas, U.S. under a ground lease and occupies two aircraft hangars on this land, one of which is owned (47,000 square feet) and the other leased (53,000 square feet). Both properties serve as flight test and certification facilities that are used in development and certification of aviation products.

Garmin International, Inc. leases facilities of approximately 341,000 square feet at 10369 N Commerce Pkwy, Miramar, Florida, U.S. These facilities are used for design and development, manufacturing, and warehousing of JL Audio branded audio products.

Garmin International, Inc. also owns approximately 367 acres of additional land in Olathe, Kansas that could accommodate future property development.

Garmin AT, Inc. leases approximately 18 acres of land at 2345 Turner Road SE, Salem, Oregon, U.S. under a ground lease. The current term of this ground lease ends in 2030, but Garmin AT, Inc. has the option to extend the ground lease until 2050. Garmin AT, Inc. owns and occupies a 115,000 square foot facility for office and manufacturing use and a 33,000 square foot aircraft hangar that serves as a flight test and certification facility on this land. Garmin AT, Inc. also owns and occupies an additional 66,000 square foot facility on the same property for customer support and research and development activities.

Garmin Corporation owns and occupies a 247,000 square foot facility at No. 68, Zhangshu 2nd Road, Xizhi Dist., New Taipei City, Taiwan, a 185,000 square foot facility at No. 97, Sec. 1, Xintai 5th Rd., Xizhi Dist., New Taipei City, Taiwan, a 224,000 square foot facility at No. 24 Beiyuan Road, Jhongli, Tao-Yang County, Taiwan, a 576,000 square foot facility at No. 270 Huaya 2nd Road, LinKou, Tao-Yang County, Taiwan, and a 615,000 square foot facility at No. 3, Titanggang Rd., Xinshi Dist., Tainan City, Taiwan. Garmin China YangZhou Co., Ltd. leases a 204,000 square foot manufacturing facility at No. 122, Jinshan Road, Bali Town, Yangzhou, Jiangsu, People's Republic of China. These facilities are used for the manufacturing and warehousing of most of Garmin's fitness, outdoor, and marine products, as well as portable aviation products and some Auto OEM products. These facilities are also used for research and development activities and marketing and support of products for Asia Pacific countries.

Garmin (Europe) Ltd. owns and occupies a 155,000 square foot building located at Liberty House, Hounsdown Business Park, Southampton, U.K., and leases a 100,000 square foot facility at 4 Parham Dr, Boyatt Wood, Eastleigh, U.K., both used for warehousing, distribution, and office space.

Tacx B.V. owns and occupies a 291,000 square foot facility located at De Boeg 2, 2343 MA Oegstgeest, Netherlands. This facility is used for design and development, manufacturing, and warehousing of indoor training products.

Garmin Wroclaw sp. z o.o leases a 319,000 square foot facility located at Ul. Ryszarda Chomicza 2, 55-040 Biskupice Podgórne, Poland. This facility is used for the manufacturing of certain auto OEM products, as well as distribution of other Garmin products in the region.

Garmin also owns and leases other properties around the world that are not described above and are used for office space, warehousing, and retail. The Company believes its existing facilities and properties are in good operating condition and are suitable for the conduct of its business.

Item 3.   Legal Proceedings

In the normal course of business, the Company and its subsidiaries are parties to various legal claims, actions, and complaints, including matters involving patent infringement, other intellectual property, product liability, customer claims and various other risks. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters, or if not, what the impact might be. However, the Company's management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company's results of operations, financial position or cash flows.

The Company settled or resolved certain matters during the fiscal year ended December 30, 2023 that did not individually or in the aggregate have a material impact on the Company's financial condition or results of operations.

Item 4.   Mine Safety Disclosure

Not applicable.

Information about our Executive Officers

Garmin's executive officers as of February 21, 2024 were as follows:

Name	Office	Age
Dr. Min Kao	Executive Chairman	75
Clifton Pemble	President and Chief Executive Officer	58
Douglas Boessen	Chief Financial Officer and Treasurer	61
Andrew Etkind	Vice President, General Counsel and Secretary	68
Patrick Desbois	Executive Vice President, Operations	55
Philip Straub	Executive Vice President, Managing Director – Aviation	53
Danny Bartel	Vice President, Worldwide Sales	74
Sean Biddlecombe	Managing Director, EMEA	59
Susan Lyman	Vice President, Global Consumer Marketing	58
Laurie Minard	Vice President, Human Resources	57
Matthew Munn	Vice President, Managing Director – Auto OEM	62
Wang Cheng-Wei	General Manager of Garmin Corporation	59

Dr. Min H. Kao has served as Executive Chairman of Garmin Ltd. since January 2013. Dr. Kao is one of Garmin's co-founders and previously served as Chairman from August 2004 to December 2012 and Co-Chairman from August 2000 to August 2004. He served as Chief Executive Officer from August 2002 to December 2012 and as Co-Chief Executive Officer from August 2000 to August 2002.

Clifton A. Pemble has served as President and Chief Executive Officer of Garmin Ltd. since January 2013. He has also served as a director of Garmin Ltd. since August 2004. Since joining Garmin in October 1989 as a Software Engineer, he has held various other positions, including President and Chief Operating Officer, Vice President - Engineering and Director of Engineering. Mr. Pemble also serves as a director and officer of various Garmin subsidiaries.

Douglas G. Boessen has served as Chief Financial Officer and Treasurer of Garmin Ltd. since joining Garmin in July 2014. Mr. Boessen also serves as a director and officer of various Garmin subsidiaries.

Andrew R. Etkind has served as Vice President, General Counsel and Secretary of Garmin Ltd. since June 2009. He joined Garmin as General Counsel of Garmin International, Inc. in February 1998. Mr. Etkind also serves as a director and officer of various Garmin subsidiaries.

Patrick Desbois has served as Executive Vice President, Operations of Garmin International, Inc., a principal subsidiary of Garmin Ltd., since February 2017. He joined Garmin in November 2011 as Vice President, Executive Office.

Philip Straub has served as Executive Vice President, Managing Director - Aviation of Garmin International, Inc. since February 2017. Since joining Garmin in July 1993 as a Software Engineer, he has held various other positions, including Director of Engineering and Software Engineering Manager. Mr. Straub also serves as a director and officer of various other Garmin subsidiaries.

Danny Bartel has served as Vice President, Worldwide Sales of Garmin International, Inc. since October 2006. Since joining Garmin as a Sales Manager in November 1992, he has held various other positions, including Senior Director Worldwide Sales, Director Consumer Sales and Director International Marketing. Mr. Bartel also serves as a director and officer of various other Garmin subsidiaries.

Sean Biddlecombe has served as Managing Director, EMEA for Garmin (Europe) Ltd., a principal subsidiary of Garmin Ltd., since February 2011. He joined Garmin in February 1994 as General Manager of Garmin (Europe) Ltd. Mr. Biddlecombe also serves as a director and officer of various other Garmin subsidiaries.

Susan Lyman has served as Vice President, Global Consumer Marketing of Garmin International, Inc. since June 2016. Since rejoining Garmin in 2010, she has held the positions of Product Manager, Team Leader Marketing and Director Marketing. Ms. Lyman previously worked for Garmin as a Marketing Manager from 1996 to 1999.

Laurie Minard has served as Vice President, Human Resources of Garmin International, Inc. since July 2007. Since joining Garmin in March 1996, she has held the positions of Human Resources Specialist and Director, Human Resources.

Matthew Munn has served as Vice President, Managing Director – Auto OEM of Garmin International, Inc. since joining Garmin in May 2011.

Wang Cheng-Wei has served as General Manager of Garmin Corporation, a principal subsidiary of Garmin Ltd., since April 2019. Since joining Garmin in July 1992, he has served in various other positions, including as a Supervisor, Manager, Director and Assistant General Manager of Garmin Corporation. Mr. Wang also serves as a director and officer of various other Garmin subsidiaries.

All executive officers are elected annually and hold office until their successors are chosen and qualify or until their removal or resignation. There are no arrangements or understandings between the executive officers and any other person pursuant to which he or she was or is to be selected as an officer. There is no family relationship among any of the executive officers.

PART II

Item 5.   Market for the Company's Common Shares, Related Shareholder Matters and Issuer Purchases of Equity Securities

Since December 7, 2021, Garmin's shares have traded on the New York Stock Exchange under the symbol "GRMN". Prior to December 7, 2021, Garmin's shares were traded on The Nasdaq Stock Market, LLC under the symbol "GRMN" since its initial public offering on December 8, 2000 (the "IPO"). As of January 31, 2024, there were 290 shareholders of record.

We refer you to Item 12 of this report under the caption "Equity Compensation Plan Information" for certain equity plan information required to be disclosed by Item 201(d) of Regulation S-K.

Issuer Purchases of Equity Securities

Share repurchase activity during the 13-week period ended December 30, 2023, summarized on a trade-date basis, was as follows (in thousands, except per share amounts):

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share [2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
October 1, 2023 - October 28, 2023	57	$ 103.17	57	$ 12,230
October 29, 2023 - November 25, 2023	30	$ 116.10	30	$ 8,782
November 26, 2023 - December 30, 2023	71	$ 123.75	71	$ 0
Total	**158**		**158**	

[1] The Board of Directors approved a share repurchase program on April 22, 2022 (the "2022 Program") that was announced on April 27, 2022, authorizing the Company to purchase up to $300 million of its common shares, exclusive of the cost of any associated excise tax. Share repurchases may have been made in the open market or in privately negotiated transactions, including under plans complying with the provisions of Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The timing and volume of share repurchases were subject to market conditions, business conditions and applicable laws, and were at management's discretion. The 2022 Program did not require the purchase of any minimum number of shares and may have been suspended or discontinued at any time. The share repurchase authorization expired on December 29, 2023. See Note 8 of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information related to share repurchases.

[2] Average price paid per share includes costs associated with the repurchases, except for the cost of any associated excise tax.

Dividends

Future dividends on our common shares, if any, must be approved by our shareholders. In exercising their discretion to recommend to the shareholders that such dividends be approved, our Board of Directors will consider our financial condition, results of operations, cash requirements and surplus, statutory requirements of applicable law, contractual restrictions, and other factors that they may deem relevant. For additional information, see the risk factor in Part I, Item 1A, of this Annual Report on Form 10-K entitled "We have limited capital reserves from which to make distributions without subjecting our shareholders to Switzerland withholding tax."

Stock Performance Graph

This performance graph shall not be deemed "filed" with the SEC or subject to Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any of our filings under the Securities Act of 1933, as amended.

The graph below matches Garmin Ltd.'s cumulative 5-Year total shareholder return on common shares with the cumulative total returns of the NASDAQ Composite Index, the S&P 500 Index, and the S&P 500 Consumer Discretionary Index. Beginning in fiscal year 2024, the graph will include only the S&P 500 Index and the S&P 500 Consumer Discretionary Index. Garmin Ltd. believes the S&P 500 Consumer Discretionary Index is more relevant than the NASAQ Composite Index as the published industry index following the transfer of Garmin Ltd.'s stock listing from the Nasdaq Stock Market to the New York Stock Exchange. The graph tracks the performance of a $100 investment in our common shares and in each index (with the reinvestment of all dividends) from December 29, 2018 ("12/29/18") to December 30, 2023 ("12/30/23").



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Garmin Ltd., the NASDAQ Composite Index,
the S&P 500 Index and the S&P 500 Consumer Discretionary Index

*$100 invested on 12/29/18 in stock or index, including reinvestment of dividends.
Indexes calculated on month-end basis.

Copyright© 2024 Standard & Poor's, a division of S&P Global. All rights reserved.

	12/29/18	12/28/19	12/26/20	12/25/21	12/31/22	12/30/23
Garmin Ltd.	100.00	160.96	201.42	229.51	162.26	232.18
NASDAQ Composite	100.00	136.69	198.10	242.03	163.28	236.17
S&P 500	100.00	131.49	155.68	200.37	164.08	207.21
S&P 500 Consumer Discretionary	100.00	127.94	170.54	212.21	133.63	190.29

The share price performance included in this graph is not necessarily indicative of future share price performance.

Item 6. [Reserved]

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion and analysis of our financial condition and results of operations focuses on and is intended to clarify the results of our operations, certain changes in our financial position, liquidity, capital structure and business developments the fiscal years ended December 30, 2023 and December 31, 2022 and a year-to-year comparison of these two fiscal years. This discussion should be read in conjunction with, and is qualified by reference to, the other related information including, but not limited to, the audited consolidated financial statements (including the notes thereto), the description of our business, all as set forth in this Form 10-K, as well as the risk factors discussed above in Item 1A. Discussion regarding our results of operations for the fiscal year ended December 25, 2021 and a year-to-year comparison between the fiscal years ended December 31, 2022 and December 25, 2021 can be found in Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

As previously noted, the discussion set forth below, as well as other portions of this Form 10-K, contain statements concerning potential future events. Readers can identify these forward-looking statements by their use of such verbs as "expects," "anticipates," "believes", or similar verbs or conjugations of such verbs. If any of our assumptions on which the statements are based prove incorrect or should unanticipated circumstances arise, our actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those discussed above in Item 1A. Readers are strongly encouraged to consider those factors when evaluating any such forward-looking statement. Except as may be required by law, we do not undertake to update any forward-looking statements in this Form 10-K.

Garmin's fiscal year is a 52-53 week period ending on the last Saturday of the calendar year. Fiscal year 2023 contained 52 weeks and fiscal years 2022 and 2021 contained 53 weeks and 52 weeks, respectively. Unless otherwise stated, all years and dates refer to the Company's fiscal year and fiscal periods. Unless the context otherwise requires, references in this document to "we", "us", "our", "the Company" and similar terms refer to Garmin Ltd. and its subsidiaries.

Unless otherwise indicated, dollar amounts set forth in the tables are in thousands, except per share data.

Overview

The Company is a leading worldwide provider of wireless devices, many of which feature Global Positioning System (GPS) navigation, and applications that are designed for people who live an active lifestyle. Garmin is organized in the five operating segments of fitness, outdoor, aviation, marine, and auto OEM. These operating segments represent our reportable segments. The Company's Chief Executive Officer, who has been identified as the Chief Operating Decision Maker (CODM), allocates resources and assesses performance of each operating segment individually.

Business Environment Update

A number of headwinds including high inflation and interest rates affected the economic environment and consumer behaviors during 2023. Additionally, while our global supply chain is routinely subject to component shortages, increased lead times, cost fluctuations, and logistics constraints, certain of these factors have at times been further amplified by the recent business environment. The nature and degree of effects of the business environment over time remain uncertain. Refer to Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K for further discussion of the risks and uncertainties facing our Company.

Critical Accounting Estimates

General

Our discussion and analysis of financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The presentation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer sales programs and incentives, product returns, bad debts, inventories, investments, goodwill, intangible assets, income taxes, warranty obligations, and contingencies and litigation. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Refer to Note 1 in the Notes to the Consolidated Financial Statements for our significant accounting policies related to our critical accounting estimates.

Unrecognized Income Tax Benefits

We recognize liabilities associated with uncertain income tax positions, including those related to transfer pricing, based on our estimate of whether, and the extent to which, additional taxes will be due. We recognize the tax benefits from an uncertain tax position only if payment of these amounts ultimately proves to be not required or it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

Assessing uncertain tax positions requires significant judgment, including the evaluation of unique facts and circumstances and the interpretation of laws and regulations, especially the assessment of pricing analyses that may produce various ranges of outcomes. Variations in the actual outcome of these future tax consequences could materially impact our consolidated financial statements.

Accounting Terms and Characteristics

Net Sales

Our net sales are primarily generated through sales to our retail partners, dealer and distributor network, installation and repair shops, original equipment manufacturers (OEMs), our online webshop (garmin.com), subscriptions for connected services, and our own retail stores. Refer to the Revenue Recognition discussion in Note 1 of the Notes to Consolidated Financial Statements. We aim to achieve a quick turnaround on orders we receive from our retail, dealer, and distributor customers. Certain arrangements with OEM customers are entered into at the beginning of an aircraft, boat, or vehicle life cycle with the intent to fulfill customer purchasing requirements for the entire production life, although there are generally no firm volume commitments, and sales are therefore generated on an order-by-order basis. As a result, we do not believe backlog information is material to the understanding of our business.

Net sales are subject to seasonal fluctuation. Typically, sales of our consumer products are highest in the fourth quarter due to increased demand during the holiday buying season, and, to a lesser extent, in the second quarter due to increased demand during the spring and summer season. Sales of our consumer products are also influenced by the timing of the release of new products. Our aviation and auto OEM products do not experience much seasonal variation but are more influenced by the timing of aircraft certifications, regulatory mandates, auto program manufacturing, and the release of new products when the initial demand is typically the strongest.

Cost of Goods Sold and Gross Profit

Raw material costs are our most significant component of cost of goods sold. Our existing practice of performing the design and manufacture of our products in-house has enabled us to source components from different suppliers and, where possible, to redesign our products to leverage lower-cost or more readily available components.

We believe that our flexible production model allows our factories to experience relatively low costs of manufacturing. In general, products manufactured in Taiwan have been our highest volume products. Our manufacturing labor costs historically have been lower in Taiwan and China than in other locations.

Shipping and handling costs associated with the transportation and delivery of our products are included in cost of goods sold. Such costs fluctuate due to a number of factors, including market pricing and the mix of modes of transportation we utilize.

Sales price variability, including that which is associated with foreign currency fluctuations, has had and can be expected to have an effect on our gross profit. Our consolidated gross margin, representing gross profit as a percentage of net sales, is dependent on segment mix, and to a lesser extent, product mix within each segment.

Advertising Expense

Our advertising expenses consist primarily of costs for media advertising, cooperative advertising with our retail partners, point of sale displays, and sponsorships.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of:

- information systems and infrastructure costs;
- salaries for sales, marketing and product support personnel;
- salaries and related costs for executives and administrative personnel;
- marketing, and other brand building costs;
- finance and legal costs;
- human resource costs;
- travel and related costs; and
- occupancy and other overhead costs.

Research and Development

The majority of our research and development costs represent engineering personnel costs, costs of test equipment and components used in product and prototype development, and outside product development costs.

We are committed to increasing the level of innovative design and development of new products as we strive for expanded ability to serve our existing consumer and aviation markets as well as new auto OEM programs and new markets for active lifestyle products.

Results of Operations

The Company announced an organization realignment in January 2023, which combined the consumer auto operating segment with the outdoor operating segment. As a result, the Company's operating segments, which also represent its reportable segments, are fitness, outdoor, aviation, marine, and auto OEM. Results for the 53-week and 52-week periods ended December 31, 2022 and December 25, 2021, respectively, have been recast to conform to current period presentation. This change had no effect on the Company's consolidated results of operations.

The following table sets forth our results of operations as a percentage of net sales during the periods shown (the table may not foot due to rounding):

	52-Weeks Ended December 30, 2023	53-Weeks Ended December 31, 2022	52-Weeks Ended December 25, 2021
Net sales	100%	100%	100%
Cost of goods sold	43%	42%	42%
Gross profit	57%	58%	58%
Operating expenses:			
Advertising	3%	3%	3%
Selling, general and administrative	16%	16%	14%
Research and development	17%	17%	16%
Total operating expenses	37%	37%	34%
Operating income	21%	21%	24%
Other income (expense), net	2%	1%	0%
Income before income taxes	23%	22%	24%
Provision for income taxes	(2)%	2%	3%
Net income	25%	20%	22%

The table below sets forth our results of operations through operating income for each of our five reportable segments. The Company's CODM primarily uses operating income as the measure of profit or loss to assess segment performance and allocate resources. Operating income represents net sales less costs of goods sold and operating expenses. Net sales are directly attributed to each segment. Most costs of goods sold and the majority of operating expenses are also directly attributed to each segment, while certain other costs of goods sold and operating expenses are allocated to the segments in a reasonable manner considering the specific facts and circumstances of the expenses being allocated. For each line item in the table below, the total of the reportable segments' amounts equals the amount in the consolidated statements of income.

52-Weeks Ended December 30, 2023	Fitness	Outdoor	Aviation	Marine	Auto OEM
Net sales	$ 1,344,637	$ 1,697,151	$ 846,329	$ 916,911	$ 423,224
Cost of goods sold	627,731	624,290	220,341	425,650	325,285
Gross profit	716,906	1,072,861	625,988	491,261	97,939
Total operating expenses	484,705	557,607	399,588	311,832	159,063
Operating income (loss)	$ 232,201	$ 515,254	$ 226,400	$ 179,429	$ (61,124)

53-Weeks Ended December 31, 2022	Fitness	Outdoor	Aviation	Marine	Auto OEM
Net sales	$ 1,109,419	$ 1,770,275	$ 792,799	$ 903,983	$ 283,810
Cost of goods sold	557,002	670,867	219,736	412,526	193,380
Gross profit	552,417	1,099,408	573,063	491,457	90,430
Total operating expenses	447,679	526,127	359,877	276,153	169,094
Operating income (loss)	$ 104,738	$ 573,281	$ 213,186	$ 215,304	$ (78,664)

52-Weeks Ended December 25, 2021	Fitness	Outdoor	Aviation	Marine	Auto OEM
Net sales	$ 1,533,788	$ 1,606,664	$ 712,468	$ 875,151	$ 254,724
Cost of goods sold	720,463	618,002	192,647	379,841	181,383
Gross profit	813,325	988,662	519,821	495,310	73,341
Total operating expenses	454,124	464,193	326,633	245,529	181,360
Operating income (loss)	$ 359,201	$ 524,469	$ 193,188	$ 249,781	$ (108,019)

Net Sales

Net Sales	52-Weeks Ended December 30, 2023	Year-over-Year Change	53-Weeks Ended December 31, 2022	Year-over-Year Change	52-Weeks Ended December 25, 2021
Fitness	$ 1,344,637	21%	$ 1,109,419	(28%)	$ 1,533,788
Percentage of Total Net Sales	26%		23%		31%
Outdoor	1,697,151	(4%)	1,770,275	10%	1,606,664
Percentage of Total Net Sales	32%		36%		33%
Aviation	846,329	7%	792,799	11%	712,468
Percentage of Total Net Sales	16%		16%		14%
Marine	916,911	1%	903,983	3%	875,151
Percentage of Total Net Sales	18%		19%		17%
Auto OEM	423,224	49%	283,810	11%	254,724
Percentage of Total Net Sales	8%		6%		5%
Total	$ 5,228,252	8%	$ 4,860,286	(2%)	$ 4,982,795

Net sales increased 8% in fiscal year 2023 when compared to the year-ago period. Total unit sales increased approximately 8% to 16.2 million units in 2023 from 15.0 million units in 2022. Outdoor revenue represented the largest portion of our revenue mix at 32% in 2023, compared to 36% in 2022.

The increase in fitness revenue was driven by sales growth across all product categories. Aviation revenue increased primarily due to growth in OEM product categories. The increase in marine revenue was driven by contributions from newly acquired JL Audio, partially offset by declines in multiple product categories. Auto OEM revenue increased primarily due to increased shipments of domain controllers. Outdoor revenue decreased primarily due to declines in sales of adventure watches during the first quarter of 2023.

Gross Profit

Gross Profit	52-Weeks Ended December 30, 2023	Year-over-Year Change	53-Weeks Ended December 31, 2022	Year-over-Year Change	52-Weeks Ended December 25, 2021
Fitness	$ 716,906	30%	$ 552,417	(32%)	$ 813,325
Percentage of Segment Net Sales	53%		50%		53%
Outdoor	1,072,861	(2%)	1,099,408	11%	988,662
Percentage of Segment Net Sales	63%		62%		62%
Aviation	625,988	9%	573,063	10%	519,821
Percentage of Segment Net Sales	74%		72%		73%
Marine	491,261	0%	491,457	(1%)	495,310
Percentage of Segment Net Sales	54%		54%		57%
Auto OEM	97,939	8%	90,430	23%	73,341
Percentage of Segment Net Sales	23%		32%		29%
Total	$ 3,004,955	7%	$ 2,806,775	(3%)	$ 2,890,459
Percentage of Total Net Sales	57%		58%		58%

Gross profit dollars in fiscal year 2023 increased 7%, primarily due to the increase in net sales compared to the year-ago period as described above. Consolidated gross margin was relatively flat when compared to the year-ago period.

The fitness and outdoor gross margin increases of 350 basis points and 110 basis points, respectively, were primarily attributable to favorable freight costs. The aviation gross margin increase of 170 basis points was primarily attributable to lower warranty costs. Gross margin remained relatively flat within the marine segment. The auto OEM gross margin decrease of 870 basis points was primarily attributable to unfavorable product mix.

Operating Expense

Operating Expense	52-Weeks Ended December 30, 2023	Year-over-Year Change	53-Weeks Ended December 31, 2022	Year-over-Year Change	52-Weeks Ended December 25, 2021
Advertising Expense	$ 173,109	3%	$ 168,040	(2%)	$ 171,829
Percentage of Total Net Sales	3%		3%		3%
Selling, general, and administrative expenses	834,990	8%	775,963	8%	721,260
Percentage of Total Net Sales	16%		16%		14%
Research and development expense	904,696	8%	834,927	7%	778,750
Percentage of Total Net Sales	17%		17%		16%
Total	**$ 1,912,795**	**8%**	**$ 1,778,930**	**6%**	**$ 1,671,839**
Percentage of Total Net Sales	**37%**		**37%**		**34%**

Total operating expense increased 8% in absolute dollars and was relatively flat as a percent of revenue in fiscal year 2023 compared to fiscal year 2022.

Advertising expense increased 3% in absolute dollars and was relatively flat as a percent of revenue when compared to the year-ago period. The absolute dollar increase was primarily attributable to increased media spend.

Selling, general and administrative expense increased 8% in absolute dollars and was relatively flat as a percent of revenue when compared to the year-ago period. The absolute dollar increase was primarily attributable to increased personnel-related expenses and information technology costs.

Research and development expense increased 8% in absolute dollars and was relatively flat as a percent of revenue compared to the year-ago period. The absolute dollar increase was primarily due to higher engineering personnel costs.

Operating Income

Operating Income (Loss)	52-Weeks Ended December 30, 2023	Year-over-Year Change	53-Weeks Ended December 31, 2022	Year-over-Year Change	52-Weeks Ended December 25, 2021
Fitness	$ 232,201	122%	$ 104,738	(71%)	$ 359,201
Percentage of Segment Net Sales	17%		9%		23%
Outdoor	515,254	(10%)	573,281	9%	524,469
Percentage of Segment Net Sales	30%		32%		33%
Aviation	226,400	6%	213,186	10%	193,188
Percentage of Segment Net Sales	27%		27%		27%
Marine	179,429	(17%)	215,304	(14%)	249,781
Percentage of Segment Net Sales	20%		24%		29%
Auto OEM	(61,124)	(22%)	(78,664)	(27%)	(108,019)
Percentage of Segment Net Sales	(14%)		(28%)		(42%)
Total	**$ 1,092,160**	**6%**	**$ 1,027,845**	**(16%)**	**$ 1,218,620**
Percentage of Total Net Sales	**21%**		**21%**		**24%**

Total operating income increased 6% in absolute dollars and was relatively flat as a percent of revenue when compared to fiscal year 2022. The absolute dollar decreases in outdoor and marine operating income were more than offset by improved performance in fitness, aviation, and auto OEM.

Other Income (Expense)

Other Income (Expense)	52-Weeks Ended December 30, 2023	53-Weeks Ended December 31, 2022	52-Weeks Ended December 25, 2021
Interest income	$ 77,302	$ 40,826	$ 28,573
Foreign currency gains (losses)	26,434	(11,274)	(45,263)
Other income	4,460	7,577	4,866
Total	**$ 108,196**	**$ 37,129**	**$ (11,824)**

The average interest rate returns on cash and investments during the 52-weeks ended December 30, 2023 and 53-weeks ended December 31, 2022 were 2.7% and 1.4%, respectively. Interest income increased primarily due to higher yields on fixed-income securities.

Foreign currency gains and losses for the Company are driven by movements of a number of currencies in relation to the U.S. Dollar. The Taiwan Dollar is the functional currency of Garmin Corporation, the Euro is the functional currency of several subsidiaries, and the U.S. Dollar is the functional currency of Garmin (Europe) Ltd., although some transactions and balances are denominated in British Pounds. Other notable currency exposures include the Australian Dollar, Chinese Yuan, Japanese Yen, and Polish Zloty. The majority of the Company's consolidated foreign currency gain or loss is typically driven by the significant cash and marketable securities, receivables and payables held in a currency other than the functional currency at a given legal entity.

The $26.4 million currency gain recognized in fiscal 2023 was primarily due to the U.S. Dollar weakening against the Polish Zloty and Euro, partially offset by the U.S. Dollar weakening at times during the year against the Taiwan Dollar. During this period, the U.S. Dollar weakened 12.3% against the Polish Zloty and 3.1% against the Euro, resulting in gains of $24.4 million and $8.8 million, respectively, partially offset by the U.S. Dollar weakening at times during the year against the Taiwan Dollar, resulting in a net loss of $5.1 million. The remaining net currency loss of $1.7 million was related to the impacts of other currencies, each of which was individually immaterial.

The $11.3 million currency loss recognized in fiscal 2022 was primarily due to the U.S. Dollar strengthening against the Australian Dollar, Polish Zloty, Chinese Yuan, Euro, Japanese Yen, and British Pound Sterling, partially offset by the U.S. Dollar strengthening against the Taiwan Dollar. During this period, the U.S. Dollar strengthened 6.4% against the Australian Dollar, 7.1% against the Polish Zloty, 8.5% against the Chinese Yuan, 5.4% against the Euro, 12.7% against the Japanese Yen, and 9.6% against the British Pound Sterling resulting in losses of $8.9 million, $6.0 million, $5.8 million, $5.1 million, $3.7 million, and $1.9 million, respectively, partially offset by the U.S. Dollar strengthening 9.7% against the Taiwan Dollar, resulting in a gain of $28.0 million. The remaining net currency loss of $7.9 million was related to the impacts of other currencies, each of which was individually immaterial.

Income Tax Provision (Benefit)

	52-Weeks Ended December 30, 2023	53-Weeks Ended December 31, 2022	52-Weeks Ended December 25, 2021
Income before income taxes	$ 1,200,356	$ 1,064,974	$ 1,206,796
Income tax provision (benefit)	(89,280)	91,389	124,596
Effective tax rate	(7%)	9%	10%

The Company recorded income tax benefit of $89.3 million for the fiscal year ended December 30, 2023, which included income tax benefit of $181.4 million recognized by the Company in the fourth quarter of 2023 related to the revaluation of Switzerland deferred tax assets and income tax benefit of $12.1 million recognized in the fourth quarter of 2023 related to Auto OEM manufacturing tax incentives in Poland. The Company recorded income tax expense of $91.4 million for the fiscal year ended December 31, 2022, which included income tax expense of $7.2 million recognized by the Company in the fourth quarter of 2022 related to the revaluation of Switzerland deferred tax assets.

Global taxing standards have evolved as a result of the Organization for Economic Co-Operation and Development (OECD) recommendations aimed at preventing perceived base erosion and profit shifting (BEPS) by multinational corporations. The OECD issued a statement regarding a two-pillar solution which includes within "Pillar Two" a global minimum tax. Numerous countries have signed onto the OECD statement including Switzerland, the U.S., and the U.K. In 2023, Switzerland's Federal Council passed legislation which would implement a federal minimum tax in Switzerland of 15% in 2024. Additionally, the Swiss canton of Schaffhausen has also passed legislation that would increase the cantonal corporate tax rate beginning in 2024 and result in a combined federal and cantonal statutory tax rate of approximately 15% in Switzerland. As a result of the increases in the combined Switzerland tax rates and the impact of implementation of global minimum tax requirements, we expect our effective tax rate to be higher in the future, beginning with the 2024 tax year, when compared to fiscal years 2023, 2022, and 2021.

Additionally, we initiated an intercompany transaction in 2020 which migrates ownership of certain intellectual property from Switzerland to the United States, which is the primary location of research, development, and executive management. At the end of this migration, a higher percentage of income will be recognized in the U.S.

Net Income

As a result of the various factors noted above net income increased 32% to $1,289.6 million from $973.6 million in the prior year.

Liquidity and Capital Resources

We primarily use cash flow from operations, and expect that future cash requirements may be used, to fund our capital expenditures, support our working capital requirements, pay dividends, fund share repurchases, and fund strategic acquisitions. We believe that our existing cash balances and cash flow from operations will be sufficient to meet our short- and long-term projected working capital needs, capital expenditures, and other cash requirements.

Cash, Cash Equivalents, and Marketable Securities

As of December 30, 2023, we had approximately $3.1 billion of cash, cash equivalents and marketable securities. Management invests idle or surplus cash in accordance with the investment policy, which has been approved by the Company's Board of Directors. The investment policy's primary objectives are to preserve capital, maintain an acceptable degree of liquidity, and maximize yield within the constraint of low credit risk. Garmin's average interest rate returns on cash and investments during fiscal 2023 and 2022 were 2.7% and 1.4%, respectively. The fair value of our securities varies from period to period due to changes in interest rates, in the performance of the underlying collateral, and in the credit performance of the underlying issuer, among other factors. See Note 4 in the Notes to the Consolidated Financial Statements for additional information regarding marketable securities.

Cash Flows

Cash provided by operating activities totaled $1,376.3 million for fiscal 2023, compared to $788.3 million for fiscal 2022. The increase was primarily due to a lower use of cash on purchases of inventory, partially offset by a decrease in collections of accounts receivable in fiscal 2023 when compared to fiscal 2022.

Cash used in investing activities totaled $333.0 million for fiscal 2023, compared to $145.1 million for fiscal 2022. The increase was primarily due to an increase in cash used for acquisitions and a decrease in net redemptions of marketable securities in fiscal 2023 compared to fiscal 2022. These were partially offset by a decrease in cash used for the purchase of property and equipment in fiscal 2023 compared to fiscal 2022.

Cash used in financing activities totaled $636.5 million for fiscal 2023, compared to $840.6 million for fiscal 2022. This decrease was primarily due to lower purchases of treasury shares under the share repurchase plan and lower cash dividend payments in fiscal 2023 compared to fiscal 2022. Fiscal 2023 included four dividend payments compared to five dividend payments in fiscal 2022 due to the timing of dividend dates and our fiscal period end dates.

Uses of Cash

Operating Leases

The Company has lease arrangements for certain real estate properties, vehicles, and equipment. Leased properties are typically used for office space, distribution, and retail. As of December 30, 2023, the Company had fixed lease payment obligations of $163.3 million, with $34.7 million payable within 12 months.

Inventory Purchase Obligations

The Company obtains various raw materials and components for its products from a variety of third party suppliers. The Company's inventory purchase obligations are primarily noncancelable. As of December 30, 2023, the Company had inventory purchase obligations of $666.0 million, with $512.0 million payable within 12 months.

Other Purchase Obligations

The Company's other purchase obligations primarily consist of noncancelable commitments for capital expenditures and other indirect purchases in connection with conducting our business. As of December 30, 2023, the Company had other purchase obligations of $361.3 million, with $209.8 million payable within 12 months.

Other Uses of Cash

Net cash outlays for income taxes exceeded income tax expense in each of the 2023 and 2022 fiscal years, partially due to the provisions of the 2017 United States Tax Cuts and Jobs Act, which require us to capitalize certain research and development costs and amortize those costs on our U.S. tax returns over a period of five or fifteen years, depending on where the associated costs were incurred. Primarily as a result of these provisions, we expect net cash outlays for income taxes to again exceed income tax expense in fiscal 2024.

Additionally, while we expect our effective tax rate to be higher in fiscal 2024, when compared to fiscal years 2023, 2022, and 2021, we expect net cash outlays for income taxes in fiscal 2024 to be materially similar to net cash outlays for income taxes in fiscal 2023, primarily associated with our planned utilization of Switzerland deferred tax assets.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

We have market risk primarily in connection with the pricing of our products and services, the purchase of raw materials, and the cost of shipping and handling. We strive to offset pricing declines for certain products through obtaining reductions in raw materials costs and the introduction of new products.

Inflation

Our business has at times been impacted by increasing costs. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Foreign Currency Exchange Rate Risk

The operation of Garmin's subsidiaries in international markets results in exposure to movements in currency exchange rates. We have experienced significant impacts to our financial results due to the strengthening and weakening of the U.S. Dollar. The potential of volatile foreign exchange rate fluctuations in the future could have a significant effect on our results of operations. The Company has not historically hedged its foreign currency exchange rate risks with financial instruments.

The currencies that have historically created a majority of the Company's exchange rate exposure are the Taiwan Dollar, Euro, and Polish Zloty. Garmin Corporation, headquartered in Xizhi, Taiwan, uses the local currency as the functional currency. The Company translates all assets and liabilities at year-end exchange rates and income and expense accounts at rates prevailing during the year. In order to minimize the effect of the currency exchange fluctuations on our net assets, we have elected to retain most of our Taiwan subsidiary's cash and investments denominated in U.S. Dollars.

Most European subsidiaries use the Euro as the functional currency. The functional currency of our largest European subsidiary, Garmin (Europe) Ltd., is the U.S. Dollar, although some transactions occur in British Pound Sterling or Euros. The functional currency of Garmin Wroclaw, a subsidiary headquartered in Poland that manufactures certain auto OEM products, is the Polish Zloty. Foreign currency gains or losses have been realized historically related to the movements of those currencies relative to the U.S. Dollar.

During fiscal year 2023, the Company incurred a net foreign currency gain of $26.4 million. The U.S. Dollar weakened against the Polish Zloty and Euro, partially offset by the U.S. Dollar strengthening against the Taiwan Dollar. During fiscal 2023, the U.S. Dollar weakened 12.3% against the Polish Zloty, and 3.1% against the Euro, resulting in gains of $24.4 million and $8.8 million, respectively, partially offset by the U.S. Dollar strengthening at times during the year against the Taiwan Dollar, resulting in a net loss of $5.1 million. The remaining net currency loss of $1.7 million was related to the impacts of other currencies, each of which was individually immaterial. These and other currency moves during fiscal year 2023 also resulted in a currency translation adjustment of $14.5 million within accumulated other comprehensive income (loss).

We assessed the Company's exposure to movements in currency exchange rates by performing a sensitivity analysis of adverse changes in exchange rates and the corresponding impact to our results of operations. Based on monetary assets and liabilities denominated in currencies other than respective functional currencies as of December 30, 2023 and December 31, 2022, hypothetical and reasonably possible adverse changes of 10% for the Taiwan Dollar, Euro, Polish Zloty, Japanese Yen, and Australian Dollar would have resulted in an adverse impact on income before income taxes of approximately $102 million and $81 million, respectively.

Interest Rate Risk

We have no outstanding long-term debt as of December 30, 2023 and otherwise have no meaningful debt-related interest rate risk.

We are exposed to interest rate risk in connection with our investments in marketable securities. As interest rates change, the unrealized gains and losses associated with our available-for-sale debt securities will fluctuate accordingly.

The primary objectives of the Company's investment policy are to preserve capital, maintain an acceptable degree of liquidity, and maximize yield within the constraint of low credit risk. The Company does not intend to sell securities in an unrealized loss position and it is not more likely than not that the Company will be required to sell such investments before recovery of their amortized costs bases, which may be maturity. As of December 30, 2023 and December 31, 2022, the Company had not recognized an allowance for credit losses on any securities in an unrealized loss position.

We assessed the Company's exposure to interest rate risk by performing a sensitivity analysis of a parallel shift in the yield curve and the corresponding impact to the Company's portfolio of marketable securities. Based on balance sheet positions as of December 30, 2023 and December 31, 2022, the hypothetical and reasonably possible 100 basis point increases in interest rates across all securities would have resulted in declines in portfolio fair market value of approximately $25 million and $31 million at December 30, 2023 and December 31, 2022, respectively. Such losses would only be realized if the Company sold the investments prior to maturity.

Item 8. Financial Statements and Supplementary Data

CONSOLIDATED FINANCIAL STATEMENTS

Garmin Ltd. and Subsidiaries
Years Ended December 30, 2023, December 31, 2022, and December 25, 2021

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Garmin Ltd. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Garmin Ltd. and Subsidiaries (the Company) as of December 30, 2023 and December 31, 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 30, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 30, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 30, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 21, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Measurement of Reserve for Unrecognized Income Tax Benefits

Description of the Matter	The Company accounts for uncertainty in income taxes in accordance with the FASB ASC 740 topic, *Income Taxes*. The Company operates in a multinational tax environment and is subject to tax laws, regulations and guidelines for intercompany transactions that have transfer pricing subjectivity. The Company uses significant judgment to evaluate uncertain tax positions and determine whether the threshold for recognition has been met and to measure the largest amount of benefit that is more likely than not to be realized upon ultimate settlement. As discussed in Note 5 to the consolidated financial statements, the Company's balance of gross unrecognized income tax benefits was $14 million at December 30, 2023, primarily related to transfer pricing positions.
	Auditing management's assessment and measurement of material tax positions is complex and involved especially subjective and complex judgments. The assessment process involves both significant judgment to evaluate each position against the recognition threshold and estimation because the pricing of the intercompany transactions is based on pricing analyses that may produce a number of different outcomes or ranges of outcomes (e.g., the price that would be charged in an arm's-length transaction). Each transfer pricing tax position carries unique facts and circumstances that must be evaluated, and ultimate resolution will be dependent on uncontrollable factors, such as the interpretation of laws and regulations; new case law; the willingness of the income tax authority to settle the issue, including the timing thereof; and other factors.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the identification, assessment, measurement and valuation of uncertain tax positions related to transfer pricing from intercompany transactions. For example, we tested controls over management's review of intercompany transfer pricing positions against the measurement criteria, review of inputs and calculations of these uncertain tax positions, which included management's evaluation of the ranges of outcomes and pricing conclusions reached within the transfer pricing studies.
	Our audit procedures included, among others, involving our tax professionals to test the Company's assessment and measurement of tax positions related to transfer pricing used in intercompany transactions to assess the appropriateness of the ranges of outcomes utilized, the determination of the likelihood of the outcomes, and any related pricing or valuation conclusions reached within the transfer pricing analyses conducted by the Company. For example, we compared the transfer pricing methodology utilized by management to alternative methodologies and industry benchmarks. We also verified our understanding of the relevant facts by reading the Company's correspondence with the relevant tax authorities and any third-party advice obtained by the Company. In addition, we used our knowledge of international and local income tax laws, as well as historical settlement activity from income tax authorities, to evaluate the appropriateness of the Company's measurement of uncertain tax positions related to transfer pricing used in these intercompany transactions.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 1990.
Kansas City, Missouri
February 21, 2024

Garmin Ltd. and Subsidiaries
Consolidated Statements of Income
(In thousands, except per share information)

	Fiscal Year Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Net sales	$ 5,228,252	$ 4,860,286	$ 4,982,795
Cost of goods sold	2,223,297	2,053,511	2,092,336
Gross profit	3,004,955	2,806,775	2,890,459
Advertising expense	173,109	168,040	171,829
Selling, general and administrative expenses	834,990	775,963	721,260
Research and development expense	904,696	834,927	778,750
Total operating expense	1,912,795	1,778,930	1,671,839
Operating income	1,092,160	1,027,845	1,218,620
Other income (expense):			
Interest income	77,302	40,826	28,573
Foreign currency gains (losses)	26,434	(11,274)	(45,263)
Other income	4,460	7,577	4,866
Total other income (expense)	108,196	37,129	(11,824)
Income before income taxes	1,200,356	1,064,974	1,206,796
Income tax provision (benefit):			
Current	250,446	233,844	130,040
Deferred	(339,726)	(142,455)	(5,444)
Total income tax provision (benefit)	(89,280)	91,389	124,596
Net income	$ 1,289,636	$ 973,585	$ 1,082,200
Basic net income per share	$ 6.74	$ 5.06	$ 5.63
Diluted net income per share	$ 6.71	$ 5.04	$ 5.61

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Statements of Comprehensive Income
(In thousands)

	Fiscal Year Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Net income	$ 1,289,636	$ 973,585	$ 1,082,200
Foreign currency translation adjustment	14,473	(149,396)	(39,538)
Change in fair value of available-for-sale marketable securities, net of deferred taxes	34,446	(82,972)	(26,054)
Comprehensive income	$ 1,338,555	$ 741,217	$ 1,016,608

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Balance Sheets
(In thousands)

	December 30, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 1,693,452	$ 1,279,194
Marketable securities	274,618	173,288
Accounts receivable, less allowance for doubtful accounts of $7,152 in 2023 and $5,098 in 2022	815,243	656,847
Inventories	1,345,955	1,515,045
Deferred costs	16,316	14,862
Prepaid expenses and other current assets	318,556	315,915
Total current assets	4,464,140	3,955,151
Property and equipment, net	1,224,097	1,147,005
Operating lease right-of-use assets	143,724	138,040
Noncurrent marketable securities	1,125,191	1,208,360
Deferred income tax assets	754,635	441,071
Noncurrent deferred costs	11,057	9,831
Goodwill	608,474	567,994
Other intangible assets, net	186,601	178,461
Other noncurrent assets	85,650	85,257
Total assets	$ 8,603,569	$ 7,731,170
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 253,790	$ 212,417
Salaries and benefits payable	190,014	176,114
Accrued warranty costs	55,738	50,952
Accrued sales program costs	98,610	97,772
Other accrued expenses	245,874	197,376
Deferred revenue	101,189	91,092
Income taxes payable	225,475	246,180
Dividend payable	139,997	139,732
Total current liabilities	1,310,687	1,211,635
Deferred income tax liabilities	114,682	129,965
Noncurrent income taxes payable	16,521	34,627
Noncurrent deferred revenue	36,148	35,702
Noncurrent operating lease liabilities	113,035	114,541
Other noncurrent liabilities	436	360
Stockholders' equity:		
Common shares (195,880 and 198,077 shares authorized and issued; 191,777 and 191,623 shares outstanding)	19,588	17,979
Additional paid-in capital	2,125,467	2,042,472
Treasury shares (4,103 and 6,454 shares)	(330,909)	(475,095)
Retained earnings	5,263,528	4,733,517
Accumulated other comprehensive income (loss)	(65,614)	(114,533)
Total stockholders' equity	7,012,060	6,204,340
Total liabilities and stockholders' equity	$ 8,603,569	$ 7,731,170

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Fiscal Year Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Operating Activities:			
Net income	$ 1,289,636	$ 973,585	$ 1,082,200
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	132,347	118,743	103,498
Amortization	45,225	45,110	51,320
Loss (gain) on sale of property and equipment	215	(2,083)	298
Unrealized foreign currency (gains) losses	(25,541)	(5,867)	36,385
Deferred income taxes	(340,774)	(143,286)	(5,368)
Stock compensation expense	101,422	76,801	92,522
Realized losses (gains) on marketable securities	62	986	(622)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable, net of allowance for doubtful accounts	(129,120)	167,336	(19,106)
Inventories	244,506	(363,327)	(476,454)
Other current and noncurrent assets	7,887	72,185	(38,004)
Accounts payable	28,503	(131,268)	108,946
Other current and noncurrent liabilities	52,188	(71,756)	70,007
Deferred revenue	10,411	(2,379)	(7,377)
Deferred costs	(2,661)	3,591	8,288
Income taxes	(38,041)	49,888	5,894
Net cash provided by operating activities	1,376,265	788,259	1,012,427
Investing activities:			
Purchases of property and equipment	(193,524)	(244,286)	(307,645)
Proceeds from sale of property and equipment	218	2,402	35
Purchase of intangible assets	(1,504)	(1,907)	(1,942)
Purchase of marketable securities	(170,681)	(1,051,994)	(1,508,712)
Redemption of marketable securities	183,372	1,164,116	1,363,070
Acquisitions, net of cash acquired	(150,853)	(13,455)	(20,175)
Net cash used in investing activities	(332,972)	(145,124)	(475,369)
Financing activities:			
Dividends	(558,769)	(679,096)	(491,457)
Proceeds from issuance of treasury shares related to equity awards	44,063	62,221	35,733
Purchase of treasury shares related to equity awards	(22,815)	(22,730)	(30,985)
Purchase of treasury shares under share repurchase plan	(98,988)	(201,012)	—
Net cash used in financing activities	(636,509)	(840,617)	(486,709)
Effect of exchange rate changes on cash and cash equivalents	7,460	(21,449)	(10,254)
Net increase (decrease) in cash, cash equivalents, and restricted cash	414,244	(218,931)	40,095
Cash, cash equivalents, and restricted cash at beginning of year	1,279,912	1,498,843	1,458,748
Cash, cash equivalents, and restricted cash at end of year	$ 1,694,156	$ 1,279,912	$ 1,498,843

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Statements of Cash Flows (continued)
(In thousands)

	Fiscal Year Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Supplemental disclosures of cash flow information			
Cash paid during the year for income taxes	$ 302,154	$ 184,809	$ 131,040
Cash received during the year from income tax refunds	$ 12,133	$ 7,786	$ 8,264
Supplemental disclosure of non-cash investing and financing activities			
(Decrease) increase in accrued capital expenditures related to purchases of property and equipment	$ (634)	$ (4,320)	$ 9,541
Change in marketable securities related to unrealized appreciation (depreciation)	$ 45,506	$ (107,362)	$ (32,622)
Fair value of assets acquired	$ 189,341	$ 15,340	$ 20,956
Liabilities assumed	(37,436)	(1,624)	(764)
Less: cash acquired	(1,052)	(261)	(17)
Cash paid for acquisitions, net of cash acquired	$ 150,853	$ 13,455	$ 20,175

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(In thousands)

	Common Shares	Additional Paid-In Capital	Treasury Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 26, 2020	$ 17,979	$1,880,354	$ (320,016)	$3,754,372	$ 183,427	$5,516,116
Net income	—	—	—	1,082,200	—	1,082,200
Translation adjustment	—	—	—	—	(39,538)	(39,538)
Adjustment related to unrealized gains (losses) on available-for-sale securities net of income tax effects of $6,568	—	—	—	—	(26,054)	(26,054)
Comprehensive income						1,016,608
Dividends	—	—	—	(515,835)	—	(515,835)
Issuance of treasury shares related to equity awards	—	(12,154)	47,887	—	—	35,733
Stock compensation	—	92,522	—	—	—	92,522
Purchase of treasury shares related to equity awards	—	—	(30,985)	—	—	(30,985)
Balance at December 25, 2021	$ 17,979	$1,960,722	$ (303,114)	$4,320,737	$ 117,835	$6,114,159
Net income	—	—	—	973,585	—	973,585
Translation adjustment	—	—	—	—	(149,396)	(149,396)
Adjustment related to unrealized gains (losses) on available-for-sale securities net of income tax effects of $24,390	—	—	—	—	(82,972)	(82,972)
Comprehensive income						741,217
Dividends	—	—	—	(560,805)	—	(560,805)
Issuance of treasury shares related to equity awards	—	4,949	57,272	—	—	62,221
Stock compensation	—	76,801	—	—	—	76,801
Purchase of treasury shares related to equity awards	—	—	(22,730)	—	—	(22,730)
Purchase of treasury shares under share repurchase plan, including any associated excise tax	—	—	(206,523)	—	—	(206,523)
Balance at December 31, 2022	$ 17,979	$2,042,472	$ (475,095)	$4,733,517	$ (114,533)	$6,204,340
Net income	—	—	—	1,289,636	—	1,289,636
Translation adjustment	—	—	—	—	14,473	14,473
Adjustment related to unrealized gains (losses) on available-for-sale securities net of income tax effects of $11,060	—	—	—	—	34,446	34,446
Comprehensive income						1,338,555
Dividends	—	—	—	(559,036)	—	(559,036)
Issuance of treasury shares related to equity awards	—	(16,580)	60,643	—	—	44,063
Stock compensation	—	101,422	—	—	—	101,422
Purchase of treasury shares related to equity awards	—	—	(22,815)	—	—	(22,815)
Purchase of treasury shares under share repurchase plan, including any associated excise tax	—	—	(94,469)	—	—	(94,469)
Cancellation of treasury shares	(238)	—	200,827	(200,589)	—	—
Share capital currency change	1,847	(1,847)	—	—	—	—
Balance at December 30, 2023	$ 19,588	$2,125,467	$ (330,909)	$5,263,528	$ (65,614)	$7,012,060

See accompanying notes.

Garmin Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(In thousands, except share and per share information)
December 30, 2023 and December 31, 2022

1. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

Garmin Ltd. and its subsidiaries (collectively, the Company or Garmin) design, develop, manufacture, market, and distribute a diverse family of hand-held, wrist-based, portable, and fixed-mount Global Positioning System (GPS)-enabled products and other navigation, communications, information and sensor-based products and services. Garmin Corporation (GC) is primarily responsible for the manufacturing and distribution of the Company's products to the Company's subsidiaries and, to a lesser extent, new product development and sales and marketing of the Company's products in Asia and the Far East. Garmin International, Inc. (GII) is primarily responsible for sales and marketing of the Company's products in the Americas region and for most of the Company's research and new product development. GII also manufactures most of the Company's products in the aviation segment. Garmin (Europe) Ltd. (GEL) is primarily responsible for sales and marketing of the Company's products in Europe, the Middle East and Africa (EMEA). Many of GEL's sales are to other Company-owned distributors in the EMEA region.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The accompanying consolidated financial statements reflect the accounts of Garmin Ltd. and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated.

Changes in Classification and Allocation

Certain prior period amounts have been recast, reclassified, or presented to conform to current period presentation.

The Company announced an organization realignment in January 2023, which combined the consumer auto operating segment with the outdoor operating segment. As a result, the Company's operating segments, which also represent its reportable segments, are fitness, outdoor, aviation, marine, and auto OEM. Results for the 53-week and 52-week periods ended December 31, 2022 and December 25, 2021, respectively, have been recast to conform to current period presentation. This change had no effect on the Company's consolidated results of operations.

Fiscal Year

The Company's fiscal year is based on a 52-53-week period ending on the last Saturday of the calendar year. Due to the fact that there are not exactly 52 weeks in a calendar year, the Company will have a fiscal year comprising 53 weeks in certain fiscal years, as determined by when the last Saturday of the calendar year occurs.

In those resulting fiscal years that have 53 weeks, the Company will record an extra week of sales, costs, and related financial activity. Therefore, the financial results of those 53-week fiscal years, and the associated 14-week fourth quarters, will not be entirely comparable to the prior and subsequent 52-week fiscal years and the associated 13-week quarters. Fiscal year 2023 contains 52 weeks compared to 53 weeks for 2022 and 52 weeks for 2021.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency

Many Garmin Ltd. subsidiaries utilize currencies other than the United States Dollar (USD) as their functional currency. As required by Accounting Standards Codification (ASC) Topic 830, *Foreign Currency Matters*, the financial statements of these subsidiaries for all periods presented have been translated into USD, the functional currency of Garmin Ltd., and the reporting currency herein, for purposes of consolidation at rates prevailing during the year for sales, costs, and expenses and at end-of-year rates for all assets and liabilities. The effect of this translation is recorded in a separate component of stockholders' equity. Cumulative currency translation adjustments of $(11,508) and $(25,981) as of December 30, 2023 and December 31, 2022, respectively, have been included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

Transactions in foreign currencies are recorded at the approximate rate of exchange at the transaction date. Assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. The majority of the Company's consolidated foreign currency gain or loss is typically driven by the significant cash and marketable securities, receivables, and payables held in a currency other than the functional currency at a given legal entity. Net foreign currency gains recorded in results of operations were $26,434 for the year ended December 30, 2023, net foreign currency losses recorded in results of operations were $11,274 for the year ended December 31, 2022, and net foreign currency losses recorded in results of operations were $45,263 for the year ended December 25, 2021. The gain in fiscal 2023 was primarily due to the U.S. Dollar weakening against the Polish Zloty and Euro, partially offset by the U.S. Dollar strengthening against the Taiwan Dollar. The loss in fiscal 2022 was primarily due to the U.S. Dollar strengthening against the Australian Dollar, Polish Zloty, Chinese Yuan, Euro, Japanese Yen, and British Pound Sterling, partially offset by the U.S. Dollar strengthening against the Taiwan Dollar. The loss in fiscal 2021 was primarily due to the U.S. Dollar strengthening against the Euro, Polish Zloty, Japanese Yen, Swiss Franc, and Australian Dollar, while the U.S. Dollar weakened against the Taiwan Dollar.

Garmin Corporation, one of the Company's principal subsidiaries, is located in Taiwan. The Taiwan Foreign Exchange Control Statute (the Statute), and regulations thereunder, provides that all foreign exchange transactions must be executed by banks designated to handle such business by the Ministry of Finance of Taiwan and by the Central Bank of the Republic of China (Taiwan), also referred to as the CBC. Current regulations favor trade-related foreign exchange transactions, so the Statute does not impose any significant restrictions on import or export activities involving foreign currencies in Taiwan. Non-trade related currency exchanges exceeding $50 million, or its equivalent, in a calendar year require approval of the CBC.

Revenue Recognition

The Company recognizes revenue upon the transfer of control of promised products or services to the customer in an amount that depicts the consideration to which the Company expects to be entitled for the related products or services. For the large majority of the Company's sales, transfer of control occurs once product has shipped and title and risk of loss have transferred to the customer. The Company offers certain tangible products with ongoing services promised over a period of time. When such services have been identified as both capable of being distinct and separately identifiable from the related tangible product, the associated revenue allocated to such services is recognized over time. The Company generally does not offer specified or unspecified upgrade rights to its customers in connection with software sales.

The Company allocates revenue to all performance obligations associated with tangible products containing separately identifiable ongoing services based on the respective performance obligations' relative standalone selling prices (SSP), with the amounts allocated to ongoing services deferred and recognized over a period of time. These ongoing services primarily consist of the Company's contractual promises to provide personal navigation device (PND) users with map updates and server-based traffic services. In addition, the Company provides map update services (map care) over a contractual period in certain hardware and software contracts with automotive original equipment manufacturers (OEMs). The Company has determined that directly observable prices do not exist for certain map updates, map care, or server-based traffic, as stand-alone and unbundled unit sales do not occur on more than a limited basis. Therefore, the Company uses the expected cost plus a margin as the primary indicator to calculate relative SSP of certain map updates, map care, and traffic performance obligations. The revenue and associated costs allocated to map updates, map care, and server-based traffic services are deferred and recognized ratably over the contractual service period or estimated life of the products. Additionally, the Company has offered certain other products and services with ongoing performance obligations for which the associated revenue is recognized over the contractual service period (typically ranging from 1 month to 3 years), including aviation database and other service subscriptions, incremental navigation and communication service subscriptions, mobile applications, and extended warranties.

The Company records revenue net of sales tax or value-added tax and variable consideration such as trade discounts and customer returns. Payment is due typically within 90 days or less of shipment of product, or upon the grant of a given software license (as applicable). The Company records estimated reductions to revenue in the form of variable consideration for customer sales programs, returns, and incentive offerings including rebates, price protection, promotions, and other volume-based incentives. Cooperative advertising incentives payable to dealers and distributors are recorded as reductions of revenue unless the Company obtains proof of a distinct advertising service, in which case the incentive is recorded as advertising expense. The reductions to revenue are based on estimates and judgments using historical experience and expectation of future conditions, if not otherwise determinable.

Shipping and Handling Costs

Shipping and handling activities are typically performed before the customer obtains control of the good, and the related costs are expensed at the approximate time of sale. Shipping and handling costs are included in cost of goods sold in the accompanying consolidated statements of income.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense amounted to approximately $173,109, $168,040, and $171,829 for the years ended December 30, 2023, December 31, 2022, and December 25, 2021, respectively.

Software Development Costs

ASC Topic 985-20, *Software – Costs of Software to Be Sold, Leased, or Marketed*, requires companies to expense software development costs as they incur them until technological feasibility has been established, at which time those costs are capitalized until the product is available for general release to customers. The Company's capitalized software development costs are not significant, as the time elapsed from working model to release is typically short. As required by ASC Topic 730, *Research and Development*, costs incurred to enhance the Company's existing products or after the general release of the service using the product are expensed in the period they are incurred and included in research and development costs in the accompanying consolidated statements of income.

Accounting for Stock Compensation

The Company currently sponsors three employee stock compensation plans. ASC Topic 718, *Compensation – Stock Compensation*, requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors, including employee stock options and restricted stock, based on estimated fair values.

The Company estimates the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as stock compensation expense over the requisite service period in the Company's consolidated statements of income.

As stock compensation expense recognized in the accompanying consolidated statements of income is based on awards ultimately expected to vest, they have been reduced for estimated forfeitures. Accounting guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience and management's estimates.

Excess tax benefits or deficiencies from stock compensation are recognized in the income tax provision and are not estimated in the effective tax rate. Rather, they are recorded as discrete tax items in the period they occur. Excess income tax benefits from stock compensation arrangements are classified as a cash flow from operations.

Stock compensation plans are discussed in more detail in Note 10 of the Notes to Consolidated Financial Statements.

Research and Development

A majority of the Company's research and development is performed in the United States. Research and development costs, which are typically expensed as incurred, amounted to approximately $904,696, $834,927, and $778,750 for the years ended December 30, 2023, December 31, 2022, and December 25, 2021, respectively.

Preproduction Costs Related to Long-Term Supply Arrangements

Preproduction design and development costs related to long-term supply arrangements are expensed as incurred, and classified as research and development, unless the customer has provided a contractual guarantee for reimbursement of such costs. Contractually reimbursable costs are capitalized as incurred in the consolidated balance sheets within prepaid expenses and other current assets if reimbursement is expected to be received within one year, or within other noncurrent assets if expected to be received beyond one year. Such capitalized costs were approximately $19,226 and $23,510 as of December 30, 2023 and December 31, 2022, respectively.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with ASC Topic 740, *Income Taxes*. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes as measured based on the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company accounts for uncertainty in income taxes in accordance with ASC Topic 740. The Company recognizes liabilities based on its estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves not to be required, the reversal of the liabilities results in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Income taxes are discussed in more detail in Note 5 of the Notes to Consolidated Financial Statements.

Earnings Per Share

Basic earnings per share amounts are computed based on the weighted-average number of common shares outstanding. For purposes of diluted earnings per share, the number of shares that would be issued from the exercise of dilutive share-based compensation awards has been reduced by the number of shares that could have been purchased from the proceeds of the exercise or release at the average market price of the Company's shares during the period the awards were outstanding. See Note 3 of the Notes to Consolidated Financial Statements.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include cash on hand, operating accounts, money market funds, deposits readily convertible to known amounts of cash, and securities with maturities of three months or less when purchased. The carrying amount of cash and cash equivalents approximates fair value, given the short maturity of those instruments. Restricted cash is reported within other noncurrent assets on the consolidated balance sheets. See Note 7 of the Notes to Consolidated Financial Statements for additional information on restricted cash.

The total of the cash and cash equivalents balance and the restricted cash reported within other noncurrent assets on the consolidated balance sheets reconciles to the total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows.

Marketable Securities

Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date.

All of the Company's marketable securities were considered available-for-sale at December 30, 2023. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) on the Company's consolidated balance sheets. At December 30, 2023, and December 31, 2022, cumulative unrealized losses of $54,106 and $88,552, respectively, were reported in accumulated other comprehensive income (loss), net of related taxes.

The Company recognizes impairments relating to credit losses of available-for-sale securities through an allowance for credit losses and other income (expense) on the Company's consolidated statements of income. Impairment not relating to credit losses is recorded in accumulated other comprehensive income (loss) on the Company's consolidated balance sheets.

Testing for impairment of investments requires management judgment. The identification of potentially impaired investments, the determination of their fair value, and the assessment of whether any decline in value is relating to credit losses are the judgmental elements. The discovery of new information and the passage of time can change these judgments. Revisions of impairment judgments are made when new information becomes known, and any resulting impairment adjustments are made at that time. The economic environment and volatility of securities markets increase the difficulty of assessing investment impairment.

In making this assessment management evaluates the extent to which the fair value is less than the amortized cost basis, any change in credit rating of the security, adverse conditions specifically related to the security, failure of the issuer to make scheduled payments, and other relevant factors affecting the security. If it is determined that a credit loss exists, the amount of the credit loss is determined by comparing the present value of the expected future cash flows for the security to the amortized cost basis of the security, limited by the amount the fair value is less than the amortized cost basis.

The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization and realized gains/losses are recorded within interest income and other income (expense), respectively, on the Company's consolidated statements of income. The cost of securities sold is based on the specific identification method.

Marketable securities are discussed in more detail in Note 4 of the Notes to Consolidated Financial Statements.

Fair Value of Financial Instruments

As required by ASC Topic 825, *Financial Instruments*, the following summarizes required information about the fair value of certain financial instruments for which it is currently practicable to estimate such value. None of the financial instruments are held or issued for trading purposes. The carrying amounts and fair values of the Company's financial instruments are as follows:

| | December 30, 2023 | | December 31, 2022 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 1,693,452	$ 1,693,452	$ 1,279,194	$ 1,279,194
Marketable securities	$ 1,399,809	$ 1,399,809	$ 1,381,648	$ 1,381,648

For certain of the Company's financial instruments, including accounts receivable, accounts payable and other accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

Trade Accounts Receivable

The Company sells its products to retailers, dealers, distributors, OEMs, and other customers and grants credit to certain customers based on its evaluation of the customers' financial condition. Generally, the Company does not require security when trade credit is granted to customers. The Company's trade accounts receivable are carried at net realizable value, typically are collected within 90 days, and do not bear interest. Certain customers are allowed extended terms consistent with normal industry practice. Credit losses are provided for in the Company's consolidated financial statements and typically have been within management's expectations. Past due receivable balances are typically written off when internal collection efforts have been unsuccessful in collecting the amount due. The Company maintains trade credit insurance to provide some security against certain losses within policy limits.

Concentration of Credit Risk

The Company's top ten customers have contributed between 20% and 23% of net sales annually since 2021. None of the Company's customers accounted for 10% or more of consolidated net sales in the years ended December 30, 2023, and December 31, 2022. Amazon.com, Inc. and its affiliates (Amazon), a customer of the fitness, outdoor, marine, and consumer auto segments, was the Company's largest customer and accounted for approximately 10% of its consolidated net sales in the fiscal year ended December 25, 2021. No other customer accounted for 10% or more of Garmin's consolidated net sales in fiscal 2021.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost includes materials, labor, and manufacturing overhead associated with purchases and production and is determined on a first-in, first-out (FIFO) basis. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Inventories consisted of the following:

	December 30, 2023	December 31, 2022
Raw materials	$ 493,493	$ 600,858
Work-in-process	160,919	180,873
Finished goods	691,543	733,314
Inventories	$ 1,345,955	$ 1,515,045

Deferred Revenues and Costs

At December 30, 2023 and December 31, 2022, the Company had deferred revenues totaling $137,337 and $126,794, respectively, and related deferred costs totaling $27,373 and $24,693, respectively.

Deferred revenue consists primarily of the transaction price allocated to performance obligations that are recognized over a period of time basis as discussed in the *Revenue Recognition* portion of this footnote. Billings associated with such items are typically completed upon the transfer of control of promised products or services to the customer and recorded to accounts receivable until payment is received. Deferred costs primarily refer to the license fees incurred by the Company associated with the aforementioned unsatisfied performance obligations, which are amortized over the same period as the revenue is recognized. The Company typically pays the associated license fees either monthly or quarterly in arrears, on a per item shipped or delivered basis.

The Company applies a practical expedient, as permitted within ASC Topic 340, *Other Assets and Deferred Costs*, to expense as incurred the incremental costs to obtain a contract when the amortization period of the asset that would have otherwise been recognized is one year or less.

Property and Equipment

Property and equipment is recorded at cost and typically depreciated using the straight-line method. The components of property and equipment were as follows and are generally depreciated over the following estimated useful lives:

	Estimated Useful Life	December 30, 2023	December 31, 2022
Land		$ 201,287	$ 193,861
Building and improvements	15 to 50 years	934,837	856,722
Machinery, equipment and software	3 to 10 years	1,118,561	1,001,344
Total, at cost		2,254,685	2,051,927
Accumulated depreciation		(1,030,588)	(904,922)
Property and equipment, net		$ 1,224,097	$ 1,147,005

As required by ASC Topic 360, *Property, Plant and Equipment*, the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be fully recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. That assessment is based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The Company did not recognize any material long-lived asset impairment charges in the fiscal years of 2023, 2022, or 2021.

Goodwill and Other Intangible Assets

The Company's excess purchase cost over fair value of net assets acquired (goodwill) was $608,474 at December 30, 2023, and $567,994 at December 31, 2022. Each of the Company's operating segments (fitness, outdoor, aviation, marine, and auto OEM) represents a distinct reporting unit. The Company allocates goodwill to reporting units in proportion to the expected benefit from each business combination. Changes in the carrying amount of goodwill for the years ended December 30, 2023 and December 31, 2022 are as follows:

	Fitness	Outdoor	Aviation	Marine	Auto OEM	Total
Goodwill balance as of December 25, 2021	$ 255,872	$ 178,955	$ 60,347	$ 79,906	$ —	$ 575,080
Acquisitions	—	2,518	—	7,340	—	9,858
Foreign currency translation and other adjustments	(11,570)	(3,129)	—	(2,245)	—	(16,944)
Goodwill balance as of December 31, 2022	$ 244,302	$ 178,344	$ 60,347	$ 85,001	$ —	$ 567,994
Acquisitions	—	—	—	32,014	—	32,014
Foreign currency translation and other adjustments	6,078	1,400	—	988	—	8,466
Goodwill balance as of December 30, 2023	$ 250,380	$ 179,744	$ 60,347	$ 118,003	$ —	$ 608,474

ASC Topic 350, *Intangibles – Goodwill and Other*, requires that goodwill and intangible assets with indefinite useful lives should not be amortized but rather be assessed for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. The Company performs its annual impairment assessments of goodwill and indefinite-lived intangible assets, if any, in the fourth quarter of each year, as of the Company's fiscal year end date, and between annual tests if an event occurs or circumstances change that would indicate it is more likely than not that they may be impaired.

ASC Topic 350 allows management to first perform a qualitative goodwill assessment by assessing the qualitative factors of relevant events and circumstances at the reporting unit level to determine if it is necessary to perform the quantitative goodwill impairment test. If factors indicate that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then the quantitative test will be performed. If the fair value of the reporting unit is less than the carrying amount, then a goodwill impairment charge will be recognized in the amount by which carrying amount exceeds fair value, limited to the total amount of goodwill allocated to that reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, and assignment of goodwill to reporting units. If a quantitative impairment test is performed, the fair value of each reporting unit is estimated through the use of a discounted cash flow methodology, which also requires judgment and assumptions, including discount rate, projected future revenues, projected future operating margins, and terminal growth rates. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results, market conditions, and other factors.

Management concluded that no goodwill associated with any reporting unit is currently at risk of impairment based on quantitative assessments performed in 2023. The Company did not recognize any material goodwill or intangible asset impairment charges in fiscal years 2023, 2022, or 2021.

At December 30, 2023, and December 31, 2022, the Company had intellectual property, customer related intangibles, and other identifiable finite-lived intangible assets recorded at a cost of $553,163 and $511,716, respectively. Identifiable, finite-lived intangible assets are amortized over their estimated useful lives on a straight-line basis typically over three to twelve years. Accumulated amortization was $366,560 and $333,256 at December 30, 2023 and December 31, 2022, respectively. Amortization expense on these intangible assets was $30,513, $30,561, and $35,540 for the years ended December 30, 2023, December 31, 2022, and December 25, 2021, respectively. In the next five years, the amortization expense is estimated to be $30,839, $27,629, $24,425, $20,578, and $15,496, respectively. The Company also reviews finite-lived intangible assets for impairment in accordance with ASC Topic 360, as described above, whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be fully recoverable.

Leases

The Company leases certain real estate properties, vehicles, and equipment in various countries around the world. Leased properties are typically used for office space, distribution, and retail. The Company's leases are classified as operating leases with remaining terms of 1 to 30 years, some of which include an option to extend or renew. If the exercise of an option to extend or renew is determined to be reasonably certain, the associated right-of-use asset and lease liability reflects the extended period and payments. For newly signed leases, the right-of-use asset and lease liability is recognized on lease commencement date. Variable lease costs, such as adjustments to payments based on consumer price indices, are excluded in the recognition of right-of-use assets and lease liabilities. For all real estate leases, any non-lease components, including common area maintenance, have been separated from lease components and excluded from the associated right-of-use asset and lease liability calculations. For all equipment and vehicle leases, an accounting policy election has been made to not separate lease and non-lease components.

Leases with an initial term of 12 months or less ("short-term leases") are not recognized on the Company's consolidated balance sheets as a right-of-use asset or lease liability.

Product Warranty

The Company accrues for estimated future warranty costs at the time products are sold. The Company's standard warranty obligation to retail partners generally provides for a right of return of any product for a full refund in the event that such product is not merchantable, is damaged, or is defective. The Company's standard warranty obligation to its end-users provides for a period of one to two years from date of shipment while certain aviation, marine, and auto OEM products have a warranty period of two years or more from the date of installation. The Company's estimates of costs to service its warranty obligations are based on historical experience and management's expectations and judgments of future conditions, with most claims resolved within a year of the sale. To the extent the Company experiences increased warranty claim activity or increased costs associated with servicing those claims, its warranty accrual will increase, which may result in decreased gross profit. The following reconciliation presents details of the changes in the Company's accrued warranty costs:

	Fiscal Year Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Balance - beginning of period	$ 50,952	$ 45,467	$ 42,643
Accrual for products sold [1]	79,637	72,821	69,810
Expenditures	(74,851)	(67,336)	(66,986)
Balance - end of period	$ 55,738	$ 50,952	$ 45,467

[1] Changes in cost estimates related to pre-existing warranties were not material and aggregated with accruals for new warranty contracts in the 'accrual for products sold' line.

Contingencies

In the normal course of business, the Company and its subsidiaries are parties to various legal claims, investigations and complaints, including matters alleging patent infringement and other intellectual property claims. The Company evaluates, on a quarterly and annual basis, developments in legal proceedings, investigations, claims, and other loss contingencies that could affect any required accrual or disclosure or estimate of reasonably possible loss or range of loss. An estimated loss from a loss contingency is accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. If a range of loss is estimated, and some amount within that range appears to be a better estimate than any other amount within that range, then that amount is accrued. If no amount within the range can be identified as a better estimate than any other amount, the Company accrues the minimum amount in the range.

If an outcome unfavorable to the Company is determined to be probable, but the amount of loss cannot be reasonably estimated or is determined to be reasonably possible, but not probable, the Company discloses the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. The Company's aggregate range of reasonably possible losses includes (1) matters where a liability has been accrued and there is a reasonably possible loss in excess of the amount accrued for that liability, and (2) matters where a loss is believed to be reasonably possible, but not probable, and a liability therefore has not been accrued. This aggregate range only represents the Company's estimate of reasonably possible losses and does not represent the Company's maximum loss exposure. The assessment regarding whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involves a series of complex judgments about future events. In assessing the probability of an outcome in a lawsuit, claim or assessment that could be unfavorable to the Company, the Company considers the following factors, among others: (a) the nature of the litigation, claim, or assessment; (b) the progress of the case; (c) the opinions or views of legal counsel and other advisers; (d) the Company's experience in similar cases; (e) the experience of other entities in similar cases; and (f) how the Company intends to respond to the lawsuit, claim, or assessment. Costs incurred in defending lawsuits, claims or assessments are expensed as incurred.

See Note 7 of the Notes to Consolidated Financial Statements for additional information on contingencies.

Recently Adopted Accounting Standards

There are no recently adopted accounting standards that have a material impact on the Company's consolidated financial statements, accounting policies, processes, or systems.

Recently Issued Accounting Pronouncements Not Yet Adopted

Income Taxes

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09") to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact that the updated standard will have on its financial statement disclosures.

Segment Reporting

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact that the updated standard will have on its financial statement disclosures.

2. Revenue

In order to further depict how the nature, amount, timing and uncertainty of the Company's revenue and cash flows are affected by economic factors, the Company disaggregates revenue (or "net sales") by geographic region, major product category, and pattern of recognition.

Disaggregated revenue by geographic region (Americas, APAC, and EMEA) is presented in Note 11 – Segment Information and Geographic Data. Note 11 also contains disaggregated revenue information of the five major product categories identified by the Company – fitness, outdoor, aviation, marine, and auto OEM.

A large majority of the Company's sales are recognized on a point in time basis, usually once the product is shipped and title and risk of loss have transferred to the customer. Sales recognized over a period of time are primarily within the outdoor, aviation, and auto OEM segments and relate to performance obligations that are satisfied over the estimated life of the product or contractual service period. Revenue disaggregated by the timing of transfer of the goods or services is presented in the table below:

	Fiscal Year Ended		
	December 30, 2023	December 31, 2022	December 25, 2021
Point in time	$ 4,938,479	$ 4,602,636	$ 4,762,260
Over time	289,773	257,650	220,535
Net sales	$ 5,228,252	$ 4,860,286	$ 4,982,795

Transaction price and costs associated with the Company's unsatisfied performance obligations are reflected as deferred revenue and deferred costs, respectively, on the Company's consolidated balance sheets. Such amounts are recognized ratably over the applicable service period or estimated useful life. Changes in deferred revenue and costs during the 52-week period ending December 30, 2023 and 53-week period ending December 31, 2022, are presented below:

| | Fiscal Year Ended | | | |
| | December 30, 2023 | | December 31, 2022 | |
	Deferred Revenue [1]	Deferred Costs [2]	Deferred Revenue [1]	Deferred Costs [2]
Balance, beginning of period	$ 126,794	$ 24,693	$ 129,272	$ 28,322
Deferrals in period	300,316	24,286	255,172	17,169
Recognition of deferrals in period	(289,773)	(21,606)	(257,650)	(20,798)
Balance, end of period	$ 137,337	$ 27,373	$ 126,794	$ 24,693

[1] Deferred revenue is comprised of both deferred revenue and noncurrent deferred revenue per the consolidated balance sheets.
[2] Deferred costs are comprised of both deferred costs and noncurrent deferred costs per the consolidated balance sheets.

Of the $289,773 of deferred revenue recognized in the 52-weeks ended December 30, 2023, $87,131 was deferred as of the beginning of the period. Of the $257,650 of deferred revenue recognized in the 53-weeks ended December 31, 2022, $84,227 was deferred as of the beginning of the period. Of the $137,337 of deferred revenue as of December 30, 2023, the Company expects to recognize approximately eighty-five percent ratably over a total period of three years or less.

3. Earnings Per Share

The following table sets forth the computation of basic and diluted net income per share. Stock options, stock appreciation rights, and restricted stock units are collectively referred to as "equity awards".

| | Fiscal Year Ended | | |
	December 30, 2023	December 31, 2022	December 25, 2021
Numerator:			
Numerator for basic and diluted net income per share - net income	$ 1,289,636	$ 973,585	$ 1,082,200
Denominator (in thousands):			
Denominator for basic net income per share – weighted-average common shares	191,397	192,544	192,180
Effect of dilutive equity awards	661	498	863
Denominator for diluted net income per share – adjusted weighted-average common shares	192,058	193,042	193,043
Basic net income per share	$ 6.74	$ 5.06	$ 5.63
Diluted net income per share	$ 6.71	$ 5.04	$ 5.61
Shares excluded from diluted net income per share calculation: Anti-dilutive equity awards (in thousands)	-	625	235

4. Marketable Securities

ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The accounting guidance classifies the inputs used to measure fair value into the following hierarchy:

Level 1   Unadjusted quoted prices in active markets for the identical asset or liability

Level 2   Observable inputs for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3   Unobservable inputs for the asset or liability

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Valuation is based on prices obtained from an independent pricing vendor using both market and income approaches. The primary inputs to the valuation include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, and credit spreads.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Marketable securities classified as available-for-sale securities are summarized below:

	Fair Value Level	Available-For-Sale Securities as of December 30, 2023			
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	Level 2	$ 2,971	$ 1	$ —	$ 2,972
Agency securities	Level 2	23,692	32	(585)	23,139
Mortgage-backed securities	Level 2	38,743	—	(4,731)	34,012
Corporate debt securities	Level 2	1,104,834	1,680	(46,073)	1,060,441
Municipal securities	Level 2	294,240	98	(18,430)	275,908
Other	Level 2	3,760	—	(423)	3,337
Total		**$1,468,240**	**$ 1,811**	**$ (70,242)**	**$1,399,809**

	Fair Value Level	Available-For-Sale Securities as of December 31, 2022			
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	Level 2	$ —	$ —	$ —	$ —
Agency securities	Level 2	7,000	—	(786)	6,214
Mortgage-backed securities	Level 2	45,373	—	(4,525)	40,848
Corporate debt securities	Level 2	1,106,688	188	(77,802)	1,029,074
Municipal securities	Level 2	326,058	3	(28,861)	297,200
Other	Level 2	10,466	—	(2,154)	8,312
Total		**$1,495,585**	**$ 191**	**$ (114,128)**	**$1,381,648**

The primary objectives of the Company's investment policy are to preserve capital, maintain an acceptable degree of liquidity, and maximize yield within the constraint of low credit risk. The fair value of securities varies from period to period due to changes in interest rates, the performance of the underlying collateral, and the credit performance of the underlying issuer, among other factors.

Accrued interest receivable, which totaled $11,716 as of December 30, 2023, is excluded from both the fair value and amortized cost basis of available-for-sale securities and is included within prepaid expenses and other current assets on the Company's consolidated balance sheets. The Company writes off impaired accrued interest on a timely basis, generally within 30 days of the due date, by reversing interest income. No accrued interest was written off during the 52-week period ended December 30, 2023.

The Company recognizes impairments relating to credit losses of available-for-sale securities through an allowance for credit losses and other income (expense) on the Company's consolidated statements of income. Impairment not relating to credit losses is recorded in accumulated other comprehensive income (loss) on the Company's consolidated balance sheets. The cost of securities sold is based on the specific identification method. Approximately 92% of securities in the Company's portfolio were at an unrealized loss position at December 30, 2023.

The following tables display additional information regarding gross unrealized losses and fair value by major security type for available-for-sale securities in an unrealized loss position as of December 30, 2023 and December 31, 2022.

	As of December 30, 2023					
	Less than 12 Consecutive Months		12 Consecutive Months or Longer		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$ —	$ —	$ —	$ —	$ —	$ —
Agency securities	(31)	10,923	(554)	6,446	(585)	17,369
Mortgage-backed securities	—	—	(4,731)	34,012	(4,731)	34,012
Corporate debt securities	(702)	64,637	(45,371)	889,785	(46,073)	954,422
Municipal securities	(32)	2,654	(18,398)	261,651	(18,430)	264,305
Other	—	—	(423)	3,337	(423)	3,337
Total	$ (765)	$ 78,214	$ (69,477)	$ 1,195,231	$ (70,242)	$ 1,273,445

	As of December 31, 2022					
	Less than 12 Consecutive Months		12 Consecutive Months or Longer		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$ —	$ —	$ —	$ —	$ —	$ —
Agency securities	—	—	(786)	6,214	(786)	6,214
Mortgage-backed securities	(1,900)	23,229	(2,625)	17,619	(4,525)	40,848
Corporate debt securities	(26,680)	508,956	(51,122)	498,834	(77,802)	1,007,790
Municipal securities	(2,136)	69,017	(26,725)	225,679	(28,861)	294,696
Other	—	—	(2,154)	8,067	(2,154)	8,067
Total	$ (30,716)	$ 601,202	$ (83,412)	$ 756,413	$ (114,128)	$ 1,357,615

As of December 30, 2023 and December 31, 2022, the Company had not recognized an allowance for credit losses on any securities in an unrealized loss position.

The Company has not recorded an allowance for credit losses and charge to other income for the unrealized losses on agency, mortgage-backed, corporate debt, municipal, and other securities presented above because the Company does not consider the declines in fair value to have resulted from credit losses. The Company has not observed a significant deterioration in credit quality of these securities, which are highly rated with moderate to low credit risk. Declines in value are largely attributable to current global economic conditions. The securities continue to make timely principal and interest payments, and the fair values are expected to recover as they approach maturity. The Company does not intend to sell the securities, and it is not more likely than not that the Company will be required to sell the securities, before the respective recoveries of their amortized cost bases, which may be maturity.

The amortized cost and fair value of marketable securities at December 30, 2023, by maturity, are shown below.

	Amortized Cost		Fair Value	
Due in one year or less	$	279,137	$	274,618
Due after one year through five years		1,170,760		1,109,093
Due after five years through ten years		10,067		9,187
Due after ten years		8,276		6,911
Total	$	1,468,240	$	1,399,809

5. Income Taxes

The Company's income tax provision (benefit) consists of the following:

	Fiscal Year Ended					
	December 30, 2023		December 31, 2022		December 25, 2021	
U.S. federal:						
Current	$	25,985	$	45,639	$	(13,096)
Deferred		(122,291)		(149,734)		(42,625)
	$	(96,306)	$	(104,095)	$	(55,721)
U.S. state:						
Current	$	6,755	$	12,870	$	(5,876)
Deferred		(26,602)		(29,160)		(8,132)
	$	(19,847)	$	(16,290)	$	(14,008)
Foreign:						
Current	$	217,706	$	175,335	$	149,012
Deferred		(190,833)		36,439		45,313
	$	26,873	$	211,774	$	194,325
Total	$	(89,280)	$	91,389	$	124,596

The income tax provision differs from the amount computed by applying the U.S. statutory federal income tax rate to income before taxes. The sources and tax effects of the differences, including the impact of establishing tax contingency accruals, are as follows:

	Fiscal Year Ended					
	December 30, 2023		December 31, 2022		December 25, 2021	
Federal income tax expense at U.S. statutory rate	$	252,095	$	223,658	$	253,429
State income tax (benefit) expense, net of federal tax effect		(23,045)		(21,064)		(12,198)
Foreign-derived intangible income (FDII) deduction		(6,432)		(12,343)		—
Foreign tax rate differential		(129,733)		(114,599)		(117,586)
Other foreign taxes, net of incentives and credits		18,351		24,273		29,240
Withholding tax		24,497		27,041		22,992
Net change in uncertain tax positions		(13,157)		(14,381)		(17,087)
U.S. federal research and development credit		(31,849)		(29,384)		(22,764)
Stock-based compensation		(851)		30		(6,362)
Switzerland deferred tax assets		(181,410)		7,168		(177)
Other, net		2,254		990		(4,891)
Income tax expense	$	(89,280)	$	91,389	$	124,596

The Company recorded income tax benefit of $89,280 in the year ended December 30, 2023, representing an effective tax rate of approximately (7%), which included income tax benefit of $181,410 recognized by the Company in the fourth quarter of 2023 related to the revaluation of Switzerland deferred tax assets due to an increase in the Schaffhausen cantonal tax rate and income tax benefit of $12,116 recognized in the fourth quarter of 2023 related to Auto OEM manufacturing tax incentives in Poland. The Company recorded income tax expense of $91,389 in the year ended December 31, 2022, representing an effective tax rate of approximately 9%, which included income tax expense of $7,168 recognized by the Company in the fourth quarter of 2022 related to the revaluation of Switzerland deferred tax assets. The Company recorded income tax expense of $124,596 in the year ended December 25, 2021.

The Company's statutory federal and cantonal income tax rate in Switzerland, the Company's place of incorporation, was approximately 14% in fiscal years 2023, 2022, and 2021. If the Company reconciled taxes at the Swiss holding company federal statutory tax rate to the reported income tax expense for 2023 as presented above, the amounts related to tax at the statutory rate would be approximately $86,000 lower, or $166,000, and the foreign tax rate differential would be adjusted by a similar amount to approximately $38,000. For 2022, the amounts related to tax at the statutory rate would be approximately $77,000 lower, or $147,000, and the foreign tax rate differential would be adjusted by a similar amount to approximately $33,000. For 2021, the amounts related to tax at the statutory rate would be approximately $84,000 lower, or $169,000, and the foreign tax rate differential would be adjusted by a similar amount to approximately $28,000. All other amounts would remain substantially unchanged.

The Company's income before income taxes attributable to non-U.S. operations was $1,406,916, $1,287,794, and $1,227,666, for the years ended December 30, 2023, December 31, 2022, and December 25, 2021, respectively.

Income taxes of $42,015, $45,459, and $50,127 at December 30, 2023, December 31, 2022, and December 25, 2021, respectively, have not been accrued by the Company for the unremitted earnings of several of its foreign subsidiaries because such earnings are intended to be reinvested in the subsidiaries indefinitely.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 30, 2023	December 31, 2022
Deferred tax assets:		
Capitalized research & development expenses	$ 385,916	$ 231,429
Intangible assets	321,500	156,702
Tax credit carryforwards	33,527	19,950
Operating leases	27,987	30,310
Tax basis in excess of book basis for investments	18,939	27,227
Deferred revenue	17,815	18,327
Net operating losses	16,066	4,955
Accrued paid time off	15,591	14,986
Product warranty accruals	12,631	12,111
Stock-based compensation	10,880	8,667
Other	25,231	18,259
Valuation allowance related to loss carryforward and tax credits	(12,870)	(17,077)
	$ 873,213	$ 525,846
Deferred tax liabilities:		
Withholding tax	107,352	108,692
Property and equipment	68,557	40,526
Operating leases	27,432	29,756
Book basis in excess of tax basis for acquired entities	18,596	21,970
Prepaid and perpetual license assets	10,051	11,798
Other	1,272	1,998
	$ 233,260	$ 214,740
Net deferred tax assets	$ 639,953	$ 311,106

Deferred taxes related to intangible assets increased by $164,798 as of December 30, 2023 as compared to December 31, 2022, primarily related to the revaluation of Switzerland deferred tax assets recognized in the fourth quarter of 2023. Deferred tax assets related to capitalized research and development expenses increased by $154,487 as of December 30, 2023 as compared to December 31, 2022, primarily related to the 2017 United States Tax Cuts and Jobs Act, which included provisions that became effective during 2022 tax year that require the Company to capitalize certain research and development costs and amortize those capitalized costs on its U.S. tax returns over a period of five or fifteen years, depending on where the associated costs were incurred.

At December 30, 2023, the Company had $33,527 of tax credit carryover compared to $19,950 at December 31, 2022. At December 30, 2023, the Company had a deferred tax asset of $16,066 related to the future tax benefit of net operating loss (NOL) carryforwards of $55,524. Included in the NOL carryforwards is $8,319 that relates to various jurisdictions and expires in periods ranging from 2025 through 2037 and $47,205 that relates to various other jurisdictions and has no expiration date. The Company has recorded a valuation allowance for a portion of its deferred tax asset relating to various tax attributes that management does not believe are more likely than not to be realized. In the future, if the Company determines, based on existence of sufficient evidence, that it should realize more or less of its deferred tax assets, an adjustment to the valuation allowance will be made in the period such a determination is made.

The total amount of gross unrecognized tax benefits as of December 30, 2023 was $13,571. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for years ended December 30, 2023, December 31, 2022, and December 25, 2021 is as follows:

	December 30, 2023	December 31, 2022	December 25, 2021
Balance beginning of year	$ 30,795	$ 65,216	$ 84,985
Additions based on tax positions related to prior years	—	—	—
Reductions based on tax positions related to prior years	(3,450)	(6,363)	(4,727)
Additions based on tax positions related to current period	450	2,368	4,272
Reductions related to settlements with tax authorities	—	(15,476)	—
Expiration of statute of limitations	(14,224)	(14,950)	(19,314)
Balance at end of year	$ 13,571	$ 30,795	$ 65,216

Accounting guidance requires unrecognized tax benefits to be classified as noncurrent liabilities, except for the portion that is expected to be paid within one year of the balance sheet date. The balance of net unrecognized benefits of $12,824, $29,159, and $54,443 are classified as noncurrent at December 30, 2023, December 31, 2022, and December 25, 2021, respectively. The net unrecognized tax benefits, if recognized, would reduce the effective tax rate. None of the unrecognized tax benefits are due to uncertainty in the timing of deductibility.

Interest and penalties, if any, accrued on the unrecognized tax benefits are reflected in income tax expense. At December 30, 2023, December 31, 2022, and December 25, 2021, the Company had accrued approximately $2,127, $2,751, and $4,255, respectively, for interest. The interest component of the reserve decreased income tax expense for the years ending December 30, 2023, December 31, 2022, and December 25, 2021 by $624, $1,474, and $1,441, respectively. The Company did not have significant amounts accrued for penalties for the years ending December 30, 2023, December 31, 2022, and December 25, 2021.

The Company files income tax returns in Switzerland, Taiwan, United Kingdom, U.S. federal jurisdiction, as well as various states, local, and other foreign jurisdictions. In its major tax jurisdictions, Switzerland, Taiwan, United Kingdom, and U.S. federal and various states, the Company is no longer subject to income tax examinations by tax authorities, with few exceptions, for years prior to 2019, 2018, 2021, and 2020, respectively.

The Company recognized a reduction of income tax expense, inclusive of interest and net of deferrals, of $11,473, $12,749, and $22,221 in fiscal years ended December 30, 2023, December 31, 2022, and December 25, 2021, respectively, to reflect the expiration of statutes of limitations and releases due to audit settlement in various jurisdictions.

The Company believes that it is reasonably possible that approximately $3,000 to $7,000 of its reserves for certain unrecognized tax benefits will decrease within the next 12 months as the result of the expiration of statutes of limitations. This potential decrease in unrecognized tax benefits would impact the Company's effective tax rate within the next 12 months.

6. Leases

The following table represents lease costs recognized in the Company's consolidated statements of income for the 52-weeks ended December 30, 2023. Lease costs are included in selling, general and administrative expense and research and development expense on the Company's consolidated statements of income.

	Fiscal Year Ended	
	December 30, 2023	December 31, 2022
Operating lease cost [1]	$ 47,331	$ 40,679

[1] Operating lease cost includes short-term lease costs and variable lease costs, which were not material in the period presented.

The following table represents the components of leases that are recognized on the Company's consolidated balance sheets as of December 30, 2023 and December 31, 2022.

	December 30, 2023	December 31, 2022
Operating lease right-of-use assets	$ 143,724	$ 138,040
Other accrued expenses	$ 27,776	$ 25,149
Noncurrent operating lease liabilities	113,035	114,541
Total lease liabilities	$ 140,811	$ 139,690
Weighted average remaining lease term	6.6 years	7.3 years
Weighted average discount rate	3.8%	3.3%

The following table represents the maturity of lease liabilities.

Year	Amount
2024	$ 34,693
2025	28,830
2026	21,772
2027	17,167
2028	15,513
Thereafter	45,301
Total	**163,276**
Less: imputed interest	(22,465)
Present value of lease liabilities	**140,811**

The following table presents supplemental cash flow and noncash information related to leases.

	Fiscal Year Ended	
	December 30, 2023	December 31, 2022
Cash paid for amounts included in the measurement of operating lease liabilities [1]	$ 34,602	$ 28,714
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 18,520	$ 68,188

[1] Included in net cash provided by operating activities on the Company's statements of cash flows

7. Commitments and Contingencies

Commitments

The Company is party to certain commitments that require the future purchase of goods or services ("unconditional purchase obligations"). The Company's unconditional purchase obligations primarily consist of payments for inventory, capital expenditures, and other indirect purchases in connection with conducting the business. The aggregate amount of purchase orders and other commitments open as of December 30, 2023 that may represent noncancellable unconditional purchase obligations having a remaining term in excess of one year was approximately $274,000.

Certain cash balances are held as collateral in relation to bank guarantees. The total amount of restricted cash was $704 and $718 on December 30, 2023 and December 31, 2022, respectively.

Contingencies

Management of the Company currently does not believe it is reasonably possible that the Company may have incurred a material loss, or a material loss in excess of recorded accruals, with respect to loss contingencies in the aggregate, for the fiscal year ended December 30, 2023. The results of legal proceedings, investigations and claims, however, cannot be predicted with certainty. An adverse resolution of one or more of such matters in excess of management's expectations could have a material adverse effect in the particular quarter or fiscal year in which a loss is recorded, but based on information currently known, the Company does not believe it is likely that losses from such matters would have a material adverse effect on the Company's business or its consolidated financial position, results of operations or cash flows.

The Company settled or resolved certain legal matters during the fiscal years ended December 30, 2023, December 31, 2022, and December 25, 2021 that did not individually or in the aggregate have a material impact on the Company's business or its consolidated financial position, results of operations or cash flows.

8. Stockholders' Equity

Dividends

Under Swiss corporate law, dividends must be approved by shareholders at the annual general meeting of the Company's shareholders. Approved dividends are subject to possible adjustment based on the total amount of the dividend in Swiss Francs as approved at the annual meeting, and are payable in four equal installments on dates determined by the Board of Directors. A reduction of retained earnings and a corresponding liability are recorded at the time of shareholders' approval and are periodically adjusted based on the number of applicable shares outstanding.

The Company's shareholders approved the following dividends:

Declaration Date	Dividend Date	Record Date	Dividend Per Share		Payment Amount	
Fiscal 2023						
June 9, 2023	June 30, 2023	June 20, 2023	$	0.73	$	139,595
June 9, 2023	September 29, 2023	September 15, 2023	$	0.73	$	139,724
June 9, 2023	December 29, 2023	December 15, 2023	$	0.73	$	139,603
June 9, 2023	March 29, 2024	March 15, 2024	$	0.73	$	139,997
Total			$	**2.92**	$	**558,919**
Fiscal 2022						
June 10, 2022	June 30, 2022	June 20, 2022	$	0.73	$	140,825
June 10, 2022	September 30, 2022	September 15, 2022	$	0.73	$	140,413
June 10, 2022	December 30, 2022	December 15, 2022	$	0.73	$	139,610
June 10, 2022	March 31, 2023	March 15, 2023	$	0.73	$	139,847
Total			$	**2.92**	$	**560,695**
Fiscal 2021						
June 4, 2021	June 30, 2021	June 15, 2021	$	0.67	$	128,741
June 4, 2021	September 30, 2021	September 15, 2021	$	0.67	$	128,856
June 4, 2021	December 31, 2021	December 15, 2021	$	0.67	$	128,856
June 4, 2021	March 31, 2022	March 15, 2022	$	0.67	$	129,394
Total			$	**2.68**	$	**515,846**

The estimated payment amount for the dividend scheduled to be paid on March 29, 2024 was included in dividend payable on the Company's consolidated balance sheets as of December 30, 2023. Approximately $61,129 of retained earnings was indefinitely restricted from distribution to shareholders pursuant to the laws of Taiwan as of December 30, 2023 and December 31, 2022.

Share Repurchase Program

On April 22, 2022, the Board of Directors approved a share repurchase program (the "2022 Program") authorizing the Company to repurchase up to $300,000 of the common shares of Garmin Ltd., exclusive of the cost of any associated excise tax. As of December 30, 2023, the Company had repurchased 3,176,453 shares for $300,000, leaving $0 available to repurchase additional shares under the 2022 Program when the share repurchase authorization expired on December 29, 2023. Cash paid for purchases of the Company's shares during fiscal 2023 was $98,988.

On February 16, 2024, the Board of Directors approved a share repurchase program (the "2024 Program") authorizing the Company to repurchase up to $300,000 of the common shares of Garmin Ltd., exclusive of the cost of any associated excise tax. The timing and volume of share repurchases are subject to market conditions, business conditions and applicable laws, and are at management's discretion. Share repurchases may be made from time to time in the open market or in privately negotiated transactions, including under plans complying with the provisions of Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The 2024 Program does not require the purchase of any minimum number of shares and may be suspended or discontinued at any time. The share repurchase authorization expires on December 26, 2026.

Share Capital

In the second quarter of 2023, the share capital currency of the Company was changed from the Swiss Franc (CHF) to the U.S. Dollar (USD), as approved by shareholders at the Company's 2023 Annual General Meeting. This aligns the share capital currency with the financial statement presentation currency of the Company. The Company's nominal par value per share of CHF 0.10 was slightly reduced to USD $0.10, the impact of which is reflected in share capital, captioned as common shares on the Company's consolidated balance sheets. Total stockholders' equity reported for the Company was not affected by this change. The Company's common shares had a par value of USD $0.10 and CHF 0.10 per share as of December 30, 2023 and December 31, 2022, respectively.

Treasury Shares

In June 2023, the Company's shareholders approved the cancellation of 2,196,990 shares previously purchased under its share repurchase program. The capital reduction by cancellation of these shares became effective in June 2023. Total stockholders' equity reported for the Company was not affected.

9. Accumulated Other Comprehensive Income (Loss)

The following provides required disclosure of changes in accumulated other comprehensive income (loss) balances by component for the year ended December 30, 2023:

	Foreign currency translation adjustment	Net gains (losses) on available-for-sale securities	Total
Balance - beginning of period	$ (25,981)	$ (88,552)	$ (114,533)
Other comprehensive income (loss) before reclassification, net of income tax expense of $11,046	14,473	34,398	48,871
Amounts reclassified from accumulated other comprehensive income (loss) to other income (expense), net of income tax benefit of $14 included in income tax provision	—	48	48
Net current-period other comprehensive income (loss)	14,473	34,446	48,919
Balance - end of period	$ (11,508)	$ (54,106)	$ (65,614)

10. Employee Stock Compensation and Savings Plans

Stock Compensation

The various Company stock compensation plans are summarized below. For all stock compensation plans, the Company's policy is to issue treasury shares for option/stock appreciation right (SAR) exercises, restricted stock unit (RSU) releases, and employee stock purchase plan (ESPP) purchases.

2011 Non-employee Directors' Equity Incentive Plan

In June 2011, the shareholders adopted an equity incentive plan for non-employee directors (the "2011 Directors Plan") providing for grants of stock options, SARs, RSUs and/or performance shares, pursuant to which up to 122,592 shares were made available for issuance. In June 2023, the shareholders approved an increase to the number of shares authorized to 150,000. The term of each award cannot exceed ten years. Awards are subject to a minimum one-year vesting period. In 2023, 2022, and 2021, there were 6,004, 6,008, and 4,180 RSUs granted under this plan, respectively. At December 30, 2023, approximately 33,400 shares were available for future issuance under the 2011 Directors Plan.

2005 Equity Incentive Plan

In June 2005, the shareholders adopted an equity incentive plan (the "2005 Plan") providing for grants of incentive and nonqualified stock options, SARs, RSUs and/or performance shares to employees of the Company and its subsidiaries, pursuant to which up to 10,000,000 common shares were made available for issuance. In 2013, the shareholders approved an increase of an additional 3,000,000 shares to the 2005 Plan, making the total shares authorized under the plan 13,000,000. Option and SAR grants vest evenly over a period of five years or as otherwise determined by the Board of Directors or the Compensation Committee and generally expire ten years from the date of grant, if not exercised. RSUs vest evenly over a period of three years. In addition to time-based vesting requirements, the vesting of certain RSU grants is also contingent upon the Company's achievement of certain financial performance goals. During 2023, 2022, and 2021, there were 1,047,934, 1,185,707, and 866,614 RSUs granted under the 2005 Plan, respectively. No stock options or SARs were granted under the 2005 Plan in 2023, 2022, or 2021. At December 30, 2023, approximately 1,171,977 shares were available for future issuance under the 2005 Plan.

2000 Equity Incentive Plan

In October 2000, the shareholders adopted an equity incentive plan (the "2000 Plan") providing for grants of incentive and nonqualified stock options, SARs, restricted shares and/or performance shares to employees of the Company and its subsidiaries, pursuant to which up to 7,000,000 common shares were made available for issuance. The stock options and SARs vest evenly over a period of five years or as otherwise determined by the Board of Directors or the Compensation Committee and generally expire ten years from the date of grant, if not exercised. The Company did not grant any stock awards from the 2000 Plan in 2023, 2022, or 2021. In February 2023, the Board of Directors approved the termination of the 2000 Plan, which was effective immediately.

Stock Compensation Activity

A summary of the Company's stock compensation activity and related information under the 2011 Directors Plan, the 2005 Plan, and the 2000 Plan for the years ended December 30, 2023, December 31, 2022, and December 25, 2021 is provided below:

	Stock Options and SARs	
	Weighted-Average Exercise Price	Number of Shares (In Thousands)
Outstanding at December 26, 2020	$ 52.44	13
Granted		—
Exercised	$ 52.44	(13)
Forfeited/Expired		—
Outstanding at December 25, 2021		—
Granted		—
Exercised		—
Forfeited/Expired		—
Outstanding at December 31, 2022		—
Granted		—
Exercised		—
Forfeited/Expired		—
Outstanding at December 30, 2023		—
Exercisable at December 30, 2023		—
Expected to vest after December 30, 2023		—

	Restricted Stock Units	
	Weighted-Average Grant Date Fair Value	Number of Shares (In Thousands)
Outstanding at December 26, 2020	$ 86.98	1,582
Granted	$ 116.40	871
Released/Vested	$ 80.12	(884)
Cancelled	$ 95.79	(56)
Outstanding at December 25, 2021	$ 107.60	1,513
Granted	$ 98.39	1,192
Released/Vested	$ 102.80	(805)
Cancelled	$ 111.12	(63)
Outstanding at December 31, 2022	$ 103.61	1,837
Granted	$ 105.47	1,054
Released/Vested	$ 103.61	(749)
Cancelled	$ 106.09	(456)
Outstanding at December 30, 2023	$ 104.10	1,686

The weighted-average remaining contract life of restricted stock units at December 30, 2023 was 1.36 years.

The total fair value of awards vested during 2023, 2022, and 2021, was $77,626, $82,734, and $70,796, respectively. The aggregate intrinsic values of options and SARs exercised during 2023, 2022, and 2021 were $0, $0, and $1,040, respectively. The aggregate intrinsic value of RSUs outstanding at December 30, 2023 was $216,667. The aggregate intrinsic values of RSUs released during 2023, 2022, and 2021 were $96,301, $74,278, and $118,825, respectively. Aggregate intrinsic value of options and SARs represents the applicable number of awards multiplied by the positive difference between the exercise price and the Company's closing share price on the last trading day of the relevant fiscal period. Aggregate intrinsic value of RSUs represents the applicable number of awards multiplied by the Company's closing share price on the last trading day of the relevant fiscal period. The Company's closing share price was $128.54 on December 30, 2023 (based on the closing share price on December 29, 2023). As of December 30, 2023, there was $133,648 of total unrecognized compensation cost related to unvested stock-based compensation awards granted to employees under the stock compensation plans. That cost is expected to be recognized over the remaining vesting period.

Employee Stock Purchase Plan

The shareholders have adopted an ESPP. Up to 10,000,000 common shares have been reserved for the ESPP. Shares are offered to employees at a price equal to the lesser of 85% of the fair market value of the Company's shares on the date of purchase or 85% of the fair market value on the first day of the ESPP period. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During 2023, 2022, and 2021, there were 524,774, 687,370, and 385,211 shares purchased under the plan for a total purchase price of $43,905, $62,154, and $34,936, respectively. During 2023, 2022, and 2021, the purchases were issued from treasury shares. At December 30, 2023, approximately 2,262,760 shares were available for future issuance under the ESPP.

Savings Plans

Certain subsidiaries of the Company sponsor various defined contribution employee retirement plans. GII and the Company's other U.S.-based subsidiaries sponsor a plan under which their employees may contribute up to 50% of their annual compensation subject to Internal Revenue Code maximum limitations and to which the subsidiaries contribute a specified percentage of each participant's annual compensation up to certain limits as defined in the retirement plan. During the years ended December 30, 2023, December 31, 2022, and December 25, 2021, expense related to this and other defined contribution plans of $84,609, $80,435, and $71,262, respectively, was recorded within the Company's consolidated statements of income.

Certain of the Company's non-U.S. subsidiaries sponsor or participate in local defined benefit pension plans. The obligations, contributions, and associated expense of such plans for the years ended December 30, 2023, December 31, 2022, and December 25, 2021 were not material.

11. Segment Information and Geographic Data

Garmin is organized in the five operating segments of fitness, outdoor, aviation, marine, and auto OEM. These operating segments represent the Company's reportable segments.

The Company's Chief Executive Officer, who has been identified as the CODM, primarily uses operating income as the measure of profit or loss to assess segment performance and allocate resources. Operating income represents net sales less costs of goods sold and operating expenses. Net sales are directly attributed to each segment. Most costs of goods sold and the majority of operating expenses are also directly attributed to each segment, while certain other costs of goods sold and operating expenses are allocated to the segments in a reasonable manner considering the specific facts and circumstances of the expenses being allocated. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no inter-segment sales or transfers.

The Company's segments share many common resources, infrastructures and assets in the normal course of business. Thus, the Company does not report accounts receivable, inventories, property and equipment, intangible assets, or capital expenditures by segment to the CODM.

As indicated in Note 1 of the Notes to Consolidated Financial Statements, the Company announced an organization realignment in January 2023, which combined the consumer auto operating segment with the outdoor operating segment. As a result, the Company's operating segments, which also represent its reportable segments, are fitness, outdoor, aviation, marine, and auto OEM. Results for the 53-week and 52-week periods ended December 31, 2022 and December 25, 2021, respectively, have been recast below to conform with the current period presentation.

Net sales ("revenue"), gross profit, and operating income for each of the Company's five reportable segments are presented below.

	Fitness	Outdoor	Aviation	Marine	Auto OEM	Total
52-Weeks Ended December 30, 2023						
Net sales	$ 1,344,637	$ 1,697,151	$ 846,329	$ 916,911	$ 423,224	$ 5,228,252
Gross profit	716,906	1,072,861	625,988	491,261	97,939	3,004,955
Operating income (loss)	232,201	515,254	226,400	179,429	(61,124)	1,092,160
53-Weeks Ended December 31, 2022						
Net sales	$ 1,109,419	$ 1,770,275	$ 792,799	$ 903,983	$ 283,810	$ 4,860,286
Gross profit	552,417	1,099,408	573,063	491,457	90,430	2,806,775
Operating income (loss)	104,738	573,281	213,186	215,304	(78,664)	1,027,845
53-Weeks Ended December 25, 2021						
Net sales	$ 1,533,788	$ 1,606,664	$ 712,468	$ 875,151	$ 254,724	$ 4,982,795
Gross profit	813,325	988,662	519,821	495,310	73,341	2,890,459
Operating income (loss)	359,201	524,469	193,188	249,781	(108,019)	1,218,620

Net sales, property and equipment, and net assets by geographic area are as shown below for the fiscal years ended December 30, 2023, December 31, 2022, and December 25, 2021. Note that APAC includes Asia Pacific and Australian Continent, and EMEA includes Europe, the Middle East and Africa.

	Americas	EMEA	APAC	Total
December 30, 2023				
Net sales to external customers [1]	$ 2,614,358	$ 1,775,965	$ 837,929	$ 5,228,252
Property and equipment, net	736,218	141,388	346,491	1,224,097
Net assets [2]	4,377,450	1,297,580	1,339,275	7,014,305
December 31, 2022				
Net sales to external customers [1]	$ 2,429,029	$ 1,633,640	$ 797,617	$ 4,860,286
Property and equipment, net	676,855	121,920	348,230	1,147,005
Net assets [2]	3,717,198	1,210,461	1,276,681	6,204,340
December 25, 2021				
Net sales to external customers [1]	$ 2,349,514	$ 1,858,908	$ 774,373	$ 4,982,795
Property and equipment, net	576,481	120,004	370,993	1,067,478
Net assets [2]	3,745,120	1,227,928	1,141,111	6,114,159

[1] The United States is the only country which constitutes greater than 10% of net sales to external customers.
[2] Americas and APAC net assets are primarily held in the United States and Taiwan, respectively.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

(a)   Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of such date.

(b)   Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company assessed the effectiveness of the Company's internal control over financial reporting as of December 30, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework" (2013 framework).

Based on such assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 30, 2023.

We acquired JL Audio on September 19, 2023, and are in the process of integrating the acquired business into our overall internal control over financial reporting process. As permitted under applicable regulations, we have excluded it from our assessment of the effectiveness of internal control over financial reporting as of December 30, 2023. Net sales and total assets (excluding the operating lease right-of-use assets, net identifiable intangible assets, and goodwill) of JL Audio represent 0.8% and 1.1%, respectively, of the related consolidated financial statement amounts for the year ended and as of December 30, 2023.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements, issued an attestation report on management's effectiveness of the Company's internal control over financial reporting as of December 30, 2023, as stated in their report which is included herein. That attestation report appears below.

(c)   Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Garmin Ltd. and Subsidiaries

Opinion on Internal Control Over Financial Reporting

We have audited Garmin Ltd. and Subsidiaries' internal control over financial reporting as of December 30, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Garmin Ltd. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 30, 2023, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of JL Audio, which was acquired on September 19, 2023 and is included in the 2023 consolidated financial statements of the Company and constituted 1.1% of total assets (excluding the operating lease right-of-use assets, net identifiable intangible assets, and goodwill), as of December 30, 2023 and 0.8% of net sales, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of JL Audio.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Garmin Ltd and Subsidiaries as of December 30, 2023 and December 31, 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 30, 2023, and the related notes and our report dated February 21, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Kansas City, Missouri
February 21, 2024

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Trading Plans

During the 13-week period ended December 30, 2023, no directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) of the Company adopted or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K, except as follows:

- On November 7, 2023, Douglas Boessen, Chief Financial Officer and Treasurer, adopted a new written trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act for the potential sale of up to 7,617 shares of our common shares, subject to certain conditions. The first trade date will not occur until February 27, 2024 at the earliest, and the plan's maximum duration is until February 20, 2025.

- On December 1, 2023, a trust, of which Jonathan Burrell, a Director of the Company, is a co-trustee, adopted a new written trading plan intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act for the potential sale of up to 150,000 shares of our common shares, subject to certain conditions. The first trade date will not occur until February 29, 2024 at the earliest, and the plan's maximum duration is until December 31, 2024.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

Garmin has incorporated by reference certain information in response or partial response to the Items under this Part III of this Annual Report on Form 10-K pursuant to General Instruction G(3) of this Form 10-K and Rule 12b-23 under the Exchange Act. Garmin's definitive proxy statement in connection with its annual meeting of shareholders scheduled for June 7, 2024 (the "Proxy Statement") will be filed with the Securities and Exchange Commission no later than 120 days after December 30, 2023.

(a)   Directors of the Company

The information set forth in response to Item 401 of Regulation S-K under the headings "Proposal 5 – Re-election of five directors and election of one new director" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 10.

(b)   Executive Officers of the Company

The information set forth in response to Item 401 of Regulation S-K under the heading "Information about our Executive Officers" in Part I of this Form 10-K is incorporated herein by reference in partial response to this Item 10.

(c)   Delinquent Section 16(a) Reports

The information set forth in response to Item 405 of Regulation S-K under the heading "Delinquent Section 16(a) Reports" in the Proxy Statement, if applicable, is hereby incorporated herein by reference in partial response to this Item 10.

(d)   Audit Committee and Audit Committee Financial Expert

The information set forth in response to Item 402 of Regulation S-K under the heading "Board Meetings and Standing Committee Meetings - Audit Committee" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 10.

The Audit Committee consists of Joseph J. Hartnett, Charles W. Peffer and Catherine A. Lewis. Mr. Peffer serves as the Chairman of the Audit Committee. All members of the Audit Committee are "independent" within the meaning of the rules of the SEC and the New York Stock Exchange rules. Garmin's Board of Directors has determined that Mr. Hartnett, Ms. Lewis, and Mr. Peffer are "audit committee financial experts" as defined by the SEC regulations implementing Section 407 of the Sarbanes-Oxley Act of 2002.

(e)   Code of Ethics

Garmin's Board of Directors has adopted the Code of Conduct of Garmin Ltd. and Subsidiaries (the "Code"). The Code is applicable to all Garmin directors, employees, and officers, including the principal executive officer, and the principal financial and accounting officer. A copy of the Code is available on Garmin's website at: www.garmin.com/codeofconduct. If any amendments to the Code are made, or any waivers with respect to the Code are granted to any Garmin directors or executive officers, such amendments or waivers will be disclosed on Garmin's website at: www.garmin.com/investors/governance.

Item 11.   Executive Compensation

The information set forth in response to Item 402 of Regulation S-K under the headings "Executive Compensation Matters" and "Non-Management Director Compensation" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 11.

The information set forth in response to Item 407(e)(4) of Regulation S-K under the heading "Compensation Committee Interlocks and Insider Participation; Certain Relationships" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 11.

The information set forth in response to Item 407(e)(5) of Regulation S-K under the heading "Executive Compensation Matters" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 11.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth in response to Item 403 of Regulation S-K under the heading "Stock Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 12.

Equity Compensation Plan Information

The following table gives information as of December 30, 2023 about the Garmin common shares that may be issued under all of the Company's existing equity compensation plans, as adjusted for stock splits.

	A	B	C
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants, and rights**	**Weighted-average exercise price of outstanding options, warrants, and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)**
Equity compensation plans approved by shareholders	1,685,597	N/A	3,468,137
Equity compensation plans not approved by shareholders	—	N/A	—
Total	1,685,597	N/A	3,468,137

Table consists of the Garmin Ltd. 2005 Equity Incentive Plan, as amended and restated on June 9, 2023, the Garmin Ltd. Employee Stock Purchase Plan, as amended and restated on June 9, 2023, and the Garmin Ltd. 2011 Non-Employee Directors' Equity Incentive Plan, as amended and restated on June 9, 2023. The weighted-average exercise price does not reflect the shares that will be issued upon the payment of outstanding awards of RSUs.

The Company has no knowledge of any arrangement, the operation of which may at a subsequent date result in a change in control of the Company.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth in response to Item 404 of Regulation S-K under the headings "Proposal 5 – Re-election of five directors and election of one new director" and "Compensation Committee Interlocks and Insider Participation; Certain Relationships" in the Proxy Statement is incorporated herein by reference in partial response to this Item 13.

The information set forth in response to Item 407(a) of Regulation S-K under the heading "Proposal 5 – Re-election of five directors and election of one new director" in the Proxy Statement is hereby incorporated herein by reference in partial response to this Item 13.

Item 14. Principal Accountant Fees and Services

The information set forth under the headings "Audit Matters -- Independent Registered Public Accounting Firm Fees" and "Pre-Approval of Services Provided by the Independent Auditor" in the Proxy Statement is hereby incorporated by reference in response to this Item 14.

Item 15. Exhibits and Financial Statement Schedules

(a) List of Documents filed as part of this Report

(1) Consolidated Financial Statements

The consolidated financial statements and related notes, together with the reports of Ernst & Young LLP, appear in Part II, Item 8 "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

All schedules have been omitted because they are not applicable, are insignificant, or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits

The exhibits listed below are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

EXHIBIT NUMBER	DESCRIPTION
3.1	Articles of Association of Garmin Ltd., as amended and restated on June 9, 2023 (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on June 12, 2023).
3.2	Organizational Regulations of Garmin Ltd., as amended on October 25, 2019 (incorporated by reference to Exhibit 3.2 of the Registrant's Amendment No.1 to Current Report on Form 8-K/A filed on November 21, 2019).
4.1‡	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
10.1*	Garmin Ltd. Employee Stock Purchase Plan, as amended and restated on June 9, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on June 12, 2023).
10.2*	Garmin Ltd. 2005 Equity Incentive Plan, as amended and restated on June 7, 2019 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q filed on August 2, 2023).
10.3*	Garmin Ltd. 2011 Non-Employee Directors' Equity Incentive Plan, as amended and restated on February 15, 2019 (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on June 12, 2023).
10.4*	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for Swiss grantees (incorporated by reference to Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q filed on October 26, 2016).
10.5*	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for non-Swiss and non-Canadian grantees (incorporated by reference to Exhibit 10.60 of the Registrant's Annual Report on Form 10-K filed on February 21, 2018).
10.6*	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2011 Non-Employee Directors' Equity Incentive Plan, as amended and restated on February 15, 2019 (incorporated by reference to Exhibit 10.64 of the Registrant's Annual Report on Form 10-K filed on February 20, 2019).
10.7*	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for Canadian grantees (incorporated by reference to Exhibit 10.6 of the Registrant's Quarterly Report on Form 10-Q filed on October 26, 2016).
10.8*	Form of Director and Officer Indemnification Agreement entered into between Garmin Ltd. and each of its Directors and Executive Officers (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on August 8, 2014).

10.9*	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for awards of performance-based and time-based vesting restricted stock unit awards to Swiss grantees who are executive officers (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on February 26, 2020).
10.10*	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for awards of performance-based and time-based vesting restricted stock unit awards to non-Swiss grantees who are executive officers (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on February 26, 2020).
10.11*	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for awards of performance-based and time-based vesting restricted stock unit awards to Swiss grantees who are not executive officers (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on February 26, 2020).
10.12*	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for awards of performance-based and time-based vesting restricted stock unit awards to Canadian grantees who are not executive officers (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed on February 26, 2020).
10.13*	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for awards of performance-based and time-based vesting restricted stock unit awards to non-Swiss and non-Canadian grantees who are not executive officers (incorporated by reference to Exhibit 10.5 of the Registrant's Current Report on Form 8-K filed on February 26, 2020).
10.14*‡	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for awards of performance-based and time-based vesting restricted stock unit awards to non-Swiss and non-Canadian grantees who are not executive officers.
10.15*‡	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for awards of performance-based and time-based vesting restricted stock unit awards to non-Swiss grantees who are executive officers.
10.16*‡	Form of Restricted Stock Unit Award Agreement pursuant to the Garmin Ltd. 2005 Equity Incentive Plan, for non-Swiss and non-Canadian grantees.
21.1‡	List of subsidiaries
23.1‡	Consent of Ernst & Young LLP
24.1‡	Power of Attorney (included in signature page)
31.1‡	Chief Executive Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2‡	Chief Financial Officer's Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1†	Chief Executive Officer's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2†	Chief Financial Officer's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1‡	Garmin Ltd. Incentive Compensation Recovery Policy
Exhibit 101.INS‡	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
Exhibit 101.SCH‡	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
Exhibit 104‡	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Management contract or compensatory plan or arrangement pursuant to 601(b)(10)(iii)(A) of Regulation S-K.
‡ Filed herewith.
† Furnished herewith.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GARMIN LTD.

By   /s/ Clifton A. Pemble

Clifton A. Pemble
President and Chief Executive Officer

Dated: February 21, 2024

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Clifton A. Pemble and Douglas G. Boessen and Andrew R. Etkind, and each of them, as his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 21, 2024.

/s/ Clifton A. Pemble

Clifton A. Pemble
Director, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Douglas G. Boessen

Douglas G. Boessen
Chief Financial Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

/s/ Min H. Kao	/s/ Jonathan C. Burrell
Min H. Kao	Jonathan C. Burrell
Executive Chairman	*Director*
/s/ Joseph J. Hartnett	/s/ Catherine A. Lewis
Joseph J. Hartnett	Catherine A. Lewis
Director	*Director*
/s/ Charles W. Peffer	
Charles W. Peffer	
Director	

STATUTORY FINANCIAL STATEMENTS

Garmin Ltd. (Switzerland)
Years Ended December 30, 2023 and December 31, 2022



EY
Building a better
working world

To the General Meeting of
Garmin Ltd., Schaffhausen

Zurich, February 21, 2024

Report of the statutory auditor

Report on the audit of the financial statements



Opinion

We have audited the financial statements of Garmin Ltd. (the Company), which comprise the balance sheet as at December 30, 2023, the statement of income for the period from January 1, 2023 to December 30, 2023, and notes to the financial statements.

In our opinion, the accompanying financial statements comply with Swiss law and the Company's articles of incorporation.



Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the financial statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.



Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. We have determined that there are no key audit matters to communicate in our report.



Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements, the compensation report and our auditor's reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.



Board of Directors' responsibilities for the financial statements
The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.



Auditor's responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

Report on other legal and regulatory requirements



In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

/s/ Rico Fehr   /s/ Michaela Held
Licensed audit expert   Licensed audit expert
(Auditor in charge)

Enclosures
▶ Financial statements (balance sheet, statement of income, and notes)
▶ Proposed appropriation of available earnings

Garmin Ltd.
Balance Sheet
(In thousands)

	December 30, 2023 (USD)	December 31, 2022 (CHF)	December 30, 2023 (Indicative CHF)
Assets			
- Cash and cash equivalents	2,638	1,790	2,216
- Accounts receivable - affiliates	963	225	809
- Other receivables - third party	337	14	283
- Prepaid expenses	882	1,150	741
Total current assets	4,820	3,179	4,049
- Loans receivable - affiliates	1,094,274	618,567	919,300
- Investment in affiliated companies	4,196,585	5,166,741	3,525,551
Total non-current assets	5,290,859	5,785,308	4,444,851
Total assets	5,295,679	5,788,487	4,448,900
Liabilities and shareholders' equity			
- Accounts payable	-	22	-
- Accounts payable - affiliates	48,456	37,144	40,709
- Accrued expenses	271	5,317	227
- Provision for unrealized translation gains	-	997	-
- Dividend payable from capital contribution reserve	139,604	128,803	117,281
Total current liabilities	188,331	172,283	158,217
Total liabilities	188,331	172,283	158,217
Share capital	19,588	19,808	16,456
Legal capital reserves			
- Reserve from capital contribution	4,099,733	4,278,696	3,444,186
- Reserve for treasury shares from capital contribution	239,434	260,229	201,148
- Other capital reserves	74	68	62
Voluntary retained earnings			
- Dividend reserve from capital contribution	222,289	186,638	186,745
- Available earnings			
- Balance brought forward	948,805	40,790	797,091
- Net (loss) earnings	(323,393)	1,029,261	(271,682)
Treasury shares	(99,182)	(199,286)	(83,323)
Total shareholders' equity	5,107,348	5,616,204	4,290,683
Total liabilities and shareholders' equity	5,295,679	5,788,487	4,448,900

Garmin Ltd.
Statement of Income
(In thousands)

	Fiscal Year Ended December 30, 2023 (USD)	Fiscal Year Ended December 31, 2022 (CHF)	Fiscal Year Ended December 30, 2023 (Indicative CHF)
Dividend income - affiliates	1,071,048	1,037,883	899,787
- General and administrative expenses	(12,117)	(10,153)	(10,180)
- General and administrative expenses - affiliates	(16,900)	(14,097)	(14,197)
Operating expenses	(29,017)	(24,249)	(24,377)
Financial result			
- Interest income - affiliates	37,381	19,764	31,404
- Interest expense - affiliates	(1,872)	(4,508)	(1,572)
- Foreign currency (losses) gains	(1,400,933)	372	(1,176,924)
Total financial result	(1,365,424)	15,628	(1,147,092)
Net (loss) earnings	(323,393)	1,029,261	(271,682)

Garmin Ltd.

Notes to Statutory Financial Statements

December 30, 2023 and December 31, 2022

(In thousands, except share and per share information and where otherwise indicated)

1. Summary of significant accounting policies

General aspects

Garmin Ltd. (the "Company") is the parent company of the Garmin Group and has its registered office at Mühlentalstrasse 2, 8200 Schaffhausen, Switzerland. The Company did not have any employees at December 30, 2023 and December 31, 2022.

Basis of presentation

These unconsolidated statutory financial statements of Garmin Ltd. have been prepared in accordance with the general accepted accounting principles as set out in the Swiss Code of Obligations ("SCO") Art. 957 to 963b. Since the company has prepared consolidated financial statements in accordance with U.S. generally accepted accounting standards, a recognized accounting standard, we have, in accordance with the SCO, elected to forego presenting the statement of cash flows, the additional disclosures and the management report otherwise required by the SCO.

The consolidated financial statements of the Garmin Group include 100 percent of the assets, liabilities, revenues, expenses, income and cash flows of Garmin Ltd. and subsidiaries in which the Company has a controlling interest, as if the Company and its subsidiaries were a single company.

The 2022 Annual Meeting approved a change of the currency in which the company's share capital (including authorized capital) is denominated from Swiss francs to U.S. dollars, effective as of the beginning of the 2023 fiscal year, as set out in SCO Art. 621(3). Beginning fiscal year 2023, the company will present the share capital (including the authorized capital) using the functional currency (U.S. Dollar) as set out in SCO Art. 621(2). Indicative values in CHF will also be presented in accordance with SCO Art. 958d(3). The exchange rate used for the indicative CHF values will be the rate as of the balance sheet date for both the statement of income and the balance sheet. This column is provided for ease of reference and does not represent a basis of presentation of the 2023 financial statements.

The Company has adopted a 52-53 week period ending on the last Saturday of the calendar year. Due to the fact that there are not exactly 52 weeks in a calendar year and there is slightly more than one additional day per year (not including the effects of a leap year) in each calendar year as compared to a 52-week fiscal year, the Company will have a fiscal year comprising 53 weeks in certain fiscal years, as determined by when the last Saturday of the calendar year occurs. The fiscal year ended December 30, 2023 included 52 weeks and December 31, 2022 included 53 weeks.

Affiliates

The term "Affiliates", as referred to in these financial statements, is defined as directly and indirectly held subsidiaries.

Exchange rate differences

Prior to 2023, the Company maintained its accounting records in U.S. Dollars (USD) and translated them into Swiss francs (CHF) for statutory reporting purposes. Assets and liabilities denominated in foreign currencies were translated into CHF using the year-end exchange rates, except investment in affiliated companies and the Company's equity, which were translated at historical rates. Transactions within the statement of income were translated into Swiss francs at the average rate of the year, except for individually significant transactions during the year in which case the applicable daily exchange rate was used. Exchange differences arising from business transactions were recorded in the statement of income, except for net unrealized gains, which were deferred and recorded in current liabilities. Unrealized losses arising from the translation of the financial statements in USD to CHF were recorded in the statement of income, and unrealized gains were deferred and recorded in "Provision for unrealized translation gains".

As a result of the change in denomination of the company's share capital approved at the 2022 Annual Meeting and effective January 1, 2023, the Company no longer translates its accounting records from its functional currency USD to CHF for statutory reporting purposes, but rather presents the statutory financial statements in USD beginning in 2023. To effectuate this change, the Company translated the 2023 beginning balance sheet in USD using the exchange rate as of January 1, 2023, with the exception of the investment in affiliated companies, which were translated at their historical USD values. Related exchange rate losses are recognized in the statement of income during 2023. The effect of translating the investment in affiliated companies at the historical USD rate was recognized in the statement of income under "Foreign currency (losses) gains".

For fiscal years 2023 and beyond, the statutory reporting will be presented in USD. Realized gains or losses arising from business transactions denominated in currencies other than USD, the Company's functional currency, are recognized in the statement of income. At the balance sheet date, all monetary assets and liabilities denominated in currencies other than USD, are remeasured into USD using year-end exchange rates. Related measurement gains and losses on current assets and liabilities are recognized in the statement of income, given their short-term nature.

Investment in affiliated companies

Investment in affiliated companies are recorded at historical cost less adjustment for impairment of value.

Dividend payable from capital contribution

The dividend payable from capital contribution includes the outstanding quarterly dividend installments, approved by the Annual Meeting but not yet paid.

Reserve from capital contribution

The reserve from capital contribution includes the premium from the capital increase in the year 2010, plus

- amounts from share capital reallocated to the reserve from capital contribution following par value reductions and share cancellations,

less

- the dividends from capital contribution distributed to date
- amounts expected to be distributed (dividend payable from capital contribution)
- amounts reallocated to the reserve for treasury shares from capital contribution and
- the dividend reserve from capital contribution.

Dividend reserve from capital contribution

The dividend reserve from capital contribution includes the amount of reserve from capital contribution reallocated to voluntary retained earnings through the last shareholder resolution, including the margin for new share issuances that may occur between the time that the dividend has been approved by shareholders and when the last installment payment is made, reduced by quarterly dividend installments actually paid and expected quarterly dividend installments included in "dividend payable from capital contribution".

Treasury shares

Treasury shares are recognized at acquisition cost and deducted from shareholders' equity at the time of acquisition. In case of resale, the gain or loss is recognized through the statement of income as financial income or financial expense. For treasury shares held at Affiliates, the Company builds a treasury shares reserve in equity at the respective acquisition costs.

Personnel expense

Personnel expense for the years ended December 30, 2023 and December 31, 2022 amounted to USD 2,684 (CHF 2,255) and CHF 1,738, respectively, and is related to personnel expense allocated from the Company's Affiliates, related to the performance of certain general and administrative services including executive administration, procurement and payables, treasury and cash management, payroll, and accounting, as well as the Board of Directors of the Company.

The Company uses treasury shares for share-based payment programs for Board members. Any difference between the acquisition cost and any consideration paid by the Board members at grant date is recognized as personnel expense.

2. Investment in directly and material indirectly held affiliated companies

Company Name	Domicile	Ownership Interest		Voting Interest	
		Direct	Indirect	Direct	Indirect
Garmin Luxembourg Holdings S.à r.l.	Luxembourg	100%		100%	
Garmin Luxembourg S.à r.l.	Luxembourg		100%		100%
Garmin Switzerland GmbH	Switzerland	100%		100%	
Garmin International, Inc.	United States	100%		100%	
Garmin Corporation	Taiwan		100%		100%
Garmin (Europe) Ltd.	United Kingdom		100%		100%
Garmin Australasia Pty. Ltd.	Australia		100%		100%
Garmin Deutschland GmbH	Germany		100%		100%
Garmin Switzerland Distribution GmbH	Switzerland	100%		100%	

The investment in directly and material indirectly held affiliated companies is the same for the years ended December 30, 2023 and December 31, 2022.

3. Shareholders' equity

| CHF in thousands | Share capital | Legal capital reserves | | | Voluntary retained earnings | | | | |
| | | Reserve from capital contribution | Reserve for treasury shares from capital contribution | Other capital reserves | Dividend reserve from capital contribution | Available earnings | | | |
						Balance brought forward	Net earnings (loss) for the year	Treasury shares	Total
Balance as of December 25, 2021	19,808	4,800,205	294,546	68	160,798	53,340	(12,550)	-	5,316,215
Balance brought forward						(12,550)	12,550		-
Release of amounts to dividend payable from reserve from capital contribution (2020 dividend)		(299)							(299)
Release of dividend reserve from capital contribution (2021 dividend)		160,798			(160,798)				-
Net movement in reserve for treasury shares from capital contribution		34,317	(34,317)						-
Release to dividend reserve from capital contribution (2021 dividend)		(716,325)			716,325				-
Shares repurchased for cancellation								(199,286)	(199,286)
Dividend payments (2021 dividend)					(400,748)				(400,748)
Dividend payable at year-end (2021 dividend)					(128,939)				(128,939)
Net earnings (loss) for the year							1,029,261		1,029,261
Balance as of December 31, 2022	19,808	4,278,696	260,229	68	186,638	40,790	1,029,261	(199,286)	5,616,204

| USD in thousands | Share capital | Legal capital reserves | | | Voluntary retained earnings | | | | |
| | | Reserve from capital contribution | Reserve for treasury shares from capital contribution | Other capital reserves | Dividend reserve from capital contribution | Available earnings | | | |
						Balance brought forward	Net earnings (loss) for the year	Treasury shares	Total
Balance as of January 1, 2023	21,453	4,634,133	281,847	74	202,143	44,178	1,114,763	(215,841)	6,082,751
Balance brought forward						1,114,763	(1,114,763)		-
Release of dividend reserve from capital contribution (2022 dividend)		202,143			(202,143)				-
Net movement in reserve for treasury shares from capital contribution		42,413	(42,413)						-
Release to dividend reserve from capital contribution (2022 dividend)		(780,821)			780,821				-
Cancellation of repurchased shares	(238)	238				(210,136)		210,136	-
Reduction of nominal value of shares*	(1,627)	1,627							-
Shares repurchased for cancellation								(93,477)	(93,477)
Dividend payments (2022 dividend)					(418,929)				(418,929)
Dividend payable at year-end (2022 dividend)					(139,604)				(139,604)
Net (loss) earnings for the year							(323,393)		(323,393)
Balance as of December 30, 2023	19,588	4,099,733	239,434	74	222,289	948,805	(323,393)	(99,182)	5,107,348
Balance as of December 30, 2023 - Indicative CHF	16,456	3,444,186	201,148	62	186,745	797,091	(271,683)	(83,323)	4,290,683

*The 2022 Annual Meeting approved a reduction of the nominal value of each registered share of Garmin from CHF .10 to CHF .09233 and an allocation of the aggregate nominal value reduction of CHF 1,502 to Garmin's statutory capital reserves from capital contribution. The purpose of the per share nominal value reduction was to achieve a USD .10 par value per share further to the change of the currency of the share capital from Swiss francs to U.S. dollars. The resulting USD nominal value reduction using the 2023 year-end exchange rate is USD 1,627.

The summary of the components of authorized shares at December 30, 2023, December 31, 2022, and December 25, 2021 and changes during those years are as follows:

	Outstanding Shares	Treasury Shares: Held by Affiliates	Treasury Shares: Held by Company	Issued Shares	Shares Authorized but not Issued	Conditional Capital [2]
December 25, 2021	192,607,518	5,469,900	-	198,077,418 [1]	19,807,741	99,038,709
Treasury shares purchased	(2,477,063)	218,073	2,258,990			
Treasury shares issued for stock based compensation	1,492,074	(1,492,074)	-			
December 31, 2022	191,622,529	4,195,899	2,258,990	198,077,418 [1]	19,807,741	99,038,709
Treasury shares cancelled			(2,196,990)	(2,196,990) [3]	(219,699) [4]	
Treasury shares purchased	(1,119,388)	201,925	917,463			
Treasury shares issued for stock based compensation	1,273,968	(1,273,968)	-			
December 30, 2023	191,777,109	3,123,856	979,463	195,880,428 [5]	19,588,042	99,038,709

[1] Shares at CHF 0.10 par value

[2] Up to 99,038,709 conditional shares may be issued through the exercise of option rights which are granted to Garmin employees and/or members of its Board of Directors.

[3] The 2022 Annual Meeting approved the cancellation of 2,196,990 registered shares repurchased under the share repurchase program.

[4] Amount of share capital reduction associated with the cancellation of 2,196,990 registered shares repurchased under the share repurchase program.

[5] Shares at USD 0.10 par value

4. Treasury Shares

At December 31, 2022, the Company held 2,258,990 treasury shares with an average cost of CHF 88, of which 2,196,990 were cancelled in 2023. At December 30, 2023, the Company held 979,463 treasury shares with an average cost of USD 101 (CHF 85).

At December 30, 2023 and December 31, 2022, the Company's Affiliates held 3,123,856 and 4,195,899 treasury shares, respectively. The average cost of all treasury shares held by Affiliates at December 30, 2023 and December 31, 2022 amounts to USD 77 (CHF 64) and CHF 62, respectively.

	Carrying value (CHF in thousands)	Number of shares held by affiliates	Average cost (CHF)
Balance as of December 25, 2021	294,546	5,469,900	54
Acquired	21,085	218,073	97
Treasury stock used for stock based compensation	(55,402)	(1,492,074)	37
Balance as of December 31, 2022	260,229	4,195,899	62

	Carrying value (USD in thousands)	Number of shares held by affiliates	Average cost (USD)
Balance as of January 1, 2023	281,847	4,195,899	67
Acquired	22,815	201,925	113
Treasury stock used for stock based compensation	(65,229)	(1,273,968)	51
Balance as of December 30, 2023	239,434	3,123,856	77
Balance as of December 30, 2023 - Indicative CHF	201,148	3,123,856	64

5. Contingent Liabilities

The Company has a tax sharing agreement with its Affiliates for certain tax reserves. In addition, the Company through certain of its Affiliates is involved in various regulatory and legal matters. The Company's Affiliates have made certain related accruals. There could be material adverse outcomes beyond the accrued liabilities. Finally, as part of regular business negotiations, the Company will also occasionally guarantee certain financial obligations of its Affiliates when doing so leads to favorable terms. The total amount of these guarantees at December 30, 2023 and December 31, 2022 were USD 57,408 (CHF 53,506) and CHF 39,148 respectively.

6. Shares for members of the Board of Directors and Executive Management

According to the compensation plan, members of the Board of Directors and Executive Management are partially paid in shares. Treasury shares are used for such share allocations. The allocation of shares was as follows:

	2023			2022	
	Quantity	Value - USD	Indicative CHF	Quantity	Value - CHF
Board of Directors	6,004	615,772	517,308	6,008	556,780
Executive Management	60,654	6,400,013	5,376,650	43,125	3,827,149

7. Dividend income

During 2023, Garmin Ltd. received a dividend of USD 1,070,175 (CHF 899,054) from one of its Affiliates. During 2022, Garmin Ltd. received a dividend of CHF 1,037,000 from one of its Affiliates. No impairment loss was recognized related to these dividends.

8. Subsequent events

No significant events occurred subsequent to the balance sheet date but prior to February 21, 2024 that would have a material impact on the financial statements.

Proposed Appropriation of Available Earnings

	December 30, 2023 (USD)	December 30, 2023 (Indicative CHF)
Balance brought forward from previous years	1,158,941	973,627
Cancellation of repurchased shares	(210,136)	(176,536)
Net (loss) earnings for the period (on a stand-alone unconsolidated basis)	(323,393)	(271,683)
Total available to the general meeting	625,412	525,408
Proposal of the Board of Directors for the appropriation of available earnings to the general meeting:	625,412	525,408
Balance to be carried forward	625,412	525,408

USD in thousands	Reserve from capital contribution	Reserve for treasury shares from capital contribution [1]	Dividend reserve from capital contribution
Balance as of December 30, 2023	4,099,733	239,434	222,289
Proposed release of reserve from capital contribution to dividend reserve from capital contribution	(646,405)		646,405
Balance to be carried forward	3,453,328	239,434	868,694

[1] The reserve for treasury shares is blocked from distribution.

The Board of Directors proposes to the Annual Meeting that Garmin Ltd. pay a cash dividend in the amount of USD 3.00[1] per outstanding share out of Garmin Ltd.'s reserve from capital contribution payable in four equal installments at the dates determined by the Board of Directors in its discretion, the record date and payment date for each such installment to be announced in a press release[2] at least ten calendar days prior to the record date.

The cash dividend shall be made with respect to the outstanding share capital of Garmin Ltd. on the record date for the applicable installment, which amount will exclude any shares of Garmin Ltd. held by Garmin Ltd. or any of its direct or indirect subsidiaries.

USD 646,405[3] shall be allocated to dividend reserves from capital contribution (the "Dividend Reserve") from the reserve from capital contribution in order to pay such dividend of USD 3.00 per outstanding share with a nominal value of USD 0.10 each (assuming a total of 195,880,428 shares[4] eligible to receive the dividend). If the aggregate dividend payment is lower than the Dividend Reserve, the relevant difference will be allocated back to the reserve from capital contribution.

[1] In no event will the dividend payment exceed a total of USD 3.00 per share.

[2] The announcements will not be published in the Swiss Official Gazette of Commerce.

[3] Based on a total of 195,880,428 shares eligible for payout (based on the number of shares issued as at December 30, 2023), the aggregate Dividend Reserve would be USD 646,405. The amount of the Dividend Reserve, calculated on the basis of the Company's issued shares as at December 30, 2023, includes a margin to accommodate new share issuances (see footnote 4 below) that may occur between the time that the dividend is approved by shareholders and when the last installment payment is made. Unused Dividend Reserves will be returned to the reserve from capital contribution after the last installment payment.

[4] This number is based on the registered share capital at December 30, 2023. The number of shares eligible for dividend payments may change due to the issuance of new shares, including (without limitation) from the conditional share capital reserved for the employee profit sharing program, and utilization of authorized capital.

EXHIBIT 4.1

**DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934**

The following summary describes the registered shares, par value USD 0.10 each ("Registered Shares"), of Garmin Ltd. (the "Company," "we," "our," "us," and "our"), which are the only securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

The following description of our Registered Shares is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of Association (the "Articles of Association") and our Organizational Regulations (the "Organizational Regulations"), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Articles of Association, our Organizational Regulations and the applicable provisions of Swiss law, for additional information.

Issued Share Capital

As of February 21, 2024, the Company has issued 195,880,428 Registered Shares. The 195,880,428 issued Registered Shares are fully paid.

Capital Band and Conditional Share Capital

The Company's Articles of Association contain two types of share capital that allow the Company's board of directors to issue new Registered Shares and/or cancel existing Registered Shares without further shareholder approval: (1) the capital band and (2) the conditional share capital:

(1)   Capital Band

Our Articles of Association currently provide for a capital band that authorizes the board of directors to increase or decrease, within a range of USD 17,629,238.60 (lower limit) and USD 23,505,651.20 (upper limit), the share capital once or several times and in any amounts until June 9, 2024 or until an earlier expiration of the capital band. The capital increase or decrease may be effected by issuing up to 39,176,084 fully paid-in Registered Shares and cancelling up to 19,588,042 Registered Shares, as applicable, or by increasing or decreasing the nominal value of the existing Registered Shares each within the limits of the capital band or by simultaneous decrease and re-increase of the share capital.

In the event of a capital increase within the capital band, the board of directors will, to the extent necessary, determine the issue price, the type of contribution (including cash contributions, contributions in kind, set-off and conversion of reserves or of profit carried forward into share capital), the date of issue, the conditions for the exercise of subscription rights and the commencement date for dividend entitlement. The board of directors is entitled to permit, to restrict or to exclude the trade with subscription rights. The board of directors may permit the expiration of subscription rights that have not been duly exercised, or it may place such rights or Registered Shares as to which subscription rights have been granted, but not duly exercised, at market conditions or may use them otherwise in the interest of the Company.

In the event of an issuance of Registered Shares, the board of directors is authorized to withdraw or restrict the pre-emptive rights of existing shareholders with respect to such Registered Shares and allocate such rights to third parties (including individual shareholders), the Company or any of its group companies (i) if the issue price of the new Registered Shares is determined by reference to the market price, (ii) for the acquisition of companies, parts of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of Shares, (iii) for the purpose of broadening the shareholder constituency of the Company in certain financial or investor markets or in connection with the listing of new Registered Shares on domestic or foreign stock exchanges, (iv) for purposes of national and international offerings of new Registered Shares for the purpose of increasing the free float or to meet applicable listing requirements, (v) for purposes of the participation of strategic partners, including financial investors, (vi) for purposes of granting an over-allotment option ("*greenshoe*") of up to 20% of the total number of Registered Shares in a placement or sale of Registered Shares to the respective initial purchaser(s) or underwriter(s), (vii) for the participation of the members of the board of directors, members of the management team, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies, or (viii) for raising equity capital in a fast and flexible manner which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without the exclusion of the subscription rights of the existing shareholders.

In the event of a decrease of the share capital within the capital band, the board of directors will, to the extent necessary, determine the use of the decrease amount.

After June 9, 2024, the board of directors' authorization to increase or decrease the share capital under the capital band provision will only be available if such authorization has been approved again by the shareholders at a general meeting of shareholders.

(2)   Conditional Share Capital

The Company has a conditional share capital authorizing the Company to issue up to 99,038,709 Registered Shares in connection with the exercise of option rights granted to employees and/or members of the board of directors of the Company or group companies. Preferential subscription rights of existing shareholders are excluded in connection with the issuance of new Registered Shares out of the conditional share capital. Unlike the capital band, the conditional share capital is not limited in time.

If the share capital increases as a result of an increase from conditional capital, the upper and lower limits of the capital band will increase in an amount corresponding to such increase in the share capital.

Voting Rights

Each Registered Share carries one vote at a general meeting of shareholders. Voting rights may be exercised by shareholders registered in the Company's share register (including nominees), by an individually appointed proxy representing shareholders or nominees, or by the independent voting rights representative elected by shareholders at the Company's annual general meetings in accordance with the voting instructions given by shareholders or nominees. Treasury shares, whether owned by the Company or one of its majority-owned subsidiaries, are not be entitled to vote at general meetings of shareholders (but are, unless otherwise resolved by our shareholders at a general meeting, entitled to the economic benefits generally associated with the shares).

Pursuant to Swiss law and pursuant to the Articles of Association, the shareholders acting at a shareholders' meeting have the exclusive right to determine the following matters:

- adoption and amendment of the Articles of Association, subject to minor formal exceptions;
- determination of the number of members of the board of directors as well as their appointment and removal;
- election and removal of the chair of the board of directors;

- election and removal of the members of the compensation committee of the board of directors;

- election and removal of the independent voting rights representative;

- appointment and removal of the auditors;

- approval of the annual report of the board of directors and the approval of the annual financial statements and the group financial statements;

- the allocation of profits or losses shown in the balance sheet, in particular the determination of dividends;

- the determination of interim dividends and the approval of the interim financial statements required for this purpose;

- the resolution on the repayment of the statutory capital reserve;

- the delisting of the Company's equity securities;

- the approval of the report on non-financial matters;

- if variable compensation is approved by the shareholders prospectively (which the Company's shareholders do), the board of directors must submit the compensation report established pursuant to the Swiss Code of Obligations to an advisory vote of the shareholders;

- approval of the maximum aggregate compensation of the board of directors and executive management;

- discharge of the members of the board of directors and the persons entrusted with management;

- approval of Business Combinations (as defined in the Articles of Association) unless such approval is covered by the inalienable powers of another corporate body; and

- any other resolutions that are submitted to a general meeting of shareholders pursuant to law or the Articles of Association or that are submitted to the shareholders by the board of directors.

Pursuant to the Articles of Association, the shareholders generally pass resolutions and votes with a majority of the votes cast (excluding unmarked, invalid and non-exercisable votes (which may include broker non-votes)) unless otherwise provided by Swiss law or the Articles of Association.

Swiss law and/or the Articles of Association require the affirmative vote of at least two-thirds of the shares represented at a general meeting and an absolute majority of the par value of such shares to approve certain key matters materially impacting shareholders, including, among other things, the amendment to or the modification of the Company's purposes, as stated in the Articles of Association, the creation and cancellation of shares with privileged voting rights and the restriction on the transferability of Registered Shares, the cancellation of such a restriction, the introduction of or amendment to a capital band or conditional share capital, or the delisting of the Registered Shares.

Pursuant to the Articles of Association, the presence of shareholders, in person or by proxy, holding at least a majority of the total number of shares entitled to vote at the meeting, whether such shares are represented at the meeting or not, is a quorum for the transaction of business.

Dividend Rights

Under Swiss law, dividends may be paid out only if the Company has sufficient distributable profits from the previous fiscal year or if the Company has freely distributable reserves (including contribution reserves, which are also referred to as additional paid-in capital), each as will be presented on the audited annual stand-alone statutory balance sheet of the Company. The shareholders may also resolve to pay interim dividends based on (audited) interim financial statements. The shareholders must approve distributions of dividends with a majority of the votes cast (excluding unmarked, invalid and non-exercisable votes)). The board of directors may propose to the shareholders at a shareholders' meeting that a dividend be paid but cannot itself authorize the dividend.

Payments out of share capital (in other words, the aggregate par value of the registered share capital) in the form of dividends are not allowed; however, payments out of registered share capital may be made by way of a par value reduction. Such a par value reduction requires the approval of shareholders holding a majority of the votes cast at the general meeting of shareholders (not counting abstentions and blank or invalid ballots). A special audit report must confirm that claims of creditors remain fully covered despite the (contemplated) reduction in the share capital. The board of directors must give public notice of the (contemplated or resolved) par value reduction in the Swiss Official Gazette of Commerce once and notify creditors that they may request, within 30 calendar days of the publication, security for their claims.

Liquidation Rights

Under Swiss law, unless otherwise provided for in the Articles of Association, any surplus arising out of liquidation, after the settlement of all claims of all creditors, will be distributed to shareholders in proportion to the paid-up par value of Registered Shares held, with due regard to the preferential rights of individual classes of shares, and subject to Swiss withholding tax requirements.

Other Rights and Preferences

Except as noted under "Capital Band and Conditional Share Capital" above, Company shareholders generally will have preemptive rights to purchase newly issued securities of the Company. The shareholders may, by a resolution passed by at least two-thirds of the votes represented at a general meeting and the absolute majority of the par value of the shares represented, withdraw or limit the preemptive rights for valid reasons (such as a merger or acquisition).

Swiss law limits a company's ability to hold or repurchase its own shares. The Company may only repurchase shares if and to the extent that sufficient freely distributable reserves are available, as described above. Generally, the aggregate par value of all shares held by the Company and its subsidiaries may not exceed 10% of the registered share capital of the Company. However, the Company may repurchase its own shares beyond the statutory limit of 10% if the shareholders have passed a resolution at a general meeting of shareholders (including as part of the capital band) authorizing the board of directors to repurchase shares in an amount in excess of 10% and the repurchased shares are dedicated for cancellation. Any shares repurchased pursuant to such an authorization will then be cancelled at a general meeting of shareholders upon the approval of shareholders holding a majority of the votes cast at the general meeting.

The Company does not have a shareholder rights plan. Rights plans generally discriminate in the treatment of shareholders by imposing restrictions on any shareholder who exceeds a level of ownership interest without the approval of the board of directors. Anti-takeover measures, such as rights plans that are implemented by the board of directors, would generally be restricted under Swiss corporate law by the principle of equal treatment of shareholders and the general rule that new shares may only be issued based on a shareholders' resolution.

Under Swiss law, each shareholder is entitled to file an action for damage caused to the Company. The claim of the shareholder is for performance to the Company. If the shareholder, based upon the factual and legal situation, had sufficient cause to file an action, the judge has discretion to impose on the Company all costs the plaintiff incurred in prosecuting the action.

Shareholders who suffer a direct loss due to an intentional or grossly negligent breach of a member of the board of director's or officer's duties may sue in their personal capacity for monetary compensation.

Business Combinations

Business combinations and other transactions that are binding on all shareholders are governed by the Swiss Merger Act. A merger or demerger requires that at least two-thirds of the votes represented at the general meeting of shareholders and the absolute majority of the par value of shares represented vote in favor of the transaction. If a transaction under the Swiss Merger Act receives the necessary shareholder approvals as described above, all shareholders would be compelled to participate in the transaction.

In case of a merger or demerger subject to Swiss law, the Swiss Merger Act provides that if the equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request a competent court to determine a reasonable amount of compensation. The action for review must be filed within two months of the date of publication of the shareholders' approval of the merger or demerger. The court's decision will apply to all parties who are in a similar position as the requesting shareholder. The costs of the proceedings must be assumed by the acquirer.

Swiss law generally does not prohibit business combinations with interested shareholders. However, in certain circumstances, shareholders and members of the board of directors of Swiss companies, as well as certain persons associated with them, must refund any payments they receive that are not made on an arm's length basis and if the recipient of the payment acted in bad faith.

Limitations on Ability of Shareholders to Act by Written Consent or Call Extraordinary Meeting

Swiss law permits shareholders to act by written consent in lieu of a general meeting of shareholders; however, each shareholder may request that oral deliberations at an in-person meeting be held. An extraordinary general meeting of the Company may be called upon the resolution of the board of directors or, under certain circumstances, by the auditor. Liquidators and representatives of bond creditors are also entitled to call a general meeting of the shareholders. In addition, Swiss law provides that the board of directors is required to convene an extraordinary general meeting of shareholders if so resolved by the general meeting of shareholders, or if so requested by one or more shareholders holding an aggregate of at least 5% of (i) the share capital recorded in the commercial register or (ii) the votes, specifying, among other things, the items for the agenda and their proposals.

Submission of Shareholder Proposals

One or more shareholders holding an aggregate of at least 0.5% of (i) the share capital recorded in the commercial register or (ii) the votes can request that an item be put on the agenda of a general meeting. As indicated in the Company's proxy statements for the Company's annual general meetings, the Company requires any such requests to be received by the date that is 90 calendar days in advance of the anniversary of the date that we filed our proxy statement for the previous year's annual general meeting with the SEC.

Listing

The Registered Shares are traded on the New York Stock Exchange under the trading symbol "GRMN."

EXHIBIT 10.14

GARMIN LTD.
2005 EQUITY INCENTIVE PLAN
as amended and restated on June 9, 2023
RESTRICTED STOCK UNIT AWARD AGREEMENT

(Performance-Based and Time-Based Vesting)

To: _____ ("you" or the "Grantee")

Date of Grant: _____

Performance Year: _____

Total Shares Subject to RSUs: _____ (the "Eligible Shares")

NOTICE OF GRANT:

You have been granted restricted stock units ("RSUs") relating to the shares, USD $0.10 par value per share, of Garmin Ltd. ("Shares"), subject to the terms and conditions of the Garmin Ltd. 2005 Equity Incentive Plan, as amended and restated on June 9, 2023 (the "Plan") and the Award Agreement between you and Garmin Ltd. (the "Company"), attached as Exhibit A. Accordingly, based on the satisfaction of the applicable performance-based and time-based vesting conditions set forth in this Notice of Grant, Exhibit A and Exhibit B, the Company agrees to pay you Shares as follows:

- The number of Shares that may be issued under this Agreement is a percentage (ranging from 0% to 100% or higher, as set forth in Exhibit B) of the Eligible Shares. The percentage of the Eligible Shares eligible to be issued, if any (the "Earned Shares"), is based on the satisfaction of one or more of the pre-established performance goals (the "Performance Goals") for the Company's fiscal year listed above opposite the heading "Performance Year" and the applicable weighting percentage of each such goal. The performance goals and applicable weighting percentages for each goal are set forth and described in Exhibit B to this Agreement.

- At a meeting of the Company's Compensation Committee following the end of the Performance Year (the "Certification Date"), the Company's Compensation Committee will assess the achieved level of performance and certify the goal(s) achievement.

- Any Earned Shares will be issued in three equal installments commencing within 30 days of the Certification Date and each anniversary thereof, provided you are employed with the Company on each such date.

In order to fully understand your rights under the Plan (a copy of which is attached) and the Award Agreement (the "Award Agreement"), attached as Exhibit A, you are encouraged to read the Plan and this document carefully. Please refer to the Plan document for the definition of otherwise undefined capitalized terms used in this Agreement.

By accepting these RSUs, you are also agreeing to be bound by Exhibits A and B, including the restrictive covenants in Section 7 of Exhibit A.

GARMIN LTD.

By: _____

Name: Clifton A. Pemble

Title: President and CEO

Grantee:_____

Date:_____

EXHIBIT A

AGREEMENT:

In consideration of the mutual promises and covenants contained herein and other good and valuable consideration paid by the Grantee to the Company, the Grantee and the Company agree as follows:

Section 1.   **Incorporation of Plan**

All provisions of this Award Agreement and the rights of the Grantee hereunder are subject in all respects to the provisions of the Plan and the powers of the Board therein provided. Capitalized terms used in this Award Agreement but not defined shall have the meaning set forth in the Plan.

Section 2.   **Grant of RSUs**

(a)   Calculation of Earned Shares. As of the Date of Grant identified above, the Company grants to you, subject to the terms and conditions set forth herein and in the Plan, the opportunity to receive the product of (i) the Eligible Shares and (ii) the "Aggregate Vesting Percentage" as calculated under Section 3, such product the "Earned Shares". If the application of this Section 2(a) results in a fractional Earned Share, the number of Earned Shares shall be rounded up to the nearest whole Share.

(b)   Vesting and Delivery of Earned Shares. Provided you are employed (and at all times since the Date of Grant have been employed) by the Company on a Full-Time Basis (which, for purposes of this Award Agreement, means regularly scheduled to work 30 hours or more per week) and unless your right to receive the Earned Shares has been forfeited pursuant to Sections 3 or 4 below, then (subject to Section 13 below) you will be paid one-third (1/3) of the Earned Shares within 30 days of the Certification Date (as defined on the Notice of Grant), one-third (1/3) of the Earned Shares on the first anniversary of the Certification Date and one-third of the Earned Shares on the second anniversary of the Certification Date. If any of the first or second anniversaries of the Certification Date is a Saturday or Sunday or any other non-business day, then you will be paid the Earned Shares payable on that date on the next business day. For purposes of this Agreement, except where the Board otherwise determines, a Grantee who, immediately before taking a Company-approved leave of absence, was employed on a Full-Time Basis will be considered employed on a Full-Time Basis during the period of such Company-approved leave.

Section 3.   **Calculation of Aggregate Vesting Percentage; Forfeiture of Unearned Shares**

The "Aggregate Vesting Percentage" is the total of the individual vesting percentages for each of the achieved Performance Goals for the Performance Year as set forth on Exhibit B. All Eligible Shares, if any, which, due to the Aggregate Vesting Percentage being less than 100% do not become Earned Shares, shall be immediately forfeited as of the Certification Date.

Section 4. **Effect of Termination of Affiliation or Cessation as Full-Time Employee**

If you have a Termination of Affiliation or cease to be employed on a Full-Time Basis for any reason, including termination by the Company with or without Cause, voluntary resignation, change in employment status from full-time to part-time, death, or Disability, the effect of such Termination of Affiliation or ceasing to be employed on a Full-Time Basis on all or any portion of the RSUs is as provided below.

(a)   If you have a Termination of Affiliation on account of death or Disability after the Certification Date, any Earned Shares that were forfeitable immediately before such Termination of Affiliation shall thereupon become non-forfeitable and the Company shall, promptly settle all such Earned Shares by delivery to you (or, after your death, to your personal representative or designated beneficiary) a number of unrestricted Shares equal to the aggregate number of your remaining Earned Shares;

(b)   If you have a Termination of Affiliation on account of death or Disability before the Certification Date, within 30 days following the Certification Date the Company shall settle that number of your Eligible Shares which would have become Earned Shares as of the Certification Date but for your death or Disability;

(c)   If you have a Termination of Affiliation after the Certification Date and during the period ("Change of Control Period") commencing on a Change of Control and ending on the first anniversary of the Change of Control, which Termination of Affiliation is initiated by the Company or a Subsidiary other than for Cause, or initiated by the Grantee for Good Reason, then any Earned Shares that were forfeitable at the time of such Termination of Affiliation shall thereupon become non-forfeitable and the Company shall immediately settle all Earned Shares by delivery to you of a number of unrestricted Shares equal to the aggregate number of your remaining Earned Shares;

(d)   If you have a Termination of Affiliation before the Certification Date and during the Change of Control Period, which Termination of Affiliation is initiated by the Company or a Subsidiary other than for Cause, or initiated by the Grantee for Good Reason, then all of your Eligible Shares that would have become Earned Shares as of the Certification Date but for such Termination of Affiliation shall thereupon become Earned Shares and non-forfeitable and the Company shall within 30 days of the Certification Date settle all such Earned Shares by delivery to you a number of unrestricted Shares equal to the aggregate number of your Earned Shares;

(e)   If you have a Termination of Affiliation for Cause or for any reason other than for (i) death or Disability or (ii) under the circumstances described above in Section 4(c) or (d), then your Eligible Shares (to the extent such Termination of Affiliation occurs before the Certification Date) or your Earned Shares (to the extent such Termination of Affiliation occurs after the Certification Date), to the extent forfeitable immediately before such Termination of Affiliation, shall thereupon automatically be forfeited and you shall have no further rights under this Award Agreement;

(f)   If you cease to be employed on a Full-Time Basis for any reason other than as provided above in Sections 4(c) or (d), your Eligible Shares (to the extent such Termination of Affiliation occurs before the Certification Date) or your Earned Shares (to the extent such Termination of Affiliation occurs after the Certification Date), to the extent forfeitable immediately before such cessation of employment on a Full-Time Basis, shall thereupon automatically be forfeited and you shall have no further rights under this Award Agreement.

Section 5.   Investment Intent

The Grantee agrees that the Shares acquired pursuant to the vesting of one or more tranches of Earned Shares shall be acquired for his/her own account for investment only and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act of 1933 (the "1933 Act") or other applicable securities laws. The Company may, but in no event shall be required to, bear any expenses of complying with the 1933 Act, other applicable securities laws or the rules and regulations of any national securities exchange or other regulatory authority in connection with the registration, qualification, or transfer, as the case may be, of this Award Agreement or any Shares acquired hereunder. The foregoing restrictions on the transfer of the Shares shall be inoperative if (a) the Company previously shall have been furnished with an opinion of counsel, satisfactory to it, to the effect that such transfer will not involve any violation of the 1933 Act and other applicable securities laws or (b) the Shares shall have been duly registered in compliance with the 1933 Act and other applicable state or federal securities laws. If this Award Agreement, or the Shares subject to this Award Agreement, are so registered under the 1933 Act, the Grantee agrees that he will not make a public offering of the said Shares except on a national securities exchange on which the shares of the Company are then listed.

Section 6.   Non-transferability of RSUs, Eligible Shares and Earned Shares

No rights under this Award Agreement relating to the RSUs or any undelivered Eligible Shares or Earned Shares may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, including, unless specifically approved by the Company, any purported transfer to a current spouse or former spouse in connection with a legal separation or divorce proceeding. All rights with respect to the RSUs or any undelivered Eligible Shares or Earned Shares granted to the Grantee shall be available during his or her lifetime only to the Grantee.

Section 7.   Restrictive Covenants

In consideration of the RSUs granted to the Grantee under this Award Agreement and in addition to any other restrictive agreements the Grantee may have entered into with the Company, the Grantee accepts and agrees to be bound by the restrictive covenants set forth below in this Section 7, and acknowledges that these restrictive covenants are fair and reasonable in light of the Company's legitimate business interest in protecting the Company's and its Subsidiaries' trade secrets, other commercially sensitive business information, and their customer, employee, and other business relationships. The Grantee hereby agrees to the following restrictive covenants:

(a)   ***Non-competition.***   During the Grantee's employment and until one year after the Grantee ceases being employed by or acting as a consultant or independent contractor to the Company or any Subsidiary, the Grantee will not perform executive, managerial, professional, engineering, technical, business development, supply chain or sales services in the United States as an employee, director, officer, consultant, independent contractor or advisor, or invest in, whether in the form of equity or debt, or otherwise have an ownership interest in any company, entity or person that competes with the Company in any of its operating segments. The Grantee expressly acknowledges that the Company and its United States Subsidiaries have a nationwide business and customer base in each of its operating segments. The Grantee expressly acknowledges and agrees that a nationwide restriction is reasonable under the circumstances and necessary in order to protect the legitimate business interests of the Company and its United States Subsidiaries.   Nothing in this Section 7(a) shall, however, restrict the Grantee from making an investment in and owning up to one-percent (1%) of the common stock of any company whose stock is listed on a national securities exchange or actively traded in an over-the-counter market; provided that such investment does not give the Grantee the right or ability to control or influence the policy decisions of any competitor of the Company or a Subsidiary.

(b)   ***Non-Solicitation of Customers, Suppliers, Business Partners and Vendors.*** During the Grantee's employment and until one year after the Grantee ceases being employed by the Company or any Subsidiary, the Grantee will not, either directly or indirectly through another business or person, solicit, or assist others in soliciting or attempting to solicit any customer, prospective customer, vendor, prospective vendor, supplier business partner of the Company or Subsidiary with whom the Grantee had contact with during the last two years of Grantee's employment.

(c)   ***Non-solicitation of Employees.*** During the Grantee's employment and until one year after the Grantee ceases being employed by or acting as a consultant or independent contractor to the Company or any Subsidiary, the Grantee will not, either directly or indirectly through another business or person, solicit, hire, recruit, employ, or attempt to solicit, hire, recruit or employ, or facilitate any such acts by others, any person then currently employed by the Company or any Subsidiary.

(d)   ***No Application in Certain States or Jurisdictions***. Sections 7(a), 7(b) and 7(c) do not apply to employment in California, Oklahoma or Minnesota or in any other state or jurisdiction where such provisions are prohibited by law.

(e) ***Confidentiality.*** The Grantee acknowledges that it is the policy of the Company and its subsidiaries to maintain as secret and confidential all valuable and unique information and techniques acquired, developed or used by the Company and its Subsidiaries relating to their businesses, operations, employees and customers ("Confidential Information"). The Grantee recognizes that the Confidential Information is the sole and exclusive property of the Company and its subsidiaries, and that disclosure of Confidential Information would cause damage to the Company and its Subsidiaries. The Grantee shall not at any time disclose or authorize anyone else to disclose any Confidential Information or proprietary information that (A) is disclosed to or known by the Grantee as a result or as a consequence of or through the Grantee's performance of services for the Company or any Subsidiary, (B) is not publicly or generally known outside the Company and (C) relates in any manner to the Company's business. This obligation will continue even though the Grantee's employment with the Company or a Subsidiary may have terminated. This paragraph 7(e) shall apply in addition to, and not in derogation of any other confidentiality agreements that may exist, now or in the future, between the Grantee and the Company or any Subsidiary.

(f) ***Remedy.*** The Grantee acknowledges irreparable harm would result from any breach of this Section and that monetary damages alone would not provide adequate relief or remedy. Accordingly, the Grantee specifically agrees that, if the Grantee breaches any of the Grantee's obligations under this Section 7, the Company and any Subsidiary shall be entitled to injunctive relief. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary shall be precluded from pursuing any and all remedies they may have at law or in equity for any breach of Grantee's restrictive covenants in this Section 7.

Section 8.   Status of the Grantee

The Grantee shall not be deemed a shareholder of the Company with respect to any of the Shares subject to this Award Agreement until such time as the underlying Shares shall have been issued to him or her. The Company shall not be required to issue or transfer any Shares pursuant to this Award Agreement until all applicable requirements of law have been complied with and such Shares shall have been duly listed on any securities exchange on which the Shares may then be listed. Grantee (i) is not entitled to receive any dividends or dividend equivalents, whether such dividends would be paid in cash or in kind, or receive any other distributions made with respect to the RSUs or any undelivered Eligible Shares or Earned Shares , and (ii) does not have nor may he or she exercise any voting rights with respect to any of the RSUs or any undelivered Eligible Shares or Earned Shares, in both cases (i) and (ii) above, unless and until the actual Shares underlying any Earned Shares have been delivered pursuant to this Award Agreement.

Section 9.   No Effect on Capital Structure

This Award Agreement shall not affect the right of the Company to reclassify, recapitalize or otherwise change its capital or debt structure or to merge, consolidate, convey any or all of its assets, dissolve, liquidate, windup, or otherwise reorganize.

Section 10.   <u>Adjustments</u>

Notwithstanding any provision herein to the contrary, in the event of any change in the number of outstanding Shares effected without receipt of consideration therefor by the Company, by reason of a merger, reorganization, consolidation, recapitalization, separation, liquidation, stock dividend, stock split, share combination or other change in the corporate structure of the Company affecting the Shares, the aggregate number and class of Shares subject to this Award Agreement shall be automatically adjusted to accurately and equitably reflect the effect thereon of such change; provided, however, that any fractional share resulting from such adjustment shall be eliminated. In the event of a dispute concerning such adjustment, the decision of the Board shall be conclusive.

Section 11.   <u>Amendments</u>

This Award Agreement may be amended only by a writing executed by the Company and the Grantee which specifically states that it is amending this Award Agreement; provided that this Award Agreement is subject to the power of the Board to amend the Plan as provided therein. Except as otherwise provided in the Plan, no such amendment shall materially adversely affect the Grantee's rights under this Award Agreement without the Grantee's consent.

Section 12.   <u>Board Authority</u>

Any questions concerning the interpretation of this Award Agreement, any adjustments required to be made under Sections 10 or 11 of this Award Agreement, and any controversy which arises under this Award Agreement shall be settled by the Board in its sole discretion.

Section 13.   <u>Withholding</u>

At the time any of the Earned Shares are delivered to you pursuant to this Award Agreement, the Company will be obligated to pay withholding and social taxes on your behalf. Accordingly, the Company shall have the power to withhold, or require you to remit to the Company, an amount sufficient to satisfy any such federal, state, local or foreign withholding tax or social tax requirements. At the Company's discretion, withholding may be taken from other compensation payable to you or may be satisfied by reducing the number of Shares deliverable to you. If the Company elects to reduce the number of Shares deliverable to you and less than the full value of a Share is needed to satisfy any applicable withholding taxes, the Company will distribute to you the value of the remaining fractional share in cash in an amount equal to the Fair Market Value of a Share as of the Settlement Date multiplied by the remaining fractional Share.

Section 14.   <u>Notice</u>

Whenever any notice is required or permitted hereunder, such notice must be given in writing Any notice required or permitted to be delivered hereunder shall be effective upon receipt thereof by the addressee The Company or the Grantee may change, at any time and from time to time, by written notice to the other, the address specified for receiving notices. Until changed in accordance herewith, the Company's address for receiving notices shall be Garmin Ltd., Attention: General Counsel, Mühlentalstrasse 2, 8200 Schaffhausen, Switzerland. Unless changed, the Grantee's address for receiving notices shall be the last known address of the Grantee on the Company's records. It shall be the Grantee's sole responsibility to notify the Company as to any change in his or her address. Such notification shall be made in accordance with this Section 14.

Section 15.   <u>Severability</u>

If any part of this Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any part of this Award Agreement not declared to be unlawful or invalid. Any part so declared unlawful or invalid shall, if possible, be construed in a manner which gives effect to the terms of such part to the fullest extent possible while remaining lawful and valid. Additionally, if any of the covenants in Section 7 are determined by a court to be unenforceable in whole or in part because of such covenant's duration or geographical or other scope, such court shall have the power to modify the duration or scope of such provision as the case may be, so as to cause such covenant, as so modified, to be enforceable.

Section 16.   <u>Binding Effect</u>

This Award Agreement shall bind, and, except as specifically provided herein, shall inure to the benefit of the respective heirs, legal representatives, successors and assigns of the parties hereto.

Section 17.   <u>Governing Law and Jurisdiction</u>

This Award Agreement and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Kansas without giving effect to the principles of the Conflict of Laws to the contrary. Except as otherwise provided by mandatory forum requirements of the applicable law, the courts of the State of Kansas shall have exclusive jurisdiction with regard to any disputes under the Plan. The Company shall retain, however, in addition the right to bring any claim in any other appropriate forum.

<u>**EXHIBIT B**</u>

[PERFORMANCE GOALS AND WEIGHTING PERCENTAGE]

EXHIBIT 10.15

GARMIN LTD.
2005 EQUITY INCENTIVE PLAN
as amended and restated on June 9, 2023
RESTRICTED STOCK UNIT AWARD AGREEMENT

(Performance-Based and Time-Based Vesting)
(For Executive Officers)

To: _____ ("you" or the "Grantee")

Date of Grant: _____

Performance Year: _____

Total Shares Subject to RSUs: _____(the "Eligible Shares")

NOTICE OF GRANT:

You have been granted restricted stock units ("RSUs") relating to the shares, USD $0.10 par value per share, of Garmin Ltd. ("Shares"), subject to the terms and conditions of the Garmin Ltd. 2005 Equity Incentive Plan, as amended and restated on June 9, 2023 (the "Plan") and the Award Agreement between you and Garmin Ltd. (the "Company"), attached as Exhibit A. Accordingly, based on the satisfaction of the applicable performance-based and time-based vesting conditions set forth in this Notice of Grant, Exhibit A and Exhibit B, the Company agrees to pay you Shares as follows:

- The number of Shares that may be issued under this Agreement is a percentage (ranging from 0% to 100% or higher, as set forth in Exhibit B) of the Eligible Shares. The percentage of the Eligible Shares eligible to be issued, if any (the "Earned Shares"), is based on the satisfaction of one or more of the preestablished performance goals (the "Performance Goals") for the Company's fiscal year listed above opposite the heading "Performance Year" and the applicable weighting percentage of each such goal. The performance goals and applicable weighting percentages for each goal are set forth and described in Exhibit B to this Agreement.

- At a meeting of the Company's Compensation Committee following the end of the Performance Year (the "Certification Date"), the Company's Compensation Committee will assess the achieved level of performance and certify the goal(s) achievement.

- Any Earned Shares will be issued in three equal installments commencing within 30 days of the Certification Date and each anniversary thereof, provided you are employed with the Company on each such date.

In order to fully understand your rights under the Plan (a copy of which is attached) and the Award Agreement (the "Award Agreement"), attached as Exhibit A, you are encouraged to read the Plan and this document carefully. Please refer to the Plan document for the definition of otherwise undefined capitalized terms used in this Agreement.

By accepting these RSUs, you are also agreeing to be bound by Exhibits A and B, including the restrictive covenants in Section 7 of Exhibit A.

GARMIN LTD.

By:
Name: Clifton A. Pemble
Title: President and CEO

Grantee:_____

Date:_____

**EXHIBIT A**

**AGREEMENT:**

In consideration of the mutual promises and covenants contained herein and other good and valuable consideration paid by the Grantee to the Company, the Grantee and the Company agree as follows:

Section 1.   Incorporation of Plan

All provisions of this Award Agreement and the rights of the Grantee hereunder are subject in all respects to the provisions of the Plan and the powers of the Board therein provided. Capitalized terms used in this Award Agreement but not defined shall have the meaning set forth in the Plan.

Section 2.   Grant of RSUs

(a)   Calculation of Earned Shares. As of the Date of Grant identified above, the Company grants to you, subject to the terms and conditions set forth herein and in the Plan, the opportunity to receive the product of (i) the Eligible Shares and (ii) the "Aggregate Vesting Percentage" as calculated under Section 3, such product the "Earned Shares". If the application of this Section 2(a) results in a fractional Earned Share, the number of Earned Shares shall be rounded up to the nearest whole Share.

(b)   Vesting and Delivery of Earned Shares. Provided you are employed (and at all times since the Date of Grant have been employed) by the Company on a Full-Time Basis (which, for purposes of this Award Agreement, means regularly scheduled to work 30 hours or more per week) and unless your right to receive the Earned Shares has been forfeited pursuant to Sections 3 or 4 below, then (subject to Section 13 below) you will be paid one-third (1/3) of the Earned Shares within 30 days of the Certification Date (as defined on the Notice of Grant), one-third (1/3) of the Earned Shares on the first anniversary of the Certification Date and one-third of the Earned Shares on the second anniversary of the Certification Date. If any of the first or second anniversaries of the Certification Date is a Saturday or Sunday or any other non-business day, then you will be paid the Earned Shares payable on that date on the next business day. For purposes of this Agreement, except where the Board otherwise determines, a Grantee who, immediately before taking a Company-approved leave of absence, was employed on a Full-Time Basis will be considered employed on a Full-Time Basis during the period of such Company-approved leave.

Section 3.   Calculation of Aggregate Vesting Percentage; Forfeiture of Unearned Shares

The "Aggregate Vesting Percentage" is the total of the individual vesting percentages for each of the achieved Performance Goals for the Performance Year as set forth on Exhibit B.   All Eligible Shares, if any, which, due to the Aggregate Vesting Percentage being less than 100% do not become Earned Shares, shall be immediately forfeited as of the Certification Date.

Section 4. **Effect of Termination of Affiliation or Cessation as Full-Time Employee**

If you have a Termination of Affiliation or cease to be employed on a Full-Time Basis for any reason, including termination by the Company with or without Cause, voluntary resignation, change in employment status from full-time to part-time, death, or Disability, the effect of such Termination of Affiliation or ceasing to be employed on a Full-Time Basis on all or any portion of the RSUs is as provided below.

(a)   If you have a Termination of Affiliation on account of death or Disability after the Certification Date, any Earned Shares that were forfeitable immediately before such Termination of Affiliation shall thereupon become nonforfeitable and the Company shall, promptly settle all such Earned Shares by delivery to you (or, after your death, to your personal representative or designated beneficiary) a number of unrestricted Shares equal to the aggregate number of your remaining Earned Shares;

(b)   If you have a Termination of Affiliation on account of death or Disability before the Certification Date, within 30 days following the Certification Date the Company shall settle that number of your Eligible Shares which would have become Earned Shares as of the Certification Date but for your death or Disability;

(c)   If you have a Termination of Affiliation after the Certification Date and during the period ("Change of Control Period") commencing on a Change of Control and ending on the first anniversary of the Change of Control, which Termination of Affiliation is initiated by the Company or a Subsidiary other than for Cause, or initiated by the Grantee for Good Reason, then any Earned Shares that were forfeitable at the time of such Termination of Affiliation shall thereupon become nonforfeitable and the Company shall immediately settle all Earned Shares by delivery to you of a number of unrestricted Shares equal to the aggregate number of your remaining Earned Shares;

(d)   If you have a Termination of Affiliation before the Certification Date and during the Change of Control Period, which Termination of Affiliation is initiated by the Company or a Subsidiary other than for Cause, or initiated by the Grantee for Good Reason, then all of your Eligible Shares that would have become Earned Shares as of the Certification Date but for such Termination of Affiliation shall thereupon become Earned Shares and nonforfeitable and the Company shall within 30 days of the Certification Date settle all such Earned Shares by delivery to you a number of unrestricted Shares equal to the aggregate number of your Earned Shares;

(e)   If you have a Termination of Affiliation for Cause or for any reason other than for (i) death or Disability or (ii) under the circumstances described above in Section 4(c) or (d), then your Eligible Shares (to the extent such Termination of Affiliation occurs before the Certification Date) or your Earned Shares (to the extent such Termination of Affiliation occurs after the Certification Date), to the extent forfeitable immediately before such Termination of Affiliation, shall thereupon automatically be forfeited and you shall have no further rights under this Award Agreement;

(f)   If you cease to be employed on a Full-Time Basis for any reason other than as provided above in Sections 4(c) or (d), your Eligible Shares (to the extent such Termination of Affiliation occurs before the Certification Date) or your Earned Shares (to the extent such Termination of Affiliation occurs after the Certification Date), to the extent forfeitable immediately before such cessation of employment on a Full-Time Basis, shall thereupon automatically be forfeited and you shall have no further rights under this Award Agreement.

Section 5.   Investment Intent

The Grantee agrees that the Shares acquired pursuant to the vesting of one or more tranches of Earned Shares shall be acquired for his/her own account for investment only and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act of 1933 (the "1933 Act") or other applicable securities laws. The Company may, but in no event shall be required to, bear any expenses of complying with the 1933 Act, other applicable securities laws or the rules and regulations of any national securities exchange or other regulatory authority in connection with the registration, qualification, or transfer, as the case may be, of this Award Agreement or any Shares acquired hereunder. The foregoing restrictions on the transfer of the Shares shall be inoperative if (a) the Company previously shall have been furnished with an opinion of counsel, satisfactory to it, to the effect that such transfer will not involve any violation of the 1933 Act and other applicable securities laws or (b) the Shares shall have been duly registered in compliance with the 1933 Act and other applicable state or federal securities laws. If this Award Agreement, or the Shares subject to this Award Agreement, are so registered under the 1933 Act, the Grantee agrees that he will not make a public offering of the said Shares except on a national securities exchange on which the shares of the Company are then listed.

Section 6.   Nontransferability of RSUs, Eligible Shares and Earned Shares

No rights under this Award Agreement relating to the RSUs or any undelivered Eligible Shares or Earned Shares may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, including, unless specifically approved by the Company, any purported transfer to a current spouse or former spouse in connection with a legal separation or divorce proceeding. All rights with respect to the RSUs or any undelivered Eligible Shares or Earned Shares granted to the Grantee shall be available during his or her lifetime only to the Grantee.

Section 7.   Restrictive Covenants

In consideration of the RSUs granted to the Grantee under this Award Agreement and in and in addition to any restrictive agreements the Grantee may have entered into with the Company, the Grantee accepts and agrees to be bound by the restrictive covenants set forth below in this Section 7, and acknowledges that these restrictive covenants are fair and reasonable in light of the Company's legitimate business interest in protecting the Company's and its Subsidiaries' trade secrets, other commercially sensitive business information, and their customer, employee, and other business relationships. The Grantee hereby agrees to the following restrictive covenants:

(a) ***Noncompetition.*** During the Grantee's employment and until one year after the Grantee ceases being employed by or acting as a consultant or independent contractor to the Company or any Subsidiary, the Grantee will not perform executive, managerial, professional, engineering, technical, business development, supply chain or sales services worldwide as an employee, director, officer, consultant, independent contractor or advisor, or invest in, whether in the form of equity or debt, or otherwise have an ownership interest in any company, entity or person that directly competes with the Company in any of its operating segments. The Grantee expressly acknowledges that the Company and its Subsidiaries have a worldwide business and customer base in each of its operating segments. The Grantee expressly acknowledges and agrees that a worldwide restriction is reasonable under the circumstances and necessary in order to protect the legitimate business interests of the Company and its Subsidiaries. Nothing in this Section 7(a) shall, however, restrict the Grantee from making an investment in and owning up to one-percent (1%) of the common stock of any company whose stock is listed on a national securities exchange or actively traded in an over-the-counter market; provided that such investment does not give the Grantee the right or ability to control or influence the policy decisions of any direct competitor of the Company or a Subsidiary.

(b) ***Nonsolicitation of Customers, Suppliers, Business Partners and Vendors.*** During the Grantee's employment and until one year after the Grantee ceases being employed by or acting as a consultant or independent contractor to the Company or any Subsidiary, the Grantee will not, either directly or indirectly through another business or person, , solicit or assist others in soliciting or attempt to solicit any customer, prospective customer, vendor, prospective vendor, supplier or other similar business relation or (to the Grantee's knowledge) prospective business relation of the Company or any Subsidiary with whom the Grantee had contact with during the last two years of the Grantee's employment.

(c) ***Nonsolicitation of Employees.*** During the Grantee's employment and until one year after the Grantee ceases being employed by or acting as a consultant or independent contractor to the Company or any Subsidiary, the Grantee will not, either directly or indirectly through another business or person, solicit, hire, recruit, employ, or attempt to solicit, hire, recruit or employ, or facilitate any such acts by others, any person then currently employed by the Company or any Subsidiary.

(d) ***No Application in Certain States or Jurisdictions***. Sections 7(a), 7(b) and 7(c) do not apply to employment in California, Oklahoma or Minnesota or in any other state or jurisdiction where such provisions are prohibited by law.

(e) *Confidentiality.* The Grantee acknowledges that it is the policy of the Company and its subsidiaries to maintain as secret and confidential all valuable and unique information and techniques acquired, developed or used by the Company and its Subsidiaries relating to their businesses, operations, employees and customers ("Confidential Information"). The Grantee recognizes that the Confidential Information is the sole and exclusive property of the Company and its subsidiaries, and that disclosure of Confidential Information would cause damage to the Company and its Subsidiaries. The Grantee shall not at any time disclose or authorize anyone else to disclose any Confidential Information or proprietary information that (A) is disclosed to or known by the Grantee as a result or as a consequence of or through the Grantee's performance of services for the Company or any Subsidiary, (B) is not publicly or generally known outside the Company and (C) relates in any manner to the Company's business. This obligation will continue even though the Grantee's employment with the Company or a Subsidiary may have terminated. This paragraph 7(e) shall apply in addition to, and not in derogation of any other confidentiality agreements that may exist, now or in the future, between the Grantee and the Company or any Subsidiary.

(f) *Remedy.* The Grantee acknowledges that irreparable harm would result from any breach of this Section and that monetary damages alone would not provide adequate relief or remedy. Accordingly, the Grantee specifically agrees that, if the Grantee breaches any of the Grantee's obligations under this Section 7, the Company and any Subsidiary shall be entitled to injunctive relief. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary shall be precluded from pursuing any remedies they may have at law or in equity for any breach of Grantee's restrictive covenants in this Section 7.

Section 8. Status of the Grantee

The Grantee shall not be deemed a shareholder of the Company with respect to any of the Shares subject to this Award Agreement until such time as the underlying Shares shall have been issued to him or her. The Company shall not be required to issue or transfer any Shares pursuant to this Award Agreement until all applicable requirements of law have been complied with and such Shares shall have been duly listed on any securities exchange on which the Shares may then be listed. Grantee (i) is not entitled to receive any dividends or dividend equivalents, whether such dividends would be paid in cash or in kind, or receive any other distributions made with respect to the RSUs or any undelivered Eligible Shares or Earned Shares , and (ii) does not have nor may he or she exercise any voting rights with respect to any of the RSUs or any undelivered Eligible Shares or Earned Shares, in both cases (i) and (ii) above, unless and until the actual Shares underlying any Earned Shares have been delivered pursuant to this Award Agreement.

Section 9. No Effect on Capital Structure

This Award Agreement shall not affect the right of the Company to reclassify, recapitalize or otherwise change its capital or debt structure or to merge, consolidate, convey any or all of its assets, dissolve, liquidate, windup, or otherwise reorganize.

Section 10. <u>Adjustments</u>

Notwithstanding any provision herein to the contrary, in the event of any change in the number of outstanding Shares effected without receipt of consideration therefor by the Company, by reason of a merger, reorganization, consolidation, recapitalization, separation, liquidation, stock dividend, stock split, share combination or other change in the corporate structure of the Company affecting the Shares, the aggregate number and class of Shares subject to this Award Agreement shall be automatically adjusted to accurately and equitably reflect the effect thereon of such change; provided, however, that any fractional share resulting from such adjustment shall be eliminated. In the event of a dispute concerning such adjustment, the decision of the Board shall be conclusive.

Section 11. <u>Amendments</u>

This Award Agreement may be amended only by a writing executed by the Company and the Grantee which specifically states that it is amending this Award Agreement; provided that this Award Agreement is subject to the power of the Board to amend the Plan as provided therein. Except as otherwise provided in the Plan, no such amendment shall materially adversely affect the Grantee's rights under this Award Agreement without the Grantee's consent.

Section 12. <u>Board Authority</u>

Any questions concerning the interpretation of this Award Agreement, any adjustments required to be made under Sections 10 or 11 of this Award Agreement, and any controversy which arises under this Award Agreement shall be settled by the Board in its sole discretion.

Section 13. <u>Withholding</u>

At the time any of the Earned Shares are delivered to you pursuant to this Award Agreement, the Company will be obligated to pay withholding and social taxes on your behalf. Accordingly, the Company shall have the power to withhold, or require you to remit to the Company, an amount sufficient to satisfy any such federal, state, local or foreign withholding tax or social tax requirements. At the Company's discretion, withholding may be taken from other compensation payable to you or may be satisfied by reducing the number of Shares deliverable to you. If the Company elects to reduce the number of Shares deliverable to you and less than the full value of a Share is needed to satisfy any applicable withholding taxes, the Company will distribute to you the value of the remaining fractional share in cash in an amount equal to the Fair Market Value of a Share as of the Settlement Date multiplied by the remaining fractional Share.

Section 14. <u>Notice</u>

Whenever any notice is required or permitted hereunder, such notice must be given in writing Any notice required or permitted to be delivered hereunder shall be effective upon receipt thereof by the addressee The Company or the Grantee may change, at any time and from time to time, by written notice to the other, the address specified for receiving notices. Until changed in accordance herewith, the Company's address for receiving notices shall be Garmin Ltd., Attention: General Counsel, Mühlentalstrasse 2, 8200 Schaffhausen, Switzerland. Unless changed, the Grantee's address for receiving notices shall be the last known address of the Grantee on the Company's records. It shall be the Grantee's sole responsibility to notify the Company as to any change in his or her address. Such notification shall be made in accordance with this Section 14.

Section 15.   <u>**Severability**</u>

If any part of this Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any part of this Award Agreement not declared to be unlawful or invalid. Any part so declared unlawful or invalid shall, if possible, be construed in a manner which gives effect to the terms of such part to the fullest extent possible while remaining lawful and valid. Additionally, if any of the covenants in Section 7 are determined by a court to be unenforceable in whole or in part because of such covenant's duration or geographical or other scope, such court shall modify the duration or scope of such provision as the case may be, so as to cause such covenant, as so modified, to be enforceable.

Section 16.   <u>**Binding Effect**</u>

This Award Agreement shall bind, and, except as specifically provided herein, shall inure to the benefit of the respective heirs, legal representatives, successors and assigns of the parties hereto.

Section 17.   <u>**Governing Law and Jurisdiction**</u>

This Award Agreement and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Kansas without giving effect to the principles of the Conflict of Laws to the contrary. Except as otherwise provided by mandatory forum requirements of the applicable law, the courts of the State of Kansas shall have exclusive jurisdiction with regard to any disputes under the Plan. The Company shall retain, however, in addition the right to bring any claim in any other appropriate forum.

Section 18.   **Shareholder Approval and Company Clawback or Recoupment Policies**

You acknowledge that any award under the Notice of Grant may be subject to certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank") that could require the Company to recover certain amounts of incentive compensation paid to certain executive officers if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirements under any applicable securities laws. By accepting this grant, whether or not any compensation is ultimately paid hereunder, you agree and consent to any forfeiture or required recovery or reimbursement obligations of the Company with respect to any compensation paid to you that is forfeitable or recoverable by the Company pursuant to Dodd-Frank and in accordance with any Company policies and procedures adopted by the Compensation Committee in order to comply with Dodd Frank, as the same may be amended from time to time.


EXHIBIT B

[PERFORMANCE GOALS AND WEIGHTING PERCENTAGE]

APPENDIX TO RESTRICTED STOCK AWARD AGREEMENT


This Appendix includes additional terms and conditions that govern the Restricted Stock Unit awards if the Grantee is a member of the Company's Executive Management.

You acknowledge that any award under this Notice of Grant is, to the extent required by applicable Swiss law and the articles of association of the Company subject to approval by the general meeting of shareholders of the Company and subject to recovery, forfeiture or clawback by the Company if and to the extent (i) the award is granted prior to approval by the general meeting of shareholders and (ii) the first general meeting of shareholders to whom the Company's board of directors submits for approval the proposed amount of compensation for the period for which the awards have been granted does not approve the proposal.

EXHIBIT 10.16


GARMIN LTD.
2005 EQUITY INCENTIVE PLAN
as amended and restated on June 9, 2023
RESTRICTED STOCK UNIT AWARD AGREEMENT


To: _____ ("you" or the "Grantee")

Date of Grant: _____


<u>NOTICE OF GRANT</u>:


You have been granted restricted stock units ("RSUs") relating to the shares, USD $0.10 par value per share, of Garmin Ltd. ("Shares"), subject to the terms and conditions of the Garmin Ltd. 2005 Equity Incentive Plan, as amended and restated on June 9, 2023 (the "Plan") and the Award Agreement between you and Garmin Ltd. (the "Company"), attached as Exhibit A. Accordingly, provided you satisfy the conditions set forth in this Notice of Grant and Exhibit A, the Company agrees to pay you Shares as follows:

Number of RSUs Granted	Dates Payable	Date Grantee Must Be Employed To Receive Award
_____ Shares	_____, 20__	_____, 20__
_____ Shares	_____, 20__	_____, 20__
_____ Shares	_____, 20__	_____, 20__

In order to fully understand your rights under the Plan (a copy of which is attached) and the Award Agreement (the "Award Agreement"), attached as Exhibit A, you are encouraged to read the Plan and this document carefully. Please refer to the Plan document for the definition of capitalized terms used in this Agreement.

<u>By accepting these RSUs, you are also agreeing to be bound by Exhibit A, including the restrictive covenants in Section 6 of Exhibit A.</u>

GARMIN LTD.

By: _____
Name: Clifton A. Pemble
Title: President and CEO

<p style="text-align: center;"><u>**EXHIBIT A**</u></p>

<p style="text-align: center;">**AGREEMENT:**</p>

In consideration of the mutual promises and covenants contained herein and other good and valuable consideration paid by the Grantee to the Company, the Grantee and the Company agree as follows:

Section 1.   <u>**Incorporation of Plan**</u>

All provisions of this Award Agreement and the rights of the Grantee hereunder are subject in all respects to the provisions of the Plan and the powers of the Board therein provided. Capitalized terms used in this Award Agreement but not defined shall have the meaning set forth in the Plan.

Section 2.   <u>**Grant of RSUs**</u>

As of the Date of Grant identified above, the Company grants to you, subject to the terms and conditions set forth herein and in the Plan, the opportunity to receive that number of unrestricted Shares identified below the heading "Number of RSUs Granted" on the Notice of Grant (the "RSUs"). Provided you are employed (and at all times since the Date of Grant have been employed) by the Company on a Full-Time Basis (which, for purposes of this Award Agreement, means regularly scheduled to work 30 hours or more per week) and unless your right to receive the RSUs has been forfeited pursuant to Section 3 below, then (subject to Section 12 below) you will be paid a number of unrestricted Shares equal to the aggregate number of your remaining RSUs on the dates above identified below the heading "Dates Payable" on the Notice of Grant. If a date under "Dates Payable" is a Saturday or Sunday or any other non-business day, then you will be paid the Shares payable on that date on the next business day. For purposes of this Agreement, except where the Board otherwise determines, a Grantee who, immediately before taking a Company-approved leave of absence, was employed on a Full-Time Basis will be considered employed on a Full-Time Basis during the period of such Company-approved leave.

Section 3.   <u>**Effect of Termination of Affiliation or Cessation as Full-Time Employee**</u>

If you have a Termination of Affiliation or cease to be employed on a Full-Time Basis for any reason, including termination by the Company with or without Cause, voluntary resignation, change in employment status from full-time to part-time, death, or Disability, the effect of such Termination of Affiliation or ceasing to be employed on a Full-Time Basis on all or any portion of the RSUs is as provided below.

(a)   If you have a Termination of Affiliation on account of death or Disability, your RSUs that were forfeitable immediately before such Termination of Affiliation, if any, shall thereupon become nonforfeitable and the Company shall, promptly settle all RSUs by delivery to you (or, after your death, to your personal representative or designated beneficiary) a number of unrestricted Shares equal to the aggregate number of your remaining RSUs;

(b)   If you have a Termination of Affiliation during the period ("Change of Control Period") commencing on a Change of Control and ending on the first anniversary of the Change of Control, which Termination of Affiliation is initiated by the Company or a Subsidiary other than for Cause, or initiated by the Grantee for Good Reason, then your RSUs that were forfeitable shall thereupon become nonforfeitable and the Company shall immediately settle all RSUs by delivery to you a number of unrestricted Shares equal to the aggregate number of your remaining RSUs;

(c)   If you have a Termination of Affiliation for Cause or for any reason other than for, death or Disability, or under the circumstances described in immediately above in Section 3(b), your RSUs, to the extent forfeitable immediately before such Termination of Affiliation, shall thereupon automatically be forfeited and you shall have no further rights under this Award Agreement;

(d)   If you cease to be employed on a Full-Time Basis for any reason other than for death or Disability, your RSUs, to the extent forfeitable immediately before such cessation of employment on a Full-Time Basis, shall thereupon automatically be forfeited and you shall have no further rights under this Award Agreement.

Section 4.   Investment Intent

The Grantee agrees that the Shares acquired pursuant to the vesting of one or more tranches of RSUs shall be acquired for his/her own account for investment only and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act of 1933 (the "1933 Act") or other applicable securities laws. The Company may, but in no event shall be required to, bear any expenses of complying with the 1933 Act, other applicable securities laws or the rules and regulations of any national securities exchange or other regulatory authority in connection with the registration, qualification, or transfer, as the case may be, of this Award Agreement or any Shares acquired hereunder. The foregoing restrictions on the transfer of the Shares shall be inoperative if (a) the Company previously shall have been furnished with an opinion of counsel, satisfactory to it, to the effect that such transfer will not involve any violation of the 1933 Act and other applicable securities laws or (b) the Shares shall have been duly registered in compliance with the 1933 Act and other applicable state or federal securities laws. If this Award Agreement, or the Shares subject to this Award Agreement, are so registered under the 1933 Act, the Grantee agrees that he will not make a public offering of the said Shares except on a national securities exchange on which the shares of the Company are then listed.

Section 5.   Nontransferability of RSUs

No rights under this Award Agreement relating to the RSUs may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, including, unless specifically approved by the Company, any purported transfer to a current spouse or former spouse in connection with a legal separation or divorce proceeding. All rights with respect to the RSUs granted to the Grantee shall be available during his or her lifetime only to the Grantee.

Section 6.   <u>**Restrictive Covenants**</u>

In consideration of the RSUs granted to the Grantee under this Award Agreement and in addition to any other restrictive agreements the Grantee may have entered into with the Company, the Grantee accepts and agrees to be bound by the restrictive covenants set forth below in this Section 6, and acknowledges that these restrictive covenants are fair and reasonable in light of the Company's legitimate business interest in protecting the Company's and its Subsidiaries' trade secrets, other commercially sensitive business information, and their customer, employee, and other business relationships. The Grantee hereby agrees to the following restrictive covenants:

(a)   *Non-competition*   During the Grantee's employment and until one year after the Grantee ceases being employed by or acting as a consultant or independent contractor to the Company or any Subsidiary, the Grantee will not perform executive, managerial, professional, engineering, technical, business development, supply chain or sales services in the United States as an employee, director, officer, consultant, independent contractor or advisor, or invest in, whether in the form of equity or debt, or otherwise have an ownership interest in any company, entity or person that competes with the Company in any of its operating segments. The Grantee expressly acknowledges that the Company and its United States Subsidiaries have a nationwide business and customer base in each of its operating segments. The Grantee expressly acknowledges and agrees that a nationwide restriction is reasonable under the circumstances and necessary in order to protect the legitimate business interests of the Company and its United States Subsidiaries.   Nothing in this Section 6(a) shall, however, restrict the Grantee from making an investment in and owning up to one-percent (1%) of the common stock of any company whose stock is listed on a national securities exchange or actively traded in an over-the-counter market; provided that such investment does not give the Grantee the right or ability to control or influence the policy decisions of any competitor of the Company or a Subsidiary.

(b)   *Non-Solicitation of Customers, Suppliers, Business Partners and Vendors*   During the Grantee's employment and until one year after the Grantee ceases being employed by the Company or any Subsidiary, the Grantee will not, either directly or indirectly through another business or person, solicit, or assist others in soliciting or attempting to solicit any customer, prospective customer, vendor, prospective vendor, supplier or business partner of the Company or Subsidiary with whom the Grantee had contact with during the last two years of Grantee's employment..

(c)   *Nonsolicitation of Employees*   During the Grantee's employment and until one year after the Grantee ceases being employed by or acting as a consultant or independent contractor to the Company or any Subsidiary, the Grantee will not, either directly or indirectly through another business or person, solicit, hire, recruit, employ, or attempt to solicit, hire, recruit or employ, or facilitate any such acts by others, any person then currently employed by the Company or any Subsidiary.

(d)   *No Application in Certain States or Jurisdictions*. Sections 6(a), 6(b) and 6(c) do not apply to employment in California, Oklahoma or Minnesota or in any other state or jurisdiction where such provisions are prohibited by law.

(e)   ***Conftdpnaaltyi*** The Grantee acknowledges that it is the policy of the Company and its subsidiaries to maintain as secret and confidential all valuable and unique information and techniques acquired, developed or used by the Company and its Subsidiaries relating to their businesses, operations, employees and customers ("Confidential Information"). The Grantee recognizes that the Confidential Information is the sole and exclusive property of the Company and its subsidiaries, and that disclosure of Confidential Information would cause damage to the Company and its Subsidiaries. The Grantee shall not at any time disclose or authorize anyone else to disclose any Confidential Information or proprietary information that (A) is disclosed to or known by the Grantee as a result or as a consequence of or through the Grantee's performance of services for the Company or any Subsidiary, (B) is not publicly or generally known outside the Company and (C) relates in any manner to the Company's business. This obligation will continue even though the Grantee's employment with the Company or a Subsidiary may have terminated. This paragraph 6(e) shall apply in addition to, and not in derogation of any other confidentiality agreements that may exist, now or in the future, between the Grantee and the Company or any Subsidiary.

(f)   ***Rpc pdtpsi*** The Grantee acknowledges that irreparable harm would result from any breach of this Section and that monetary damages alone would not provide adequate relief or remedy. Accordingly, the Grantee specifically agrees that, if the Grantee breaches any of the Grantee's obligations under this Section 6, the Company and any Subsidiary shall be entitled to injunctive relief. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary shall be precluded from pursuing any and all remedies they may have at law or in equity for any breach of Grantee's restrictive covenants in this Section 6.

Section 7.   Status of the Grantee

The Grantee shall not be deemed a shareholder of the Company with respect to any of the Shares subject to this Award Agreement until such time as the underlying Shares shall have been issued to him or her. The Company shall not be required to issue or transfer any Shares pursuant to this Award Agreement until all applicable requirements of law have been complied with and such Shares shall have been duly listed on any securities exchange on which the Shares may then be listed. Grantee (i) is not entitled to receive any dividends or dividend equivalents, whether such dividends would be paid in cash or in kind, or receive any other distributions made with respect to the RSUs and (ii) does not have nor may he or she exercise any voting rights with respect to any of the RSUs, in both cases (i) and (ii) above, unless and until the actual Shares underlying the RSUs have been delivered pursuant to this Award Agreement.

Section 8.   No Effect on Capital Structure

This Award Agreement shall not affect the right of the Company to reclassify, recapitalize or otherwise change its capital or debt structure or to merge, consolidate, convey any or all of its assets, dissolve, liquidate, windup, or otherwise reorganize.

Section 9. **Adjustments**

Notwithstanding any provision herein to the contrary, in the event of any change in the number of outstanding Shares effected without receipt of consideration therefor by the Company, by reason of a merger, reorganization, consolidation, recapitalization, separation, liquidation, stock dividend, stock split, share combination or other change in the corporate structure of the Company affecting the Shares, the aggregate number and class of Shares subject to this Award Agreement shall be automatically adjusted to accurately and equitably reflect the effect thereon of such change; provided, however, that any fractional share resulting from such adjustment shall be eliminated. In the event of a dispute concerning such adjustment, the decision of the Board shall be conclusive.

Section 10. **Amendments**

This Award Agreement may be amended only by a writing executed by the Company and the Grantee which specifically states that it is amending this Award Agreement; provided that this Award Agreement is subject to the power of the Board to amend the Plan as provided therein. Except as otherwise provided in the Plan, no such amendment shall materially adversely affect the Grantee's rights under this Award Agreement without the Grantee's consent.

Section 11. **Board Authority**

Any questions concerning the interpretation of this Award Agreement, any adjustments required to be made under Sections 9 or 10 of this Award Agreement, and any controversy which arises under this Award Agreement shall be settled by the Board in its sole discretion.

Section 12. **Withholding**

At the time the RSUs are delivered to you pursuant to this Award Agreement, the Company will be obligated to pay withholding and social taxes on your behalf. Accordingly, the Company shall have the power to withhold, or require you to remit to the Company, an amount sufficient to satisfy any such federal, state, local or foreign withholding tax or social tax requirements. At the Company's discretion, withholding may be taken from other compensation payable to you or may be satisfied by reducing the number of RSUs deliverable to you. If the Company elects to reduce the number of RSUs deliverable to you and less than the full value of an RSU is needed to satisfy any applicable withholding taxes, the Company will distribute to you the value of the remaining fractional share in cash in an amount equal to the Fair Market Value of a Share as of the Settlement Date multiplied by the remaining fractional RSU.

Section 13.   **Notice**

Whenever any notice is required or permitted hereunder, such notice must be given in writing by (a) personal delivery, or (b) expedited, recognized delivery service with proof of delivery, or (c) United States Mail, postage prepaid, certified mail, return receipt requested, or (d) telecopy or email (provided that the telecopy or email is confirmed). Any notice required or permitted to be delivered hereunder shall be deemed to be delivered on the date which it was personally delivered, sent to the intended addressee, or, whether actually received or not, on the third business day after it is deposited in the United States mail, certified or registered, postage prepaid, addressed to the person who is to receive it at the address which such person has theretofore specified by written notice delivered in accordance herewith. The Company or the Grantee may change, at any time and from time to time, by written notice to the other, the address specified for receiving notices. Until changed in accordance herewith, the Company's address for receiving notices shall be Garmin Ltd., Attention: General Counsel, Mühlentalstrasse 2, 8200 Schaffhausen, Switzerland. Unless changed, the Grantee's address for receiving notices shall be the last known address of the Grantee on the Company's records. It shall be the Grantee's sole responsibility to notify the Company as to any change in his or her address. Such notification shall be made in accordance with this Section 13.

Section 14.   **Severability**

If any part of this Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not serve to invalidate any part of this Award Agreement not declared to be unlawful or invalid. Any part so declared unlawful or invalid shall, if possible, be construed in a manner which gives effect to the terms of such part to the fullest extent possible while remaining lawful and valid. Additionally, if any of the covenants in Section 6 are determined by a court to be unenforceable in whole or in part because of such covenant's duration or geographical or other scope, such court shall modify the duration or scope of such provision as the case may be, so as to cause such covenant, as so modified, to be enforceable.

Section 15.   **Binding Effect**

This Award Agreement shall bind, and, except as specifically provided herein, shall inure to the benefit of the respective heirs, legal representatives, successors and assigns of the parties hereto.

Section 16.   **Governing Law and Jurisdiction**

This Award Agreement and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Kansas without giving effect to the principles of the Conflict of Laws to the contrary. Except as otherwise provided by mandatory forum requirements of the applicable law, the courts of the State of Kansas shall have exclusive jurisdiction with regard to any disputes under the Plan. The Company shall retain, however, in addition the right to bring any claim in any other appropriate forum.

EXHIBIT 21.1

GARMIN LTD.

List of Subsidiaries of Company

Name of Subsidiary	Jurisdiction of Incorporation
AeroData, Inc.	Arizona
Garmin International, Inc.	Kansas
Garmin USA, Inc.	Kansas
Garmin Realty, LLC	Kansas
Garmin Insurance Services, LLC	Kansas
Garmin Services, Inc.	Kansas
AeroNavData, Inc.	Missouri
Garmin AT, Inc.	Oregon
Garmin Australasia Pty Ltd.	Australia
Garmin Austria GmbH	Austria
Garmin Austria Holding GmbH	Austria
Garmin Belux NV/SA	Belgium
Garmin Brasil Tecnologias Para Aviação Ltda.	Brazil
Garmin Canada, Inc.	Canada (Alberta)
Garmin Chile Limitada	Chile
Garmin China Co., Ltd.	China
Garmin China Shanghai Co., Ltd.	China
Garmin China Shanghai RHQ Co., Ltd.	China
Garmin China ChengDu Co., Ltd.	China
Garmin China Yangzhou Co., Ltd.	China
Garmin Hrvatska d.o.o.	Croatia
Garmin Czech s.r.o	Czech Republic
Garmin Nordic Denmark A/S	Denmark
Garmin Danmark Ejendomme ApS	Denmark
Garmin (Europe) Ltd.	England
Firstbeat Analytics Oy	Finland
Garmin Nordic Finland Oy	Finland
Garmin Nordic Finland Holding Oy	Finland
Garmin France SAS	France
Garmin Deutschland GmbH	Germany
Garmin Deutschland Beteiligungs GmbH	Germany
Garmin Würzburg GmbH	Germany
Garmin India Private Ltd.	India
Garmin Technologies Pvt. Ltd.	India
PT Garmin Indonesia Distribution	Indonesia
Garmin Italia S.r.l.	Italy
Garmin Italy Technologies S.r.l.	Italy
Garmin Japan Ltd.	Japan
Garmin Luxembourg S.à r.l.	Luxembourg
Garmin Luxembourg Holdings S.à r.l.	Luxembourg
Garmin Malaysia Sdn. Bhd	Malaysia
Garmin Comercializadora S. de RL de CV	Mexico
Garmin Navigation Mexico S de RL de CV	Mexico
Garmin Nederland B.V.	Netherlands
Tacx B.V.	Netherlands
Tacx International B.V.	Netherlands
Garmin New Zealand Ltd.	New Zealand
Garmin Australasia New Zealand Branch	New Zealand

Garmin Nordic Norway AS	Norway
Garmin Nordic Norway Holding AS	Norway
Garmin Polska sp. z o.o.	Poland
Garmin Wroclaw sp. z o.o	Poland
Garmin Cluj SRL	Romania
Garmin, trgovina in servis, d.o.o.	Slovenia
Garmin Africa Holdings (Pty) Ltd.	South Africa
Garmin Southern Africa (Pty) Ltd.	South Africa
Garmin Korea Ltd.	South Korea
Garmin Iberia S.A.	Spain
Garmin Spain S.L.U.	Spain
Garmin Singapore Pte. Ltd	Singapore
Garmin Nordic Sweden AB	Sweden
Garmin Sweden Technologies AB	Sweden
Easyhunt AB	Sweden
Garmin Switzerland GmbH	Switzerland
Garmin Switzerland Distribution GmbH	Switzerland
Garmin Corporation	Taiwan
Garmin (Thailand) Ltd.	Thailand
Garmin Chonburi (Thailand) Ltd	Thailand
Garmin Vietnam Ltd.	Vietnam

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-189178) pertaining to the Garmin Ltd. 2005 Equity Incentive Plan;

(2) Registration Statement (Form S-8 No. 333-179801) pertaining to the Garmin Ltd. 2011 Non-Employee Directors' Equity Incentive Plan;

(3) Registration Statement (Form S-8 No. 333-124818) pertaining to the Garmin International, Inc. 401(k) and Pension Plan;

(4) Registration Statement (Form S-8 No. 333-125717) pertaining to the Garmin Ltd. Amended and Restated 2005 Equity Incentive Plan;

(5) Registration Statement (Form S-8 No. 333-51470) pertaining to the Garmin Ltd. Amended and Restated Employee Stock Purchase Plan, Garmin Ltd. Amended and Restated 2000 Equity Incentive Plan, Garmin Ltd. Amended and Restated 2000 Non-Employee Directors' Option Plan;

(6) Registration Statement (Form S-8 No. 333-52766) pertaining to the Garmin International, Inc. 401(k) and Pension Plan;

(7) Registration Statement (Form S-8 No. 333-149450) pertaining to the Garmin International, Inc. 401(k) and Pension Plan;

(8) Registration Statement (Form S-8 No. 333-205945) pertaining to the Garmin Ltd. Employee Stock Purchase Plan;

(9) Registration Statement (Form S-8 No. 333-232086) pertaining to the Garmin Ltd. Employee Stock Purchase Plan, as Amended and Restated on June 7, 2019;

(10) Registration Statement (Form S-8 No. 333-272708) pertaining to the Garmin Ltd. Employee Stock Purchase Plan, as Amended and Restated on June 9, 2023; and

(11) Registration Statement (Form S-8 No. 333-272707) pertaining to the Garmin Ltd. 2011 Non-Employee Directors' Equity Incentive Plan, as Amended and Restated on June 9, 2023

of our reports dated February 21, 2024, with respect to the consolidated financial statements of Garmin Ltd. and Subsidiaries, and the effectiveness of internal control over financial reporting of Garmin Ltd. and Subsidiaries, included in this Annual Report (Form 10-K) of Garmin Ltd. for the year ended December 30, 2023.

/s/ Ernst & Young LLP
Kansas City, Missouri
February 21, 2024

EXHIBIT 31.1

CERTIFICATION

I, Clifton A. Pemble, certify that:

1.   I have reviewed this report on Form 10-K of Garmin Ltd.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:	February 21, 2024 By/s/ Clifton A. Pemble
                                                                                              Clifton A. Pemble
                                                                                              President and Chief
                                                                                              Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Douglas G. Boessen, certify that:

1.   I have reviewed this report on Form 10-K of Garmin Ltd.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2024

By /s/ Douglas G. Boessen
Douglas G. Boessen
Chief Financial Officer

EXHIBIT 32.1

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Clifton A. Pemble, President and Chief Executive Officer of Garmin Ltd. (the "Company") hereby certify that:

(1) The Annual Report on Form 10-K for the year ended December 30, 2023 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 21, 2024

/s/ Clifton A. Pemble
Clifton A. Pemble
President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

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Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), I, Douglas G. Boessen, Chief Financial Officer of Garmin Ltd. (the "Company") hereby certify that:

(1) The Annual Report on Form 10-K for the year ended December 30, 2023 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 21, 2024

/s/ Douglas G. Boessen
Douglas G. Boessen
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 97.1

INCENTIVE COMPENSATION RECOVERY POLICY

Garmin Ltd. and Subsidiaries
Adopted by the Board of Directors of Garmin Ltd. on October 27, 2023

The Board of Directors (the "Board") of Garmin Ltd. (the "Company") is adopting this Incentive Compensation Recovery Policy (this "Policy") to provide for the recovery of certain incentive compensation in the event of an Accounting Restatement to align with the highest standards of honest and ethical business standards. Capitalized terms used but not otherwise defined have the meanings set forth in the Definitions section below.

I.   STATEMENT OF POLICY

In the event that the Company is required to prepare an Accounting Restatement, except as otherwise set forth in this Policy, the Company shall recover, reasonably promptly, the Excess Incentive Compensation received by any Covered Executive during the Recoupment Period.

This Policy applies to all Incentive Compensation received during the Recoupment Period by a person (a) after beginning service as a Covered Executive, (b) who served as a Covered Executive at any time during the performance period for that Incentive Compensation and (c) while the Company has a class of securities listed on the New York Stock Exchange ("NYSE") or another national securities exchange or association. This Policy may therefore apply to a Covered Executive even after that person is no longer a Company employee or a Covered Executive at the time of recovery. This Policy may also apply to Incentive Compensation granted to a person prior to beginning service as a Covered Executive if such person becomes a Covered Executive at any time during the performance period for that Incentive Compensation.

Incentive Compensation is deemed "received" for purposes of this Policy in the fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or issuance of such Incentive Compensation occurs after the end of that period. For example, if the performance target for an award is based on revenue for the fiscal year ended December 30, 2023, the award will be deemed to have been received in 2023 even if paid in 2024.

Exceptions

The Company is not required to recover Excess Incentive Compensation pursuant to this Policy to the extent the Board makes a determination that recovery would be impracticable for one of the following reasons (and the applicable procedural requirements are met):

a.   after making a reasonable and documented attempt to recover the Excess Incentive Compensation, which documentation will be provided to the NYSE to the extent required, the Board determines that the direct expenses that would be paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;

b.   based on a legal opinion of counsel, acceptable to the NYSE, the Board determines that recovery would violate a home country law adopted prior to November 28, 2022; or

c. the Board determines that recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

II. DEFINITIONS

"Accounting Restatement" means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For the avoidance of doubt, restatements that do not represent the correction of an error are not Accounting Restatements, including, without limitation, restatements resulting solely from: retrospective application of a change in generally accepted accounting principles; retrospective revisions to reportable segment information due to a change in the structure of the Company's internal organization; retrospective reclassifications due to discontinued operations; retrospective applications of changes in reporting entity, such as from a reorganization of entities under common control; retrospective adjustments to provisional amounts in connection with prior business combinations; and retrospective revisions for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

"Covered Executive" means a current or former executive officer of the Company as determined by the Board in accordance with Section 303A.14 of the NYSE Listed Company Manual, Section 10D of the Exchange Act, and Rule 10D-1(b)(1) as promulgated under the Exchange Act.

"Excess Incentive Compensation" means the amount of Incentive Compensation received during the Recoupment Period by any Covered Executive that exceeds the amount of Incentive Compensation that otherwise would have been received by such Covered Executive if the determination of the Incentive Compensation to be received had been determined based on restated amounts in the Accounting Restatement and without regard to any taxes paid.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Incentive Compensation" means any compensation (including cash and equity compensation) that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. For purposes of this definition, a "financial reporting measure" is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements and any measure derived wholly or in part from such measures, or (ii) the Company's stock price and/or total shareholder return. A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission. Incentive Compensation subject to this Policy may be provided by the Company or subsidiaries or affiliates of the Company.

"Recoupment Period" means the three completed fiscal years preceding the Trigger Date, and any transition period (that results from a change in the Company's fiscal year) of less than nine months within or immediately following those three completed fiscal years, provided that any transition period of nine months or more shall count as a full fiscal year.

"Trigger Date" means the earlier to occur of: (a) the date the Board of Directors, the Audit Committee (or such other committee of the Board as may be authorized to make such a conclusion), or the officer or officers of the Company authorized to take such action if action by the Board of Directors is not required concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement; in the case of both (a) and (b) regardless of if or when restated financial statements are filed.

III. ADMINISTRATION

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee.

This Policy is intended to comply with Section 303A.14 of the NYSE Listed Company Manual, Section 10D of the Exchange Act, and Rule 10D-1(b)(1) as promulgated under the Exchange Act, and shall be interpreted in a manner consistent with those requirements. The Board has full authority to interpret and administer this Policy. The Board's determinations under this Policy shall be final and binding on all persons, need not be uniform with respect to each individual covered by the Policy, and shall be given the maximum deference permitted by law.

The Board has the authority to determine the appropriate means of recovering Excess Incentive Compensation based on the particular facts and circumstances, which could include, but is not limited to, seeking direct reimbursement, forfeiture of awards, offsets against other payments, and forfeiture of deferred compensation (subject to compliance with Section 409A of the Internal Revenue Code).

Subject to any limitations under applicable law, the Board may authorize any officer or employee of the Company to take actions necessary or appropriate to carry out the purpose and intent of this Policy, provided that no such authorization shall relate to any recovery under this Policy that involves such officer or employee.

If the Board cannot determine the amount of excess Incentive Compensation received by a Covered Executive directly from the information in the Accounting Restatement, such as in the case of Incentive Compensation tied to stock price or total stockholder return, then it shall make its determination based on its reasonable estimate of the effect of the Accounting Restatement and shall maintain documentation of such determination, including for purposes of providing such documentation to the NYSE.

Except where an action is required by Section 303A.14 of the NYSE Listed Company Manual, Section 10D of the Exchange Act or Rule 10D-1(b)(1) promulgated under the Exchange Act to be determined in a different matter, the Board may act to have the independent directors of the Board administer this policy in place of the Board.

IV. NO INDEMNIFICATION OR ADVANCEMENT OF LEGAL FEES; DISCHARGE INAPPLICABLE

Notwithstanding the terms of any indemnification agreement, insurance policy, contractual arrangement, the governing documents of the Company or other document or arrangement, the Company shall not indemnify any Covered Executive against, or pay the premiums for any insurance policy to cover, any amounts recovered under this Policy or any expenses that a Covered Executive incurs in opposing Company efforts to recoup amounts pursuant to the Policy. For the avoidance of doubt, in the event shareholders of the Company vote to discharge any Covered Executive who is a member of the Company's Executive Management (as defined in the Company's Articles of Association) from personal liability for such Covered Executive's activities during any fiscal year, such discharge shall not prohibit or otherwise limit the Company's obligation or right to recover Excess Incentive Compensation from such Covered Executive pursuant to this Policy.

V. NON-EXCLUSIVE REMEDY; SUCCESSORS

Recovery of Incentive Compensation pursuant to this Policy shall not in any way limit or affect the rights of the Company to pursue disciplinary, legal, or other action or pursue any other remedies available to it. This Policy shall be in addition to, and is not intended to limit, any rights of the Company to recover Incentive Compensation from Covered Executives under any legal remedy available to the Company and applicable laws and regulations, including but not limited to the Sarbanes-Oxley Act of 2002, as amended, or pursuant to the terms of any other Company policy, employment agreement, equity award agreement, or similar agreement with a Covered Executive.

This Policy shall be binding and enforceable against all Covered Executives and their successors, beneficiaries, heirs, executors, administrators, or other legal representatives.

VI. AMENDMENT

This Policy may be amended from time to time by the Board or the Board of Directors.

VII. EFFECTIVE DATE

This Policy shall apply to any Incentive Compensation received on or after October 2, 2023 (the "Effective Date"). As of the Effective Date, this Policy shall supersede and replace the Clawback Policy of the Company dated February 13, 2015.

FORM OF ACKNOWLEDGEMENT

By my signature below, I hereby acknowledge that I have read and understand the Garmin Ltd. Incentive Compensation Recovery Policy (the "Policy") adopted by Garmin Ltd. (the "Company"), and that I consent and agree to abide by its provisions and further agree that (defined terms used but not defined in this Acknowledgment shall have the meanings set forth in the Policy):

1. The Policy shall apply to any Incentive Compensation as set forth in the Policy and all such Incentive Compensation shall be subject to recovery under the Policy;

2. Any applicable award agreement or other document setting forth the terms and conditions of any Incentive Compensation granted to me by the Company or its affiliates shall be deemed to include the restrictions imposed by the Policy and shall be deemed to incorporate the Policy by reference, and in the event of any inconsistency between the provisions of the Policy and the applicable award agreement or other document setting forth the terms and conditions of any Incentive Compensation granted to me, the terms of the Policy shall govern unless the terms of such other agreement or other document would result in a greater recovery by the Company;

3. In the event it is determined by the Company that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement;

4. I acknowledge that, notwithstanding any indemnification agreement or other arrangement between the Company and me, the Company shall not indemnify me against, or pay the premiums for any insurance policy to cover, losses incurred under the Policy;

5. The Policy may be amended from time to time in accordance with its terms; and

6. This Acknowledgment and the Policy shall survive and continue in full force and in accordance with its terms, notwithstanding any termination of my employment with the Company and its affiliates.

Signature: _____

Print Name: _____

Date: _____

BOARD OF DIRECTORS

JONATHAN C. BURRELL ❷ ❸
CEO
Burrell Family Office
and Technical Expert

JOSEPH J. HARTNETT ❶ ❷ ❸
Former Interim President and CEO,
Sparton Corp.
Former President and CEO,
Ingenient Technologies, Inc. and
U.S. Robotics Corporation

DR. MIN H. KAO
Executive Chairman
Garmin Ltd.

CATHERINE A. LEWIS ❶ ❷ ❸
Retired Partner
KPMG LLP

CHARLES W. PEFFER ❶ ❷ ❸
Retired Partner
KPMG LLP

CLIFTON A. PEMBLE
President and CEO
Garmin Ltd.

❶ Audit Committee
❷ Nominating and Corporate Governance Committee
❸ Compensation Committee

EXECUTIVE OFFICERS

DR. MIN H. KAO
Executive Chairman

CLIFTON A. PEMBLE
President and CEO

DOUGLAS G. BOESSEN
CFO and Treasurer

ANDREW R. ETKIND
Vice President, General Counsel and Secretary

PATRICK G. DESBOIS
Executive Vice President, Operations

PHILIP I. STRAUB
Executive Vice President,
Managing Director – Aviation

DANNY J. BARTEL
Vice President, Global Consumer Sales

SEAN M. BIDDLECOMBE
Managing Director, EMEA

SUSAN C. LYMAN
Vice President, Global Consumer Marketing

LAURIE A. MINARD
Vice President, Human Resources

MATTHEW W. MUNN
Vice President, Managing Director – Auto OEM

WANG CHENG-WEI
General Manager, Garmin Corporation

INVESTOR RELATIONS

investor.relations@garmin.com

Investor relations information is available on the company's website at
Garmin.com/investors.

TRANSFER AGENT

Computershare Trust Company, N.A.
150 Royall St.
Canton, MA 02021
United States

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP

MARKET INFORMATION

The shares of Garmin Ltd. are traded on the New York Stock Exchange
under the symbol GRMN. Garmin Ltd. is a component of the S&P 500 Index.

GARMIN.



GARMIN®

M00-60349-00 0424